As filed with the Securities and Exchange Commission on January 11, 2008
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LOGMEIN, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	20-1515952
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 Unicorn Park Drive
Woburn, Massachusetts 01801
(781) 638-9050
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael K. Simon
Chairman and Chief Executive Officer
500 Unicorn Park Drive
Woburn, Massachusetts 01801
(781) 638-9050
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

John H. Chory, Esq. Philip P. Rossetti, Esq. Susan L. Mazur, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1100 Winter Street Waltham, Massachusetts 02154 (781) 966-2000	Keith F. Higgins, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000

Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee(2)
Common Stock, $0.01 par value per share	$86,250,000	$3,390

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated January 11, 2008

PROSPECTUS

           Shares

Common Stock

This is the initial public offering of common stock by LogMeIn, Inc. We are offering           shares of common stock.

The estimated initial public offering price is between $      and $      per share. Currently, no public market exists for the shares. We intend to apply to list our shares of common stock for quotation on The NASDAQ Global Market under the symbol “LOGM.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 of this prospectus.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds to us (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional          shares from us on the same terms and conditions as set forth above if the underwriters sell more than          shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about          , 2008.

Lehman Brothers	JPMorgan

Thomas Weisel Partners LLC	Piper Jaffray	RBC Capital Markets

          , 2008

PROSPECTUS SUMMARY	1
THE OFFERING	5
SUMMARY CONSOLIDATED FINANCIAL DATA	6
RISK FACTORS	8
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	24
MARKET AND INDUSTRY DATA	24
USE OF PROCEEDS	25
DIVIDEND POLICY	25
CAPITALIZATION	26
DILUTION	28
SELECTED CONSOLIDATED FINANCIAL DATA	29
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	31
BUSINESS	52
MANAGEMENT	63
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	84
PRINCIPAL STOCKHOLDERS	88
DESCRIPTION OF CAPITAL STOCK	91
SHARES ELIGIBLE FOR FUTURE SALE	94
UNDERWRITING	97
LEGAL MATTERS	102
EXPERTS	102
WHERE YOU CAN FIND MORE INFORMATION	102
INDEX TO FINANCIAL STATEMENTS	F-1
Ex-3.1 Fifth Amended and Restated Certificate of Incorporation
Ex-3.3 Bylaws of the Registrant
EX-10.1 2004 Equity Incentive Plan
Ex-10.2 Form of Incentive Stock Option Agreement (2004 Plan)
Ex-10.3 Form of Nonstatutory Stock Option Agreement (2004 Plan)
Ex-10.4 2007 Stock Incentive Plan
Ex-10.5 Form of Incentive Stock Option Agreement (2007 Plan)
Ex-10.6 Form of Nonstatutory Stock Option Agreement (2007 Plan)
Ex-10.7 Form of Restricted Stock Agreement (2007 Plan)
Ex-10.8 Letter Agreement, dated April 18, 2005 (Richard Redding)
Ex-10.9 Indemnification Agreement, dated December 5, 2005 (David Barrett)
Ex-10.10 Indemnification Agreement, dated December 5, 2005 (Steven Benson)
Ex-10.11 Indemnification Agreement, dated October 15, 2004 (Michael Simon)
Ex-10.13 Second Amended and Restated Investor Rights Agreement, dated December 26, 2007
Ex-10.14 Lease, dated July 14, 2004 (Acquiport Unicorn)
Ex-10.15 Connectivity Service and Marketing Agreement, dated December 26, 2007
Ex-21.1 Subsidiaries of the Registrant
EX-23.1 Consent of Independent Registered Public Accounting Firm
Ex-23.3 Consent of Shields & Company, Inc.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                    , 2008, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision.

Overview

LogMeIn is a leading provider of on-demand, remote-connectivity solutions to small and medium-sized businesses, or SMBs, IT service providers and consumers. Businesses and IT service providers use our solutions to deliver remote, end-user support and to access and manage computers and other Internet-enabled devices more effectively and efficiently. Consumers and mobile workers use our solutions to access computer resources remotely, thereby facilitating their mobility and increasing their productivity. Our solutions, which are deployed on-demand and accessible through a Web browser, are secure, scalable and easy for our customers to try, purchase and use. Our customer base has grown from approximately 48,000 premium accounts in November 2006 to approximately 92,000 premium accounts in November 2007.

We believe LogMeIn Free and LogMeIn Hamachi, our popular free services, provide on-demand connectivity to more users than any other on-demand connectivity service, giving us access to a diverse group of users and increasing awareness of our premium services. Our users have connected over 30 million computers and other Internet-enabled devices to a LogMeIn service, and during November 2007 the total number of devices connected to our services increased at an average of over 60,000 per day. We complement our free services with nine premium services, including LogMeIn Rescue and LogMeIn IT Reach, our flagship remote support and management services, and LogMeIn Pro, our premium remote access service. Sales of our premium services are generated through word-of-mouth referrals, Web-based advertising, expiring free trials that we convert to paid subscriptions and direct marketing to new and existing customers.

We deliver each of our on-demand solutions as a hosted service that runs on our proprietary platform called Gravity. Gravity establishes secure connections over the Internet between remote computers and other Internet-enabled devices and mediates the direct transmission of data. This robust and scalable platform connects over 4.2 million computers to our services each day.

We sell our services on a subscription basis at prices ranging from approximately $40 to $1,900 per year. During the nine months ended September 30, 2007, we completed over 159,000 transactions at an average transaction price of approximately $160. During the nine months ended September 30, 2007, we generated revenues of $18.4 million, as compared to $7.3 million over the same period in 2006, an increase of 151%.

Industry Background

Mobile workers, IT professionals and consumers save time and money by accessing computing resources remotely. Remote access allows mobile workers and consumers to use applications, manage documents and collaborate with others whenever and wherever an Internet connection is available. Remote-connectivity solutions also allow IT professionals to deliver support and management services to remote end users and computers and other Internet-enabled devices.

A number of trends are increasing the demand for remote-connectivity solutions:

•	Increasingly mobile workforce. Workers are spending less of their time in a traditional office environment and are increasingly telecommuting and traveling with Internet-enabled devices.

•	Increasing use of IT outsourcing by SMBs. SMBs generally have limited internal IT expertise and IT budgets and are therefore increasingly turning to third-party service providers to manage the complexity of IT services at an affordable cost.

•	Growing adoption of on-demand solutions. By accessing hosted, on-demand solutions through a Web browser, companies can avoid the time and costs associated with installing, configuring and maintaining IT support applications within their existing IT infrastructure.

•	Increasing need to support the growing number of Internet-enabled consumer devices. Consumer adoption of Internet-enabled devices is growing rapidly. Manufacturers, retailers and service providers struggle to provide cost-effective support for these devices and often turn to remote support and management solutions in order to increase customer satisfaction while lowering the cost of providing that support.

•	Proliferation of Internet-enabled mobile devices (smartphones). The rapid proliferation and increased functionality of smartphones is creating a growing need for remote support of these devices.

Our Solutions

Our solutions allow our users to remotely access, support and manage computers and other Internet-enabled devices on demand. We believe our solutions benefit users in the following ways:

•	Reduced set-up, support and management costs. Businesses easily set up our on-demand services with little or no modification to the remote location’s network or security systems and without the need for upfront technology or software investment. In addition, our customers lower their support and management costs by performing management-related tasks remotely.

•	Increased mobile worker productivity. Our remote-access services allow non-technical users to access and control remote computers and other Internet-enabled devices, increasing their mobility and allowing them to remain productive while away from the office.

•	Increased end-user satisfaction. Our services enable help desk technicians to quickly and easily gain control of a remote user’s computer. Once connected, the technician can diagnose and resolve problems while interacting with and possibly training the end user.

•	Reliable, fast and secure services. Our services possess built-in redundancy of servers and other infrastructure in three data centers, two located in the United States and one located in Europe. Our proprietary platform enables our services to connect and manage devices at enhanced speeds. Our services implement industry-standard security protocols and authenticate and authorize users of our services without storing passwords.

•	Easy to try, buy and use. Our services are simple to install, and our customers can use our services to manage their remote systems from any Web browser. In addition, our low service delivery costs and hosted delivery model allow us to offer each of our services at competitive prices and to offer flexible payment options.

Our Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and are key to our success:

•	Large established user community. Our large and growing community of users drives awareness of our services through personal recommendations, blogs and other online communication methods and provides us with a significant audience to which we can market and sell premium services.

•	Efficient customer acquisition model. We believe our free products and our large user base help generate word-of-mouth referrals, which in turn increases the efficiency of our paid marketing activities, the large majority of which are focused on pay-per-click search engine advertising.

•	Technology-enabled cost advantage. Our patent-pending service delivery platform, Gravity, reduces our bandwidth and other infrastructure requirements, which we believe makes our services faster and less expensive to deliver as compared to competing services.

•	On-demand delivery. Delivering our services on-demand allows us to serve additional customers with little incremental expense and to deploy new applications and upgrades quickly and efficiently to our existing customers.

•	High recurring revenue and high transaction volumes. We believe that our sales model of a high volume of new and renewed subscriptions at low transaction prices increases the predictability of our revenues compared to perpetual license-based software businesses.

Growth Strategy

Our objective is to extend our position as a leading provider of on-demand, remote-connectivity solutions. To accomplish this, we intend to:

•	Acquire new customers. We seek to continue to attract new customers by aggressively marketing our solutions and encouraging trials of our services while expanding our sales force.

•	Increase sales to existing customers. We plan to continue upselling and cross-selling our broad portfolio of services to our existing customer base by actively marketing our portfolio of services through e-commerce and by expanding our sales force.

•	Continue to build our user community. We plan to grow our community of users by marketing our services through paid advertising to target prospective customers who are seeking remote-connectivity solutions and by continuing to offer our popular free services, LogMeIn Free and LogMeIn Hamachi.

•	Expand internationally. We intend to expand our international sales and marketing staff and increase our international marketing expenditures to take advantage of this opportunity.

•	Continue to expand our service portfolio. We intend to continue to invest in the development of new on-demand, remote-connectivity services for businesses, IT service providers and consumers. We also intend to extend our services to work with other types of Internet-connected devices.

•	Pursue strategic acquisitions. We plan to pursue acquisitions that complement our existing business, represent a strong strategic fit and are consistent with our overall growth strategy.

Intel Relationship

In December 2007, we entered into a service and marketing agreement with Intel Corporation to jointly develop a service that delivers connectivity to computers built with Intel components. Under the terms of this multi-year agreement, we will adapt our service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. Intel will market and sell the services to its customers. Intel will pay a minimum license and service fee to us on a quarterly basis during the term of the agreement. In addition, we and Intel will share revenue generated by the use of the services by third parties to the extent it exceeds the minimum payments. In conjunction with this agreement, Intel Capital purchased 2,222,223 shares of our series B-1 redeemable convertible preferred stock for approximately $10.0 million.

Risks That We Face

You should carefully consider the risks described under the “Risk Factors” section and elsewhere in this prospectus. These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.

Our Corporate Information

In February 2003, we incorporated under the laws of Bermuda. In August 2004, we completed a domestication in the State of Delaware under the name 3am Labs, Inc. We changed our name to LogMeIn, Inc. in March 2006. Our principal executive offices are located at 500 Unicorn Park Drive, Woburn, Massachusetts 01801, and our telephone number is (781) 638-9050. Our website address is www.logmein.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Unless the context otherwise requires, we use the terms “LogMeIn,” “our company,” “we,” “us” and “our” in this prospectus to refer to LogMeIn, Inc. and our subsidiaries on a consolidated basis.

Gravity™, LogMeIn® Backup™, LogMeIn® Free®, LogMeIn® Hamachi™, LogMeIn® Ignition™, LogMeIn® Rescue®, LogMeIn® Rescue+Mobile™, LogMeIn® Pro®, LogMeIn® IT Reach® and RemotelyAnywhere® are trademarks or registered trademarks of LogMeIn, Inc. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including the development of new services, sales and marketing activities and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, services or assets that complement our business. Pending specific use of net proceeds as described in this prospectus, we intend to invest the net proceeds to us from this offering in short-term investment grade and U.S. government securities. See the “Use of Proceeds” section of this prospectus for more information.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	“LOGM”

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of September 30, 2007, and excludes:

•	6,129,000 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2007 at a weighted average exercise price of $0.59 per share; and

•	an additional 405,582 shares of common stock reserved for future issuance under our equity compensation plans as of September 30, 2007.

Unless otherwise indicated, all information in this prospectus assumes:

•	the adoption of our amended and restated certificate of incorporation, which we refer to as our certificate of incorporation, and our amended and restated bylaws, which we refer to as our bylaws, to be effective upon the closing of this offering;

•	the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 28,679,116 shares of our common stock upon the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial data for our business as of and for the periods presented. You should read this information together with the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our consolidated financial statements and related notes included elsewhere in this prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Revenue	$2,574	$3,518	$11,307	$7,335	$18,418
Cost of revenue(1)	359	767	2,033	1,401	2,755

Gross profit	2,215	2,751	9,274	5,934	15,663

Operating expenses:
Research and development(2)	1,349	1,634	3,232	2,073	4,390
Sales and marketing(2)	2,020	5,758	10,050	6,562	13,344
General and administrative(2)	1,070	1,351	2,945	1,967	2,377
Legal settlements	—	—	—	—	1,925
Amortization of intangibles(3)	—	—	141	59	246

Total operating expenses	4,439	8,743	16,368	10,661	22,282

Loss from operations	(2,224)	(5,992)	(7,094)	(4,727)	(6,619)
Interest, net	2	105	365	318	171
Other income (expense), net	3	(27)	28	26	(20)

Net loss	(2,219)	(5,914)	(6,701)	(4,383)	(6,468)
Accretion of redeemable convertible preferred stock	(38)	(279)	(1,790)	(1,342)	(1,432)

Net loss attributable to common stockholders	$(2,257)	$(6,193)	$(8,491)	$(5,725)	$(7,900)

Net loss attributable to common stockholders per share: basic and diluted	$(0.26)	$(0.75)	$(0.99)	$(0.67)	$(0.87)
Weighted average shares outstanding used in computing per share amounts: basic and diluted	8,775	8,310	8,586	8,572	9,042
Pro forma net loss per share:
basic and diluted(4)			$(0.18)		$(0.17)
Pro forma weighted average number of common shares used in pro forma per share calculations: basic and diluted(4)			37,265		37,721

(1)	Includes stock-based compensation expense and acquisition-related intangible amortization expense.

(2)	Includes stock-based compensation expense.

(3)	Consists of acquisition-related intangible amortization expense.

(4)	Pro forma basic and diluted net loss per share have been calculated assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 28,679,116 shares of our common stock upon the closing of this offering.

	As of September 30, 2007
		Pro	Pro Forma as
	Actual	Forma(1)	Adjusted(2)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,015	$10,015
Working capital (deficiency)	(7,386)	(7,386)
Total assets	17,516	17,516
Deferred revenue, including long-term portion	13,072	13,072
Long-term debt, including current portion	1,167	1,167
Total liabilities	20,099	20,099
Redeemable convertible preferred stock	22,028	—
Total stockholders’ equity (deficit)	(24,611)	(2,583)

(1)	The pro forma consolidated balance sheet data give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 28,679,116 shares of our common stock upon the closing of this offering, excluding the 2,222,223 shares of our series B-1 redeemable convertible preferred stock issued to Intel Capital in December 2007 for aggregate proceeds of approximately $10.0 million.

(2)	The pro forma as adjusted consolidated balance sheet data also give effect to our sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our common stock you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We have had a history of losses.

We have never been profitable. We experienced net losses of $5.9 million for 2005, $6.7 million for 2006 and $6.5 million for the nine months ended September 30, 2007. We cannot predict if we will attain or sustain profitability in the near future or at all. We expect to make significant future expenditures to develop and expand our business. In addition, as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. These increased expenditures make it harder for us to achieve and maintain future profitability. Our recent growth in revenue and customer base may not be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including due to the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability, and we may incur significant losses for the foreseeable future.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

Our company has been in existence since 2003, and much of our growth has occurred in recent periods. Our limited operating history may make it difficult for you to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. If we do not manage these risks successfully, our business will be harmed.

Our business is substantially dependent on market demand for, and acceptance of, the on-demand model for the use of software.

We derive, and expect to continue to derive, substantially all of our revenue from the sale of on-demand solutions, a relatively new and rapidly changing market. As a result, widespread acceptance and use of the on-demand business model is critical to our future growth and success. Under the perpetual or periodic license model for software procurement, users of the software typically run applications on their hardware. Because companies are generally predisposed to maintaining control of their IT systems and infrastructure, there may be resistance to the concept of accessing the functionality that software provides as a service through a third party. If the market for on-demand, software solutions fails to grow or grows more slowly than we currently anticipate, demand for our services could be negatively affected.

Growth of our business may be adversely affected if businesses, IT support providers or consumers do not adopt remote access or remote support solutions more widely.

Our services employ new and emerging technologies for remote access and remote support. Our target customers may hesitate to accept the risks inherent in applying and relying on new technologies or methodologies to supplant traditional methods of remote connectivity. Our business will not be successful if our target customers do not accept the use of our remote access and remote support technologies.

Assertions by a third party that our services infringe its intellectual property, whether or not correct, could subject us to costly and time-consuming litigation or expensive licenses.

There is frequent litigation in the software and technology industries based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly visible as a publicly-traded company, the possibility of intellectual property rights claims against us may grow. During 2007, we were a defendant in two patent infringement lawsuits and paid approximately $1.9 million to settle these lawsuits. In December 2007, we received and are currently evaluating a letter from a third party suggesting that certain elements of our RemotelyAnywhere technology may infringe the third party’s patents. We are reviewing the claim but are not able to currently estimate the possibility of loss or range of our costs to address or resolve this claim or to predict the ultimate outcome of the matter.

In addition, although we have licensed proprietary technology, we cannot be certain that the owners’ rights in such technology will not be challenged, invalidated or circumvented. Furthermore, many of our service agreements require us to indemnify our customers for certain third-party intellectual property infringement claims, which could increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling related to any such claims. These types of claims could harm our relationships with our customers, may deter future customers from subscribing to our services or could expose us to litigation for these claims. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party.

Any intellectual property rights claim against us or our customers, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management attention and financial resources. An adverse determination also could prevent us from offering our services, require us to pay damages, require us to obtain a license or require that we stop using technology found to be in violation of a third party’s rights or procure or develop substitute services that do not infringe, which could require significant resources and expenses.

We depend on search engines to attract a significant percentage of our customers, and if those search engines change their listings or increase their pricing, it would limit our ability to attract new customers.

Many of our customers locate our website through search engines, primarily Google. Search engines typically provide two types of search results, algorithmic and purchased listings, and we rely on both types. Algorithmic listings cannot be purchased and are determined and displayed solely by a set of formulas designed by the search engine. Search engines revise their algorithms from time to time in an attempt to optimize search result listings. If the search engines on which we rely for algorithmic listings modify their algorithms in a manner that reduces the prominence of our listing, fewer potential customers may click through to our website, requiring us to resort to other costly resources to replace this traffic. Any failure to replace this traffic could reduce our revenue and increase our costs. In addition, costs for purchased listings have increased in the past and may increase in the future, and further increases could have negative effects on our financial condition.

If we are unable to attract new customers to our services on a cost-effective basis, our revenue and results of operations will be adversely affected.

We must continue to attract a large number of customers on a cost-effective basis, many of whom have not previously used on-demand, remote-connectivity solutions. We rely on a variety of marketing methods to attract new customers to our services, such as paying providers of online services and search engines for advertising space and priority placement of our website in response to Internet searches. Our ability to attract new customers also depends on the competitiveness of the pricing of our services. If our current marketing initiatives are not successful or become unavailable, if the cost of such initiatives were to significantly increase, or if our competitors offer similar services at lower prices, we may not be able to attract new customers on a cost-effective basis and, as a result, our revenue and results of operations would be adversely affected.

If we are unable to retain our existing customers, our revenue and results of operations would be adversely affected.

We sell our services pursuant to agreements that are generally one year in duration. Our customers have no obligation to renew their subscriptions after their subscription period expires, and these subscriptions may not be renewed on the same or on more profitable terms. As a result, our ability to grow depends in part on subscription renewals. We may not be able to accurately predict future trends in customer renewals, and our customers’ renewal rates may decline or fluctuate because of several factors, including their satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors or reductions in our customers’ spending levels. If our customers do not renew their subscriptions for our services, renew on less favorable terms, or do not purchase additional functionality or subscriptions, our revenue may grow more slowly than expected or decline, and our profitability and gross margins may be harmed.

If we fail to convert our free users to paying customers, our revenue and financial results will be harmed.

A significant portion of our user base utilizes our services free of charge through our free services or free trials of our premium services. We seek to convert these free and trial users to paying customers of our premium services. If our rate of conversion suffers for any reason, our revenue may decline and our business may suffer.

We use a limited number of data centers to deliver our services. Any disruption of service at these facilities could harm our business.

We host our services and serve all of our customers from three third-party data center facilities, of which two are located in the United States and one is located in Europe. We do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Any changes in third-party service levels at our data centers or any errors, defects, disruptions or other performance problems with our services could harm our reputation and may damage our customers’ businesses. Interruptions in our services might reduce our revenue, cause us to issue credits to customers, subject us to potential liability, cause customers to terminate their subscriptions or harm our renewal rates.

Our data centers are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. At least one of our data facilities is located in an area known for seismic activity, increasing our susceptibility to the risk that an earthquake could significantly harm the operations of these facilities. The occurrence of a natural disaster or an act of terrorism, or vandalism or other misconduct, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services.

If the security of our customers’ confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be harmed, and we may be exposed to liability and a loss of customers.

Our system stores our customers’ confidential information, including credit card information and other critical data. Any accidental or willful security breaches or other unauthorized access could expose us to liability for the loss of such information, time-consuming and expensive litigation and other possible liabilities as well as negative publicity. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react to. We and our third-party data center facilities may be unable to anticipate these techniques or to implement adequate preventative or reactionary measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether successful or not, would harm our reputation, and it could cause the loss of customers.

Failure to comply with data protection standards may cause us to lose the ability to offer our customers a credit card payment option which would increase our costs of processing customer orders and make our services less attractive to our customers, the majority of which purchase our services with a credit card.

Major credit card issuers have adopted data protection standards and have incorporated these standards into their contracts with us. If we fail to maintain our compliance with the data protection and documentation standards adopted by the major credit card issuers and applicable to us, these issuers could terminate their agreements with us, and we could lose our ability to offer our customers a credit card payment option. Most of our individual and SMB customers purchase our services online with a credit card, and our business depends substantially upon our ability to offer the credit card payment option. Any loss of our ability to offer our customers a credit card payment option would make our services less attractive to them and hurt our business. Our administrative costs related to customer payment processing would also increase significantly if we were not able to accept credit card payments for our services.

Failure to effectively and efficiently service SMBs would adversely affect our ability to increase our revenue.

We market and sell a significant amount of our services to SMBs. SMBs are challenging to reach, acquire and retain in a cost-effective manner. To grow our revenue quickly, we must add new customers, sell additional services to existing customers and encourage existing customers to renew their subscriptions. Selling to, and retaining SMBs is more difficult than selling to and retaining large enterprise customers because SMB customers generally:

•	have high failure rates;

•	are price sensitive;

•	are difficult to reach with targeted sales campaigns;

•	have high churn rates in part because of the scale of their businesses and the ease of switching services; and

•	generate less revenues per customer and per transaction.

In addition, SMBs frequently have limited budgets and may choose to spend funds on items other than our services. Moreover, SMBs are more likely to be significantly affected by economic downturns than larger, more established companies, and if these organizations experience economic hardship, they may be unwilling or unable to expend resources on IT.

If we are unable to market and sell our services to SMBs with competitive pricing and in a cost-effective manner, our ability to grow our revenue quickly and become profitable will be harmed.

We may not be able to respond to rapid technological changes with new services, which could have a material adverse effect on our sales and profitability.

The on-demand, remote-connectivity solutions market is characterized by rapid technological change, frequent new service introductions and evolving industry standards. Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our existing services, introduce new services and sell into new markets. To achieve market acceptance for our services, we must effectively anticipate and offer services that meet changing customer demands in a timely manner. Customers may require features and capabilities that our current services do not have. If we fail to develop services that satisfy customer preferences in a timely and cost-effective manner, our ability to renew our services with existing customers and our ability to create or increase demand for our services will be harmed.

We may experience difficulties with software development, industry standards, design or marketing that could delay or prevent our development, introduction or implementation of new services and enhancements. The introduction of new services by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing service offerings could render our existing or future services obsolete. If our services become obsolete due to wide-spread adoption of alternative connectivity technologies such as other Web-based computing solutions, our ability to generate revenue may be impaired. In addition, any new markets into which we attempt to sell our services, including new countries or regions, may not be receptive.

If we are unable to successfully develop or acquire new services, enhance our existing services to anticipate and meet customer preferences or sell our services into new markets, our revenue and results of operations would be adversely affected.

The market in which we participate is competitive, with low barriers to entry, and if we do not compete effectively, our operating results may be harmed.

The markets for remote-connectivity solutions are competitive and rapidly changing, with relatively low barriers to entry. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins or the failure of our services to achieve or maintain widespread market acceptance. Often we compete against existing services that our potential customers have already made significant expenditures to acquire and implement.

We compete with Citrix Systems, WebEx (a division of Cisco Systems) and others. Many of our actual and potential competitors enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. In addition, many of our competitors have established marketing relationships and access to larger customer bases, and have major distribution agreements with consultants, system integrators and resellers. If we are not able to compete effectively, our operating results will be harmed.

Industry consolidation may result in increased competition.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer a more comprehensive service than they individually had offered. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. Many of the companies driving this trend have significantly greater financial, technical and other resources than we do and may be better positioned to acquire and offer complementary services and technologies. The companies resulting from such combinations may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in our revenues.

Original equipment manufacturers may adopt solutions provided by our competitors.

Original equipment manufacturers may in the future seek to build the capability for on-demand, remote-connectivity solutions into their products. We may compete with our competitors to sell our services to, or partner with, these manufacturers. Our ability to attract and partner with these manufacturers will, in large part, depend on the competitiveness of our services. If we fail to attract or partner with, or our competitors are successful in attracting or partnering with, these manufacturers, our revenue and results of operations would be affected adversely.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly operating results or guidance may be due to a number of factors, including, but not limited to, those listed below:

•	our ability to increase sales to existing customers and attract new customers;

•	the amount and timing of operating costs and capital expenditures related to the operation, maintenance and expansion of our business;

•	service outages or security breaches;

•	whether we meet the service level commitments in our agreements with our customers;

•	changes in our pricing policies or those of our competitors;

•	the timing and success of new application and service introductions and upgrades by us or our competitors;

•	changes in sales compensation plans or organizational structure;

•	the timing of costs related to the development or acquisition of technologies, services or businesses;

•	seasonal variations or other cyclicality in the demand for our services;

•	general economic, industry and market conditions and those conditions specific to Internet usage and online businesses;

•	the purchasing and budgeting cycles of our customers;

•	the financial condition of our customers; and

•	geopolitical events such as war, threat of war or terrorist acts.

We believe that our quarterly revenue and operating results may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

If our services are used to commit fraud or other similar intentional or illegal acts, we may incur significant liabilities, our services may be perceived as not secure and customers may curtail or stop using our services.

Our services enable direct remote access to third-party computer systems. We do not control the use or content of information accessed by our customers through our services. If our services are used to commit fraud or other bad or illegal acts, such as posting, distributing or transmitting any software or other computer files that contain a virus or other harmful component, interfering or disrupting third-party networks, infringing any third party’s copyright, patent, trademark, trade secret or other proprietary rights or rights of publicity or privacy, transmitting any unlawful, harassing, libelous, abusive, threatening, vulgar or otherwise objectionable material, or accessing unauthorized third-party data, we may become subject to claims for defamation, negligence, intellectual property infringement or other matters. As a result, defending such claims could be expensive and time-consuming, and we could incur significant liability to our customers and to individuals or businesses who were the targets of such acts. As a result, our business may suffer and our reputation will be damaged.

We provide minimum service level commitments to some of our customers, our failure of which to meet could cause us to issue credits for future services or pay penalties, which could significantly harm our revenue.

Some of our customer agreements now, and may in the future, provide minimum service level commitments regarding items such as uptime, functionality or performance. If we are unable to meet the stated

service level commitments for these customers or suffer extended periods of unavailability for our service, we are or may be contractually obligated to provide these customers with credits for future services or pay other penalties. Our revenue could be significantly impacted if we are unable to meet our service level commitments and are required to provide a significant amount of our services at no cost or pay other penalties. We do not currently have any reserves on our balance sheet for these commitments.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We increased our number of full-time employees from 71 at December 31, 2005, to 126 at December 31, 2006, to 210 at December 31, 2007, and our revenue increased from $3.5 million in 2005 to $11.3 million in 2006 and $18.4 million through the nine months ended September 30, 2007. Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations both domestically and internationally. Creating a global organization and managing a geographically dispersed workforce will require substantial management effort and significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular quarter.

If we do not effectively expand and train our work force, our future operating results will suffer.

We plan to continue to expand our work force both domestically and internationally to increase our customer base and revenue. We believe that there is significant competition for qualified personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of personnel to support our growth. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our recruiting, training and retention efforts are not successful or do not generate a corresponding increase in revenue, our business will be harmed.

Our sales cycles for enterprise customers, currently approximately 10% of our overall sales, can be long, unpredictable and require considerable time and expense, which may cause our operating results to fluctuate.

The timing of our revenue from sales to enterprise customers is difficult to predict. These efforts require us to educate our customers about the use and benefit of our services, including the technical capabilities and potential cost savings to an organization. Enterprise customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle, typically several months. We spend substantial time, effort and money on our enterprise sales efforts without any assurance that our efforts will produce any sales. In addition, service subscriptions are frequently subject to budget constraints and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our results could fall short of public expectations and our business, operating results and financial condition could be adversely affected.

Our long-term success depends, in part, on our ability to expand the sales of our services to customers located outside of the United States, and thus our business is susceptible to risks associated with international sales and operations.

We currently maintain offices and have sales personnel or independent consultants outside of the United States. We are attempting to build our international operations. International expansion efforts that we may undertake may not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced in the United States.

These risks include:

•	localization of our services, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•	lack of familiarity with and unexpected changes in foreign regulatory requirements;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations;

•	fluctuations in currency exchange rates;

•	potentially adverse tax consequences, including the complexities of foreign value added or other tax systems and restrictions on the repatriation of earnings;

•	dependence on certain third parties, including channel partners with whom we do not have extensive experience;

•	the burdens of complying with a wide variety of foreign laws and legal standards;

•	increased financial accounting and reporting burdens and complexities;

•	political, social and economic instability abroad, terrorist attacks and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Our success depends on our customers’ continued high-speed access to the Internet and the continued reliability of the Internet infrastructure.

Because our services are designed to work over the Internet, our revenue growth depends on our customers’ high-speed access to the Internet, as well as the continued maintenance and development of the Internet infrastructure. The future delivery of our services will depend on third-party Internet service providers to expand high-speed Internet access, to maintain a reliable network with the necessary speed, data capacity and security, and to develop complementary products and services, including high-speed modems, for providing reliable and timely Internet access and services. The success of our business depends directly on the continued accessibility, maintenance and improvement of the Internet as a convenient means of customer interaction, as well as an efficient medium for the delivery and distribution of information by businesses to their employees. All of these factors are out of our control.

To the extent that the Internet continues to experience increased numbers of users, frequency of use or bandwidth requirements, the Internet may become congested and be unable to support the demands placed on it, and its performance or reliability may decline. Any future Internet outages or delays could adversely affect our ability to provide services to our customers.

Our success depends in large part on our ability to protect and enforce our intellectual property rights.

We rely on a combination of copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. In addition, we have four patents pending, and we are in the process of filing additional patents. We cannot assure you that any patents will issue from our currently pending patent applications in a manner that gives us the protection that we seek, if at all, or that any future patents issued to us will not be challenged, invalidated or circumvented. Any patents that may issue in the future from pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Also, we cannot assure you that any future service mark or trademark registrations will be issued for pending or future applications or that any registered service marks or trademarks will be enforceable or provide adequate protection of our proprietary rights.

We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business to limit access to and disclosure of our proprietary information. The steps we have taken, however, may not prevent unauthorized use or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. Enforcement of our intellectual property rights also depends on our successful legal actions against these infringers, but these actions may not be successful, even when our rights have been infringed.

Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are available. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.

Our use of “open source” software could negatively affect our ability to sell our services and subject us to possible litigation.

A portion of the technologies licensed by us incorporate so-called “open source” software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. If we fail to comply with these licenses, we may be subject to certain conditions, including requirements that we offer our services that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and/or that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our services that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our services.

We rely on third-party software, including server software and licenses from third parties to use patented intellectual property that is required for the development of our services, which may be difficult to obtain or which could cause errors or failures of our services.

We rely on software licensed from third parties to offer our services, including server software from Microsoft and patented third-party technology. In addition, we may need to obtain future licenses from third parties to use intellectual property associated with the development of our services, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any software required for the development and maintenance of our services could result in delays in the provision of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our services which could harm our business.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls over financial reporting for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or the

Sarbanes-Oxley Act, which will require an annual management assessment of the effectiveness of our internal controls over financial reporting and a report from our independent registered public accounting firm addressing the effectiveness of our internal controls over financial reporting. Both we and our independent registered public accounting firm will be testing our internal controls over financial reporting in connection with the audit of our financial statements for the year ending December 31, 2009 and, as part of that documentation and testing, identifying areas for further attention and improvement. We have begun recruiting additional finance and accounting personnel with skill sets that we will need as a public company.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our services to new and existing customers.

Material defects or errors in the software we use to deliver our services could harm our reputation, result in significant costs to us and impair our ability to sell our services.

The software applications underlying our services are inherently complex and may contain material defects or errors, particularly when first introduced or when new versions or enhancements are released. We have from time to time found defects in our services, and new errors in our existing services may be detected in the future. Any defects that cause interruptions to the availability of our services could result in:

•	a reduction in sales or delay in market acceptance of our services;

•	sales credits or refunds to our customers;

•	loss of existing customers and difficulty in attracting new customers;

•	diversion of development resources;

•	harm to our reputation; and

•	increased insurance costs.

After the release of our services, defects or errors may also be identified from time to time by our internal team and by our customers. The costs incurred in correcting any material defects or errors in our services may be substantial and could harm our operating results.

Government regulation of the Internet and e-commerce and of the international exchange of certain technologies is subject to possible unfavorable changes, and our failure to comply with applicable regulations could harm our business and operating results.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign governments becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for our products and services. In addition, taxation of products and services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting the exchange of information over the Internet could result in reduced growth or a decline in the use of the Internet and could diminish the viability of our Internet-based services, which could harm our business and operating results.

Our software products contain encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. We have submitted our encryption products for technical review under U.S. export regulations and have advised

U.S. export enforcement authorities that our encryption software products were made available for international distribution from our U.S.-based facilities without first completing this required review procedure. This or any other failure on our part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, which could harm our business and operating results. Foreign regulatory restrictions could impair our access to technologies that we seek for improving our products and services and may also limit or reduce the demand for our products and services outside of the United States.

Our operating results may be harmed if we are required to collect sales taxes for our subscription services in jurisdictions where we have not historically done so.

Primarily due to the nature of our services, we do not believe we are required to collect sales taxes from our customers. One or more states or countries may seek to impose sales or other tax collection obligations on us, including for past sales by us or our resellers and other partners. A successful assertion that we should be collecting sales or other taxes on our services could result in substantial tax liabilities for past sales, discourage customers from purchasing our services or otherwise harm our business and operating results.

We may expand by acquiring or investing in other companies, which may divert our management’s attention, result in additional dilution to our stockholders and consume resources that are necessary to sustain our business.

Although we have no ongoing negotiations or current agreements or commitments for any acquisitions, our business strategy may include acquiring complementary services, technologies or businesses. We also may enter into relationships with other businesses to expand our portfolio of services or our ability to provide our services in foreign jurisdictions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to conditions or approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the company’s software is not easily adapted to work with ours or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our stockholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	incur large charges or substantial liabilities;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

Any of these risks could harm our business and operating results.

Adverse economic conditions or reduced IT spending may adversely impact our revenues.

Our business depends on the overall demand for IT and on the economic health of our current and prospective customers. The use of our service is often discretionary and may involve a significant commitment of capital and other resources. Weak economic conditions, or a reduction in IT spending even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including by lengthening sales cycles, lowering prices for our services and reducing sales.

The loss of key personnel or an inability to attract and retain additional personnel may impair our ability to grow our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical and sales personnel, including our President and Chief Executive Officer and Chief Technical Officer. These officers are not party to an employment agreement with us, and they may terminate employment with us at any time with no advance notice. The replacement of these officers likely would involve significant time and costs, and the loss of these officers may significantly delay or prevent the achievement of our business objectives.

We face intense competition for qualified individuals from numerous technology, software and manufacturing companies. For example, our competitors may be able attract and retain a more qualified engineering team by offering more competitive compensation packages. If we are unable to attract new engineers and retain our current engineers, we may not be able to develop and maintain our services at the same levels as our competitors and we may, therefore, lose potential customers and sales penetration in certain markets. Our failure to attract and retain suitably qualified individuals could have an adverse effect on our ability to implement our business plan and, as a result, our ability to compete would decrease, our operating results would suffer and our revenues would decrease.

Risks Related to this Offering and Ownership of our Common Stock

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

As a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the exchange on which we list our shares of common stock issued in this offering. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any degree of certainty. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage previously available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our services could reduce our ability to compete successfully.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our services;

•	continue to expand our development, sales and marketing organizations;

•	acquire complementary technologies, products or businesses;

•	expand our operations, in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to have our common stock approved for quotation on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after the offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Our stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

The market price of our common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	fluctuations in our recorded revenue, even during periods of significant sales order activity;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of any of our services to achieve or maintain market acceptance;

•	changes in market valuations of similar companies;

•	success of competitive products or services;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	announcements by us or our competitors of significant services, contracts, acquisitions or strategic alliances;

•	regulatory developments in the United States, foreign countries or both;

•	litigation involving our company, our general industry or both;

•	additions or departures of key personnel;

•	general perception of the future of the remote-connectivity market or our services;

•	investors’ general perception of us; and

•	changes in general economic, industry and market conditions.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have           shares of common stock outstanding based on the number of shares outstanding as of          , 2008. This includes the          shares that we are selling in this offering, which may be resold in the public market immediately. The remaining           shares, or     % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Number of Shares and	Date Available for
% of Total Outstanding	Sale into Public Market

shares, or %	On the date of this prospectus
shares, or %	90 days after the date of this prospectus
shares, or %	180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters. However, the representatives of the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time
shares, or %	Between 181 and 365 days after the date of this prospectus, depending on the requirements of the federal securities laws

In addition, as of          , 2008, there were           shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of approximately     million shares of our common stock as of          , 2008, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans, including           shares reserved for future issuance under our equity incentive plans. Once we register and issue these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $      in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed     % of the total consideration paid by our stockholders to purchase shares of common stock. Moreover, we issued options in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of December 31, 2007, 7,615,000 shares of common stock were issuable upon exercise of outstanding stock options with a weighted average exercise price of $1.23 per share. To the extent that these outstanding options are ultimately exercised, you will incur further dilution. For a further description of the dilution that you will experience immediately after this offering, see the “Dilution” section of this prospectus.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for capital expenditures and general corporate purposes and working capital, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

•	providing the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings;

•	limiting the determination of the number of directors on our board of directors and the filling of vacancies or newly created seats on the board to our board of directors then in office; and

•	providing that directors may be removed by stockholders only for cause.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements about our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this prospectus include, among other things, statements about:

•	our plans to develop, improve, commercialize and market our services;

•	our financial performance;

•	the potential benefits of collaboration agreements and our ability to enter into selective collaboration arrangements;

•	our ability to quickly and efficiently identify and develop new products and services;

•	our ability to establish and maintain intellectual property rights; and

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section of this prospectus, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MARKET AND INDUSTRY DATA

In this prospectus, we rely on and refer to information and statistics regarding the industries and the markets in which we compete. We obtained this information and these statistics from various third-party sources. We believe that these sources and the estimates contained therein are reliable, but we have not independently verified them. Such information involves risks and uncertainties and is subject to change based on various factors, including those discussed in the “Risk Factors” section of this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds to us from this offering of approximately $      million, assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate the net proceeds to us will be approximately $      million.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including the development of new services, sales and marketing activities and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, services or assets that complement our business. Other principal purposes for this offering are to:

•	create a public market for our common stock;

•	facilitate our future access to the public capital markets;

•	provide liquidity for our existing stockholders;

•	increase our visibility in our markets;

•	improve the effectiveness of our equity compensation plans in attracting and retaining key employees; and

•	enhance our ability to acquire or invest in complementary companies, technologies, products or assets.

We have not yet determined with any certainty the manner in which we will allocate these net proceeds. Management will retain broad discretion in the allocation and use of the net proceeds to us from this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business.

Although we may use a portion of our net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

Pending specific use of the net proceeds as described above, we intend to invest the net proceeds to us from this offering in short-term investment grade and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock. We currently intend to retain any future earnings to finance our research and development efforts, improvements to our existing services, the development of our proprietary technologies and the expansion of our business. We do not intend to declare or pay cash dividends on our capital stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of our shares of redeemable convertible preferred stock outstanding on September 30, 2007 into 28,679,116 shares of our common stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to (1) the issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and (2) the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock into 28,679,116 shares of our common stock upon the closing of this offering.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of September 30, 2007
			Pro Forma as
	Actual	Pro Forma	Adjusted
		(Unaudited)
	(In thousands, except share data)

Cash and cash equivalents	$10,015	$10,015

Total long-term debt, including current portion	$1,167	$1,167

Preferred stock:
Series A redeemable convertible preferred stock, $0.01 par value: 17,010,413 shares issued and outstanding (liquidation value of $9,857,534 at September 30, 2007), actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	11,304	—
Series B redeemable convertible preferred stock, $0.01 par value: 11,668,703 shares issued and outstanding (liquidation value of $9,509,993 at September 30, 2007), actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	10,724	—

Total redeemable convertible preferred stock	22,028	—

Stockholders’ (deficit) equity:
Common stock, $0.01 par value: 45,934,657 shares authorized; 9,720,955 shares issued and outstanding, actual; $0.01 par value: 45,934,657 shares authorized, 38,400,071 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	97	384
Additional paid-in capital	—	21,741
Accumulated other comprehensive income(loss)	40	40
Accumulated deficit	(24,748)	(24,748)

Total stockholders’ (deficit) equity	(24,611)	(2,583)

Total capitalization (deficiency)	$(1,416)	$(1,416)

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) each of additional paid-in capital and total stockholders’ (deficit) equity in the pro forma as adjusted column by $      million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include:

•	2,222,223 shares of our series B-1 redeemable convertible preferred stock issued to Intel Capital in December 2007 at $4.50 per share for aggregate proceeds of approximately $10.0 million;

•	6,129,000 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2007 at a weighted average exercise price of $0.59 per share; and

•	an additional 405,582 shares of common stock reserved for future issuance under our equity compensation plans as of September 30, 2007.

DILUTION

If you invest in shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of          , 2008 was $      million, or $      per share of common stock. Our pro forma net tangible book value per share set forth below represents our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding on          , 2008, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock upon the closing of this offering.

After giving effect to our issuance and sale of           shares of our common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of          , 2008 would have been $      million, or $      per share of our common stock. This represents an immediate increase in our net tangible book value to our existing stockholders of $      per share. The initial public offering price per share of our common stock will significantly exceed the pro forma as adjusted net tangible book value per share. Accordingly, new investors who purchase shares of our common stock in this offering will suffer an immediate dilution of their investment of $      per share. The following table illustrates this per share dilution to new investors purchasing shares of our common stock in this offering without giving effect to the option granted to the underwriters to purchase additional shares of our common stock in this offering:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , 2008	$
Increase per share attributable to sale of shares of our common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the pro forma as adjusted net tangible book value by $      million, the pro forma as adjusted net tangible book value per share after this offering by $      per share and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $      per share, representing an immediate increase to existing stockholders of $      per share and an immediate dilution of $      per share to new investors. If any shares are issued upon exercise of outstanding options or warrants, you will experience further dilution.

The following table summarizes, on a pro forma basis as of          , 2008, giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock, the differences between the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of our common stock in this offering. The calculations below are based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus, before the deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

Total
	Shares Purchased		Consideration	Average Price
	Number	%	Amount %	per Share

Existing stockholders.
New investors

Total

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2007 and the balance sheet data as of December 31, 2005 and 2006 and September 30, 2007 from our audited financial statements included elsewhere in this prospectus. We have derived the balance sheet data as of December 31, 2004 from our audited financial statements not included in this prospectus. We have derived the consolidated statement of operations data for the year ended December 31, 2003 and the balance sheet data as of December 31, 2003 from our unaudited financial statements not included in this prospectus. We have derived the consolidated statement of operations data for the nine months ended September 30, 2006 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements for the nine months ended September 30, 2006 have been prepared on the same basis as the annual consolidated 2006 financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of this data in all material respects. Pro forma financial information reflects the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 28,679,116 shares of common stock upon the completion of this offering. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

	Year Ended December 31,				Nine Months Ended September 30,
	2003	2004	2005	2006	2006	2007
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Revenue	$1,019	$2,574	$3,518	$11,307	$7,335	$18,418
Cost of revenue(1)	45	359	767	2,033	1,401	2,755

Gross profit	974	2,215	2,751	9,274	5,934	15,663

Operating expenses:
Research and development(1)	418	1,349	1,634	3,232	2,073	4,390
Sales and marketing(1)	557	2,020	5,758	10,050	6,562	13,344
General and administrative(1)	548	1,070	1,351	2,945	1,967	2,377
Legal settlements	—	—	—	—	—	1,925
Amortization of intangibles(1)	—	—	—	141	59	246

Total operating expenses	1,523	4,439	8,743	16,368	10,661	22,282

Loss from operations	(549)	(2,224)	(5,992)	(7,094)	(4,727)	(6,619)
Interest, net	(10)	2	105	365	318	171
Other income (expense), net	(32)	3	(27)	28	26	(20)

Net loss	(591)	(2,219)	(5,914)	(6,701)	(4,383)	(6,468)
Accretion of redeemable convertible preferred stock	—	(38)	(279)	(1,790)	(1,342)	(1,432)

Net loss attributable to common stockholders	$(591)	$(2,257)	$(6,193)	$(8,491)	$(5,725)	$(7,900)

Net loss attributable to common stockholders per share: basic and diluted	$(0.08)	$(0.26)	$(0.75)	$(0.99)	$(0.67)	$(0.87)
Weighted average shares outstanding used in computing per share amounts: basic and diluted	7,264	8,775	8,310	8,586	8,572	9,042
Pro forma net loss per share: basic and diluted(2)				$(0.18)		$(0.17)
Pro forma weighted average number of common shares used in pro forma per share calculations(2)				37,265		37,721

(1)	Includes stock-based compensation expense and acquisition-related intangible amortization expense as indicated in the following table:

					Nine Months Ended
	Year Ended December 31,				September 30,
	2003	2004	2005	2006	2006	2007
	(In thousands)

Cost of revenue
Stock-based compensation	$—	$—	$—	$2	$1	$6

Acquisition-related intangible amortization	—	—	—	179	75	311

Research and development
Stock-based compensation	—	—	—	11	0	60

Sales and marketing
Stock-based compensation	—	—	—	28	7	104

General and administrative
Stock-based compensation	—	—	—	27	12	105

Amortization of intangibles
Acquisition-related intangible amortization	—	—	—	141	59	246

(2)	Pro forma basic and diluted net loss per share have been calculated assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 28,679,116 shares of our common stock upon the closing of this offering.

					As of
	As of December 31,				September 30,
	2003	2004	2005	2006	2007
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$351	$6,844	$11,962	$7,983	$10,015
Working capital (deficiency)	(1,003)	5,936	9,237	(735)	(7,386)
Total assets	854	7,578	13,255	14,656	17,516
Deferred revenue, including long-term portion	977	1,135	2,849	7,288	13,072
Long-term debt, including current portion	—	44	—	2,281	1,167
Total liabilities	1,861	1,452	3,640	11,615	20,099
Redeemable convertible preferred stock	—	9,136	18,806	20,596	22,028
Total stockholders’ deficit	(1,007)	(3,009)	(9,191)	(17,554)	(24,611)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

LogMeIn is a leading provider of on-demand, remote-connectivity solutions to SMBs, IT service providers and consumers. Businesses and IT service providers use our solutions to deliver remote end-user support and to access and manage computers and other Internet-enabled devices more effectively and efficiently. Consumers and mobile workers use our solutions to access computer resources remotely, thereby facilitating their mobility and increasing their productivity. Our solutions, which are deployed on-demand and accessible through a Web browser, are secure, scalable and easy for our customers to try, purchase and use. Our customer base has grown from approximately 48,000 premium accounts in November 2006 to approximately 92,000 premium accounts in November 2007.

We offer two free services and nine premium services. Our users have connected over 30 million computers and other Internet-enabled devices to a LogMeIn service. Sales of our premium services are generated through word-of-mouth referrals, Web-based advertising, expiring free trials that we convert to paid subscriptions and direct marketing to new and existing customers.

We derive our revenue principally from subscription fees from SMBs, IT service providers and consumers. The majority of our customers subscribe to our services on an annual basis. We sell our services at prices ranging from approximately $40 to $1,900 per year. During the nine months ended September 30, 2007, our average transaction price was approximately $160, and we completed over 159,000 transactions. Our revenue is driven primarily by the number and type of our premium services for which our paying customers subscribe. For the nine months ended September 30, 2007, we generated revenues of $18.4 million, compared to $7.3 million over the same period in 2006, an increase of 151%.

In February 2003, we incorporated under the laws of Bermuda. In August 2004, we completed a domestication in the State of Delaware under the name 3am Labs, Inc. We changed our name to LogMeIn, Inc. in March 2006. Through September 30, 2007, we have funded our operations primarily through net proceeds of approximately $17.8 million from the sale of redeemable convertible preferred stock. We experienced net losses of $5.9 million for 2005, $6.7 million for 2006 and $6.5 million for the nine months ended September 30, 2007. We expect to make significant future expenditures to develop and expand our business.

Sources of Revenue

We derive our revenue principally from subscription fees from SMBs, IT service providers and consumers. Our revenue is driven primarily by the number and type of our premium services for which our paying customers subscribe and is not concentrated within one customer or group of customers. The majority of our customers subscribe to our services on an annual basis and pay in advance, typically with a credit card, for their subscription. A smaller percentage of our customers subscribe to our services on a monthly basis through either month-to-month commitments or annual commitments that are then paid monthly with a credit card. We initially record a subscription fee as deferred revenue and then recognize it ratably, on a daily basis, over the life of the subscription period. Typically, a subscription automatically renews at the end of a subscription period unless the customer specifically terminates it prior to the end of the period. Approximately

89% of our subscriptions have a one-year term. In 2007, our dollar-weighted average renewal rate for these annual subscriptions was approximately 80%.

In addition to our subscription fees, we also generate revenue from license and annual maintenance fees from the licensing of our product RemotelyAnywhere. We license RemotelyAnywhere to our customers on a perpetual basis. Because we do not have vendor specific objective evidence of fair value, or VSOE, for our maintenance arrangements, we record the initial license and maintenance fee as deferred revenue and record it ratably, on a daily basis, over the initial maintenance period. We also initially record maintenance fees for subsequent maintenance periods as deferred revenue and recognize revenue ratably, on a daily basis, over the maintenance period. Revenue from license and maintenance fees for RemotelyAnywhere represented less than 10% of our revenue for the nine months ended September 30, 2007.

Cost of Revenue and Operating Expenses

We allocate certain overhead expenses, such as rent and utilities, to expense categories based on the headcount in or office space occupied by personnel in that expense category as a percentage of our total headcount or office space. As a result, an overhead allocation associated with these costs is reflected in the cost of revenue and each operating expense category.

Cost of Revenue.  Cost of revenue consists primarily of costs associated with our data center operations and customer support centers, including wages and benefits for personnel, telecommunication and hosting fees for our services, equipment maintenance, maintenance and license fees for software licenses and depreciation. Additionally, amortization expense associated with the software and technology acquired as part of our acquisition of substantially all the assets of Applied Networking, Inc. is included in cost of revenue. The expenses related to hosting our services and supporting our free and premium customers is related to the number of customers who subscribe to our services and the complexity and redundancy of our services and hosting infrastructure. We expect these expenses to increase in absolute dollars as we continue to increase our number of customers over time but, in total, to remain relatively constant as a percentage of revenue.

Research and Development.  Research and development expenses consist primarily of wages and benefits for development personnel, consulting fees associated with outsourced development projects, facilities rent and depreciation associated with assets used in development. We have focused our research and development efforts on both improving ease of use and functionality of our existing services, as well as developing new offerings. The majority of our research and development employees are located in our development center in Budapest, Hungary. Therefore, a majority of research and development expense is subject to fluctuations in foreign exchange rates. We expect that research and development expenses will increase in absolute dollars as we continue to enhance and expand our services but decrease as a percentage of revenue.

Sales and Marketing.  Sales and marketing expenses consist primarily of online search and advertising costs, wages, commissions and benefits for sales and marketing personnel, offline marketing costs such as media advertising and trade shows, and credit card processing fees. Online search and advertising costs consist primarily of pay-per-click payments to search engines and other online advertising media such as banner ads. Offline marketing costs include radio and print advertisements as well as the costs to create and produce these advertisements, and tradeshows, including the costs of space at trade shows and costs to design and construct trade show booths. Advertising costs are expensed as incurred. In order to continue to grow our business and awareness of our services, we expect that we will continue to commit resources to our sales and marketing efforts. We expect that sales and marketing expenses will increase in absolute dollars but decrease as a percentage of revenue over time as our revenue increases.

General and Administrative.  General and administrative expenses consist primarily of wages and benefits for management, human resources, internal IT support, finance and accounting personnel, professional fees, insurance and other corporate expenses. We expect that general and administrative expenses will increase as we continue to add personnel and enhance our internal information systems in connection with the growth of our business. In addition, we anticipate that we will incur additional personnel expenses, professional service fees, including auditing, legal and insurance costs, related to operating as a public company. We expect that our general and administrative expenses will increase in both absolute dollars and as a percentage of revenue.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. Our most critical accounting polices are summarized below. See Note 2 to our financial statements included elsewhere in this prospectus for additional information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue Recognition.  We provide our customers access to our services through subscription arrangements for which our customers pay us a fee. Our customers enter into a subscription agreement with us for the use of our software, our connectivity service and access to our customer support services, such as telephone and email support. Subscription periods range from monthly to three years, and they are generally one year in duration. We follow the guidance of SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition in Financial Statements, and Emerging Issues Task Force, or EITF, Issue No. 00-03, Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware. EITF No. 00-03 applies when the software being provided cannot be run on another entity’s hardware or when customers do not have the right to take possession of the software and use it on another entity’s hardware as is the case with our software. We begin to recognize revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collectibility is deemed probable. We recognize the subscription fee as revenue on a daily basis over the subscription period.

Our arrangements for the licensing of RemotelyAnywhere permit our customers to use the software on their hardware and include one year of maintenance services, which includes the right to support and upgrades, on a when and if available basis. We follow the guidance of the American Institute of Certified Public Accountants, or the AICPA, in its Statement of Position 97-2, Software Revenue Recognition, as amended by its SOP 98-9, Modification of SOP 97-2 With Respect to Certain Transactions. We do not have VSOE for our maintenance service arrangements and thus recognize revenue ratably on a daily basis over the initial maintenance period, which is generally one year. We begin to recognize revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collectibility is deemed probable.

Income Taxes.  We are subject to federal and various state income taxes in the United States, The Netherlands and Hungary, and we use estimates in determining our provision for these income taxes and deferred tax assets. Deferred tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities are determined separately by tax jurisdiction. In making these determinations, we estimate tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities, and we assess temporary differences resulting from differing treatment of items for tax and accounting purposes. At September 30, 2007, our deferred tax assets consisted primarily of net operating losses and research and development credit carryforwards. As of September 30, 2007, we had U.S. federal and state net operating loss carryforwards of approximately $18.3 million and $17.9 million, respectively, which expire at varying dates through 2027 for U.S. federal income tax purposes and primarily through 2012 for state income tax purposes. For at least the next year, we expect to incur additional losses from operations, and, as a result, our net operating losses for tax purposes will increase. We assess the likelihood that deferred tax assets will be realized, and we recognize a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. To date, we have provided a full valuation allowance against our deferred tax assets. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

Software Development Costs.  We account for software development costs, including costs to develop software products or the software components of our solutions to be marketed to external users, as well as software programs to be used solely to meet our internal needs, in accordance with Statement of Financial Accounting Standards, or SFAS, No. 86, Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed, and Statement of Position No. 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. We have determined that technological feasibility of our software products and the software component of our solutions to be marketed to external users is reached shortly before their introduction to the marketplace. As a result, the development costs incurred after the establishment of technological feasibility and before their release to the marketplace have not been material, and such costs have been expensed as incurred. In addition, costs incurred during the application development stage for software programs to be used solely to meet our internal needs have not been material.

Valuation of Long-Lived and Intangible Assets, Including Goodwill.  We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including intangible assets, may not be recoverable. Our recorded intangible assets are associated with our acquisition of substantially all of the assets of Applied Networking, Inc. in July 2006. We are amortizing the recorded values of such intangible assets over their estimated useful lives, which range from four to five years. As of September 30, 2007, we have not recorded any impairment charges associated with our long-lived and intangible assets.

We test goodwill for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of goodwill may exceed its fair value. Our annual goodwill impairment test is at December 31 of each year. The recorded amount of goodwill at September 30, 2007 represents the goodwill from our acquisition of Applied Networking, Inc. Through September 30, 2007, we have not recorded any impairments of goodwill.

Stock-Based Compensation.  Prior to January 1, 2006, we accounted for share-based awards to employees using the intrinsic value method prescribed by Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, compensation expense was measured on the date of award as the difference, if any, between the deemed fair value of our common stock and the option exercise price, multiplied by the number of options granted. The option exercise prices and fair value of our common stock are determined by our management and board of directors based on a review of various objective and subjective factors. No compensation expense was recorded for options issued to employees prior to January 1, 2006 in fixed amounts and with fixed exercise prices at least equal to the fair value of our common stock at the date of grant.

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, and related interpretations. SFAS 123R supersedes APB No. 25 and related interpretations. We adopted this statement using the prospective transition method, which requires us to recognize compensation expense for share-based awards granted, modified, repurchased or cancelled on or after January 1, 2006. These costs will be recognized on a straight-line basis over the requisite service period for all time-vested awards. We will continue to account for awards granted prior to January 1, 2006 following the provisions of APB No. 25.

We estimate the fair value of stock options and other share-based awards using the Black-Scholes option-pricing model. Determining the fair value of share-based awards requires the use of highly subjective assumptions, including the expected term of the award and expected stock price volatility. The assumptions used in calculating the fair value for 2006 and for the nine months ended September 30, 2007 are set forth below:

	Year Ended	Nine Months Ended
	December 31,	September 30,
	2006	2007

Expected dividend yield	0%	0%
Risk-free interest rate	4.69% to 4.98%	4.59% to 4.93%
Expected term (in years)	5.13 to 6.25	2.00 to 6.25
Volatility	80%	90%

The assumptions used in determining the fair value of share-based awards represent our management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation could be materially different in the future. Because there was no public market for our common stock prior to this offering, we lacked company-specific historical and implied volatility information. Therefore, we estimate our expected stock volatility based on that of publicly-traded peer companies, and we expect to continue to use this methodology until such time as we have adequate historical data regarding the volatility of our publicly-traded stock price. The expected term of options has been estimated utilizing the vesting period of the option, the contractual life of the option and our option exercise history. The risk-free interest rate used for each grant is based on a U.S. Treasury instrument with a term similar to the expected term of the award. SFAS 123R requires that we recognize compensation expense for only the portion of options that are expected to vest. Accordingly, we have estimated expected forfeitures of stock options upon the adoption of SFAS 123R based on our historical forfeiture rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods.

The following table summarizes by grant date the number of shares subject to options granted since the adoption of SFAS 123R on January 1, 2006, the per share exercise price of options, the per share estimated value of the common stock and the estimated per share weighted average fair value of options:

			Per Share
			Weighted
		Per Share	Average	Per Share
	Number of Shares	Exercise	Estimated	Estimated Fair
	Subject to Options	Price of	Fair Value of	Value of
	Granted	Option(1)	Options(2)	Common Stock(3)

April 27, 2006	20,000	$0.50	$0.22	$0.35
July 20, 2006	991,000	$0.50	$0.23	$0.35
October 26, 2006	290,000	$0.50	$0.22	$0.35
January 24, 2007	1,647,500	$0.50	$0.88	$1.09
April 27, 2007	235,000	$0.50	$2.02	$2.24
August 3, 2007	172,500	$3.71	$2.66	$3.46
November 5, 2007	250,000	$3.86	$2.97	$3.86
November 21, 2007	1,245,000	$3.86	$2.96	$3.86

(1)	The Per Share Exercise Price of Option represents the exercise price as determined by our board of directors on the date of the grant.

(2)	The Per Share Weighted Average Estimated Fair Value of Options was estimated for the date of grant using the Black-Scholes options pricing model.

(3)	The Per Share Estimated Fair Value of Common Stock represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into account various objective and subjective factors and including the results, if applicable, of fair market valuations of our common stock by an independent valuation specialist.

Our board of directors has historically estimated the fair value of our common stock, with input from management, as of the date of each stock option grant. Because there has been no public market for our common stock, our board of directors determined the fair value of our common stock by considering a number of objective and subjective factors including:

•	the original sale price of common stock prior to any preferred stock financing rounds, which was $0.50 per share of common stock;

•	the per share value of any preferred stock financing rounds and the amount of redeemable convertible preferred stock liquidation preferences, including any additional fund raising activities that may have occurred in the period;

•	any third-party trading activity in our common stock and the illiquid nature of our common stock, including the opportunity for any liquidity events;

•	our size and historical operating and financial performance, including our updated operating and financial projections;

•	achievement of enterprise milestones;

•	the stock price performance of a peer group comprised of selected publicly-traded companies identified as being comparable to us;

•	trends in the broad market for software and other technology stocks; and

•	third-party independent valuations of our common stock

As further described below for each specific award grant, our board considered and applied these and other factors, as it deemed appropriate, in determining an estimate of the fair value of our common stock on each award grant date. Additionally, as we increased in size and improved our operating performance, our board of directors obtained third-party independent valuations of our common stock to assist it in determining the fair value of our common stock as of the award grant dates. These independent valuations are discussed in further detail below.

Stock Option Grants on April 27, 2006 and July 20, 2006

Our board of directors granted stock options on April 27, 2006 and July 20, 2006, with each option having an exercise price of $0.50 per share. Our board of directors considered the objective and subjective factors listed above to determine the estimated fair value of our common stock on each grant date, as we had not obtained any independent fair market valuations of LogMeIn prior to July 31, 2006. Based on these factors and a subsequent third-party valuation report estimating that the fair value of our common stock as of July 31, 2006 was $0.35 per share, we believe that our estimates of the fair value of our common stock at April 27, 2006 and July 20, 2006 were reasonable.

Stock Option Grants on October 26, 2006

Our board of directors granted stock options on October 26, 2006, with each option having an exercise price of $0.50 per share. In August 2006, we obtained a fair market valuation of our common stock as of July 31, 2006 from Shields & Company, or Shields, an independent valuation specialist. Shields used a probability-weighted expected return methodology and performed the valuation in accordance with the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued As Compensation. Under the probability-weighted expected return method, the fair market value of our common stock was estimated based upon an analysis of our future value assuming various future outcomes. The share value was based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to us, as well as the rights of each share class. The possible outcomes considered in the valuation were a liquidation event in the form of an initial public offering, or an IPO scenario, a sale or merger of the company assuming we continue to experience significant growth, or a growth scenario, a sale or merger of the company assuming we continue to grow but not at a desired rate, and that we own certain intellectual property that would be of interest to an acquirer, or a technology scenario, our continued operation as private company in which we have not experienced significant growth, or a private company scenario, and a dissolution of LogMeIn.

The IPO, growth, and technology scenarios utilized averages of the trading multiples of comparable publicly traded companies and precedent transaction multiples of comparable companies in the software industry. The trading multiples and precedent transaction multiples were applied to our projected financial results and discounted back to the valuation date. The companies used for comparison were selected based on a number of factors, including, but not limited to, the similarity of their industry, business model and financial risk to those of ours. The assumptions underlying the estimates were consistent with the plans and estimates that we use to manage our business. The private company scenario utilized a discounted future cash flow method, which involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue, costs and capital requirements. The assumptions underlying the estimates were consistent with the plans and estimates that we used to manage our business. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates. In the event of dissolution, it was assumed that our common stock had no value because, theoretically, the liquidation preference of the redeemable convertible preferred stock would be greater than any potential value associated with our company in an orderly liquidation.

Finally, the present value calculated for our common stock under each scenario was weighted based on estimates of the probability of each of the five scenarios, as well as the judgments and experience of Shields. The resulting value, which represented the estimated fair market value of our common stock at the valuation date, July 31, 2006, was $0.35 per share. At its October 26, 2006 meeting, our board of directors considered the objective and subjective factors as described above, as well as the July 31, 2006 valuation report, and our board of directors determined that $0.35 represented a reasonable fair value per share of our common stock as of October 26, 2006.

Stock Option Grants on January 24, 2007

Our board of directors granted stock options on January 24, 2007, with each option having an exercise price of $0.50 per share. In determining the exercise price of the options on the date of grant, our board of directors considered the July 31, 2006 valuation report, the subjective factors mentioned previously (particularly focusing on peer group trading multiples), trends in the broad software and technology market and our financial performance to determine if there were any circumstances that would impact the fair value of our common stock since the July 31, 2006 valuation report. Our board of directors considered increases in our customers, revenue and operating expenses during this period. Our business also continued to operate at a loss during this period. There was no trading in any of our stock and no additional financings during this period. During this period, we had no foreseeable plans for an initial public offering and believed our estimates of the probability of the various exit scenarios as of January 24, 2007 remained consistent with those used in the July 31, 2006 valuation report. In addition, the July 31, 2006 valuation report had utilized our projected 2007 results as a factor in its valuation, and our final 2007 budget and actual results through the grant date were consistent with this projection. Accordingly, our board of directors determined that $0.35 continued to represent a reasonable fair value per share of our common stock as of January 24, 2007. Our board of directors discussed reducing the per share exercise price for the January 24, 2007 options to the fair market value per share of $0.35 from $0.50; however, our board of directors took no action to reduce the exercise price as the fair market value per share was less than the grant exercise price.

Certain of the options granted on January 24, 2007 are performance-based options, as defined under SFAS 123R. The performance criteria associated with these options are based upon the successful completion of our initial public offering or other liquidation event at predefined values of our business. Under SFAS 123R, these performance criteria cannot be considered probable.

In connection with our proposed initial public offering, our board of directors decided to undertake a reassessment of the fair value of our common stock as of each grant date during 2007, including the January 24, 2007 grant date. As part of this reassessment, our board of directors obtained a retrospective fair market valuation report from Shields, and our board of directors considered this report along with the July 31, 2006 valuation report and the objective and subjective factors listed above.

Shields’ retrospective valuation utilized an option-pricing method as outlined by the AICPA in its Practice Aid. The option-pricing method treats common stock and redeemable convertible preferred stock as call options on a company’s value, with exercise prices based on the liquidation preference of a company’s redeemable convertible preferred stock. Under this method, common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event. The common stock is modeled as a call option, and priced under the Black-Scholes option pricing model, assuming that its owners have the right to buy the underlying stock at a predetermined exercise price.

Essentially, the rights of common stockholders are equivalent to a call option on any value of the company above the preferred stockholders’ liquidation preferences. Through this method, the value of common stock can be valued by estimating the value of its portion of each call option right. The option-pricing method, as applied under the Black-Scholes model, is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative. For these reasons, Shields deemed the option-pricing method more applicable than the probability-weighted expected return method. The option-pricing method involves estimating the present value of our total stockholders’ equity (preferred and common). For the purposes of this analysis, five current value methodologies were used consisting of a:

•	guideline company analysis applied to current operating and financial results;

•	guideline company analysis applied to projected operating and financial results;

•	precedent transaction analysis applied to current results;

•	precedent transaction analysis applied to projected results; and

•	discounted cash flow analysis used to determine our underlying asset value as of January 24, 2007.

This January 24, 2007 retrospective valuation estimated that the fair value of our common stock was $1.09 per share. Following a review of this retrospective valuation, as well as the July 31, 2006 valuation and the objective and subjective factors listed above, our board of directors, with input from management, retrospectively determined that the fair value of our common stock as of January 24, 2007 was $1.09 per share. As a result of this determination, the exercise price of the options granted on January 24, 2007 was less than the reassessed fair value of our common stock for accounting purposes. Consequently, the fair value of the stock options calculated pursuant to SFAS 123R increased to $1,457,000 from $371,000, and this increased value will be recorded as stock compensation expense over the vesting period of the options, which is generally four years.

We will record the compensation expense associated with the performance based options granted on January 24, 2007 as an expense only upon the achievement of the performance criteria. In the event such criteria are achieved, we will record an expense of approximately $338,000 at the time the criteria are met.

Stock Option Grants on April 27, 2007

Our board of directors granted stock options on April 27, 2007, with each option having an exercise price of $0.50 per share. In determining the exercise price of the options on the grant date, our board of directors considered the July 31, 2006 valuation report, the objective and subjective factors mentioned previously (particularly focusing on peer group trading multiples), trends in the broad software and technology market and our updated financial performance to determine whether there had been any changes in the fair value of our common stock since the July 31, 2006 valuation that may have an impact on the estimated fair value of our common stock. Additionally, during the period between January 24, 2007 and the April 27, 2007 grant dates, we had preliminary discussions with several investment banks and advisors regarding our operations and potential future liquidity scenarios. Consistent with the prior period, we experienced an increase in the number of our customers, revenues and operating expenses; however, we also continued to operate at a loss. There was no trading in any of our stock and no additional financings during this period. During this period, while we had several discussions with several investment banks and advisors, we had no foreseeable plans for an initial public offering or other liquidity event, and we believed our estimates of the probability of the various exit scenarios at April 27, 2007 remained consistent with those utilized in July 31, 2006 valuation report. Our financial results for the quarter ended March 31, 2007 were consistent with our projections and the projections used in the July 31, 2006 valuation. Accordingly, on the grant date, the board concluded that $0.35 continued to represent a reasonable fair value per share of our common stock. Our board of directors discussed reducing the per share exercise price for the April 24, 2007 options to the fair market value of $0.35 from $0.50; however, our board of directors took no action to reduce the exercise price as the fair market value per share was less than the grant exercise price.

In connection with our proposed initial public offering, our board of directors undertook a reassessment of the fair value of our common stock as of the April 27, 2007 grant date. Shields conducted a retrospective valuation of our common stock as of April 27, 2007 using an option-pricing method. Shields reviewed and updated our estimated present value of total stockholders’ equity and the five current value methodologies that were used, including our updated current and projected operating and financial results, precedent transaction analyses for current and projected results and a discounted cash flow analysis. In particular, Shields updated the precedent transaction analysis revenue multiple for the acquisition of WebEx by Cisco Systems, which was announced on March 15, 2007. Also, Shields updated the variables for purposes of utilizing the Black-Scholes option-pricing model to value our common stock as of April 27, 2007. The remaining process to estimate the fair market value of our common stock as of April 27, 2007 was consistent with the valuation report as of January 24, 2007.

Based on this retrospective valuation, the fair market value of our common stock was estimated at $2.24 per share as of April 24, 2007. Following this reassessment, including a review of the April 27, 2007 retrospective valuation and the objective and subjective factors listed above, our board of directors, with input from management, determined that the fair value of our common stock as of April 24, 2007 was $2.24 per share. As a result of this determination, the exercise price of the options granted on April 24, 2007 was less than the reassessed fair value of our common stock for accounting purposes. Consequently, the fair value of the stock options calculated pursuant to SFAS 123R increased to $475,000 from $58,000, and this increased value will be recorded as stock compensation expense over the vesting period of the options, which with these specific grants range, from two to four years. As a result of this retrospective valuation, our board of directors is considering whether to and adjust, terminate or reissue the April 24, 2007 options so as to compensate the affected option holders for the increased valuation.

Stock Option Grants on August 3, 2007

Our board of directors granted stock options on August 3, 2007, with each option having an exercise price of $3.71 per share. During the quarter ended June 30, 2007, we continued to operate our business in the ordinary course, and we experienced increases in our number of customers, subscription revenue and orders forecasts, including a potential large transaction with an original equipment manufacturer. We also experienced increases in our operating expenses as we continued to invest in growing the business, and we experienced a large increase in positive operating cash from our ongoing increase in subscriptions. Additionally, we had several preliminary discussions with third parties interested in potentially acquiring us during this period. While these inquiries were very preliminary, our board of directors and management considered the various exit scenarios presented by these inquiries. As a result, our board of directors and management also considered the possibility of an initial public offering and discussed this scenario with several investment banks. Also, three founding employees began discussions to sell up to 19% of their common stock to three of our largest stockholders. In July 2007, the three founding employees and five other smaller stockholders, including several non-employee stockholders, sold an aggregate of 1,869,194 shares of stock to existing stockholders for an aggregate purchase price of approximately $7,271,000, or $3.89 per share.

As a result of these updated business conditions, we obtained a contemporaneous valuation of our common stock from Shields as of July 17, 2007. The July 17, 2007 valuation was updated for changing business and market conditions, including the planned sale of common stock by three founding employees and our discussions with various investment banks concerning an initial public offering and other exit strategies. This valuation employed both the probability-weighted expected return method described above and the current-value method. The current-value method is based on determining our value as of a valuation date using a market, income and asset-based approach. The current-value method valuation also incorporated the pending founder stock sale transaction. For the purposes of the current-value method, Shields used the pending common stock transactions, guideline company, precedent transactions and discounted cash flow methodologies. The current-value method considered publicly-traded companies whose operations are similar to ours, and, specifically, eight publicly-traded companies were identified as representative of our business for this analysis.

Finally, our board of directors, our management and Shields weighted the present value calculated for our common stock under each scenario from both the current-value method and the probability-weighted method. The resulting value, which represented the estimated fair market value of our common stock as of July 17, 2007, was $3.71 per share. At its quarterly meeting on July 19, 2007, our board of directors discussed proposed stock option grants but deferred approval of the option grants until Shields finalized its valuation report. On August 3, 2007, after reviewing the July 17, 2007 valuation report and considering the other objective and subjective factors, including the founders’ stock sale during the period, our board of directors approved the grant of options, with each option have an exercise price of $3.71. The exercise price of $3.71 per share was less than the $3.89 per share price of the common stock sold because stock issued as a result of an option exercise is subject to certain additional contractual resale restrictions that reduce the liquidity of such shares.

In connection with our proposed initial public offering, our board of directors undertook a reassessment of the fair value of our common stock as of the August 3, 2007 grant date. Shields prepared the retrospective valuation using the option-pricing method. As part of its valuation, Shields reviewed and updated our estimated present value of total stockholders’ equity and the five current value methodologies that were used, including a guideline company analysis applied to our updated current and projected operating and financial results, precedent transaction analyses applied to our current and projected results, a discounted cash flow analysis and the founding employees’ pending transaction involving our common stock. Since the previous valuation report, the acquisition of WebEx by Cisco Systems had been completed, therefore substantiating the updated last twelve months revenue multiple used in the April 27, 2007 valuation report. Additionally, Shields updated the variables for purposes of utilizing the Black-Scholes option-pricing model to value the common stock as of July 17, 2007. The remaining process to estimate the fair market value of our common stock as of July 17, 2007 was consistent with the retrospective valuations as of January 24, 2007 and April 27, 2007.

The July 17, 2007 retrospective valuation estimated the fair value of our common stock at $3.46 per share. Following this reassessment, including a review of the July 17, 2007 retroactive fair market valuation report and the objective and subjective factors listed above, our board of directors and management determined that the fair value of our common stock as of August 3, 2007 was $3.46 per share. As a result of this determination, the exercise price of the options granted on August 3, 2007 were granted at greater than fair market value of our common stock for accounting purposes. Consequently, the fair value of the stock options calculated pursuant to SFAS 123R decreased slightly to $459,000 from $490,000, and this decreased value will be recorded as stock compensation expense over the vesting period of the options, which is generally four years.

Stock Option Grants on November 5, 2007 and November 21, 2007

Our board of directors granted stock options on November 5, 2007 and November 21, 2007, with each option having an exercise price of $3.86 per share. Subsequent to the quarter ended September 30, 2007, we continued to operate our business in the ordinary course. Both the number of our customers and our subscription revenue continued to grow, while we continued to operate at a loss, primarily due to increases in operating expenses to support our current business and fund future growth. We continued to expend resources on developing new services and on marketing to attract additional prospects. Management and our board of directors continued to discuss a potential initial public offering, and we initiated steps to file a registration statement with the SEC. At this time, we had established quarterly fair market valuations from Shields. Shields prepared the contemporaneous valuation as of September 30, 2007 using the option-pricing method. As part of the valuation, Shields reviewed and updated our estimated present value of total stockholders’ equity and the five current value methodologies that were used, including guideline company analysis applied to our updated current and projected operating and financial results, precedent transaction analyses applied to our current and projected results, a discounted cash flow analysis and the historical founding employees’ transaction involving the company’s common stock. Additionally, Shields updated the variables for purposes of utilizing the Black-Scholes option-pricing model to value our common stock as of September 30, 2007. The remaining process to estimate the fair value of our common stock as of September 30, 2007 was consistent with the previous valuation reports using the option-pricing method.

Based on the September 30, 2007 valuation report, the estimated the fair value of our common stock was $3.86 per share. Following a review of the valuation report and the objective and subjective factors listed above, including an update of the actual financial results and projections through November 5, 2007 and November 21, 2007, our board of directors and management determined that the fair value of our common stock as of November 5, 2007 and November 21, 2007 was $3.86 per share. Our board of directors and management believe that the estimate of the fair value per share of our common stock of $3.86 on those respective dates is reasonable.

Results of Consolidated Operations

The following table sets forth selected consolidated statements of operations data for each of the periods:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(In thousands)

Operations Data:
Revenue	$2,574	$3,518	$11,307	$7,335	$18,418
Cost of revenue	359	767	2,033	1,401	2,755

Gross profit	2,215	2,751	9,274	5,934	15,663

Operating expenses:
Research and development	1,349	1,634	3,232	2,073	4,390
Sales and marketing	2,020	5,758	10,050	6,562	13,344
General and administrative	1,070	1,351	2,945	1,967	2,377
Legal settlements	—	—	—	—	1,925
Amortization of acquired intangibles	—	—	141	59	246

Total operating expenses	4,439	8,743	16,368	10,661	22,282

Loss from operations	(2,224)	(5,992)	(7,094)	(4,727)	(6,619)
Interest and other income, net	5	78	393	344	151

Net loss	$(2,219)	$(5,914)	$(6,701)	$(4,383)	$(6,468)

The following table sets forth selected consolidated statements of operations data for each of the periods indicated as a percentage of total revenue.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007

Operations Data:
Revenue	100%	100%	100%	100%	100%
Cost of revenue	14	22	18	19	15

Gross profit	86	78	82	81	85

Operating expenses:
Research and development	52	46	29	28	24
Sales and marketing	78	164	89	89	73
General and administrative	42	38	26	27	13
Legal settlements	—	—	—	—	10
Amortization of acquired intangibles	—	—	1	1	1

Total operating expenses	172	248	145	145	121

Loss from operations	(86)	(170)	(63)	(64)	(36)
Interest and other income, net	—	2	4	4	1

Net loss	(86)%	(168)%	(59)%	(60)%	(35)%

Nine Months Ended September 30, 2007 and 2006

Revenue.  Revenue for the nine months ended September 30, 2007 was $18.4 million, an increase of $11.1 million, or 151%, over revenue of $7.3 million for the nine months ended September 30, 2006. The increase in revenue resulted primarily from an increase in the number of customers and from subscription renewals of existing customers in the nine months ended September 30, 2007. The increase in revenue was primarily due to growth in the number of customers using our LogMeIn Rescue, LogMeIn IT Reach and LogMeIn Pro services. The total number of customers increased to approximately 83,000 customers at September 30, 2007 from 43,000 at September 30, 2006.

Cost of Revenue.  Cost of revenue for the nine months ended September 30, 2007 was $2.8 million, an increase of $1.4 million, or 100%, over cost of revenue of $1.4 million for the nine months ended September 30, 2006. As a percentage of revenue, cost of revenue was 15% for the nine months ended September 30, 2007 versus 19% for the nine months ended September 30, 2006. The decrease in costs of revenue as a percentage of revenue was primarily the result of more efficient utilization of our data center and customer support organizations. The increase in absolute dollars primarily resulted from an increase in the both the number of customers using our premium services and the total number of devices that connected to our services, including devices owned by free users, which resulted in increased hosting and customer support costs. The total number of devices connected to our service increased to approximately 27.0 million as of September 30, 2007 from approximately 8.0 million as of September 30, 2006. Of the increase in cost of revenue, $692,000 resulted from increased data center costs associated with the hosting of our services. The increase in data center costs was due to expansion of our data center facilities as we added capacity to our hosting infrastructure, including the establishment of two new data centers, one in Europe and one in the United States. Additionally, $407,000 of the increase in cost of revenue was due to increased costs in our customer support organization primarily associated with costs of new employees hired to support customer growth.

Research and Development Expenses.  Research and development expenses for the nine months ended September 30, 2007 were $4.4 million, an increase of $2.3 million, or 110%, over research and development expenses of $2.1 million for the nine months ended September 30, 2006. The increase was primarily due to additional personnel related costs as we increased the number of research and development employees to enhance the functionality of our services and develop new offerings. The total number of research and development personnel increased to 75 at September 30, 2007 from 43 at September 30, 2006.

Sales and Marketing Expenses.  Sales and marketing expenses for the nine months ended September 30, 2007 were $13.3 million, an increase of $6.7 million, or 102%, over sales and marketing expenses of $6.6 million for the nine months ended September 30, 2006. The increase was primarily due to increased online search and advertising costs of $3.8 million as we expanded our online search and advertising in order to increase awareness of our services and to add new users and customers. Additionally, personnel-related costs increased by $1.9 million as we added sales and marketing employees to accommodate the growth in sales leads and our expanded marketing efforts.

General and Administrative Expenses.  General and administrative expenses for the nine months ended September 30, 2007 were $2.4 million, an increase of $0.4 million, or 20%, over general and administrative expenses of $2.0 million for the nine months ended September 30, 2006. The primary reason for the increase was an increase in personnel-related costs of $227,000 as we increased the number of general and administrative employees to support our overall growth.

Legal Settlement Expenses.  During the nine months ended September 30, 2007, we had $1.9 million of expenses associated with settling outstanding litigation with third parties. The litigation related to two claims alleging that we infringed intellectual property owned by the third parties. We paid the settlement amounts in lieu of continuing defense and litigation costs related to the alleged claims. During the nine months ended September 30, 2006, there were no legal settlement expenses.

Amortization of Acquired Intangibles.  Amortization of acquired intangibles for the nine months ended September 30, 2007 were $246,000, an increase of $187,000, over amortization expenses of $59,000 for the nine months ended September 30, 2006. Amortization expenses relate to the value of trademarks and customer base acquired as part of our July 2006 acquisition of Applied Networking, Inc. The increase in amortization expenses is due to nine months of amortization expenses being included in the nine-month period ended September 30, 2007 versus only three months of such expenses being included in the nine-month period ended September 20, 2006, since the acquisition was only completed in July 2006.

Interest and Other Income, Net.  Interest and other income, net for the nine months ended September 30, 2007 was $151,000, a decrease of $193,000 over interest and other income, net of $344,000 for the nine months ended September 30, 2006. The decrease was due mainly to increased interest expense associated with a note payable related to our acquisition of Applied Networking, Inc., which offset an increase in interest income earned on our cash and cash equivalents.

Income taxes.  During the nine months ended September 30, 2007, we recorded a deferred tax provision of $20,000, which is reported as other expense, related to the different book and tax treatment for goodwill. We have recorded an income tax benefit for the nine months ended September 30, 2007 and the nine months ended September 30, 2006 related to net losses in each of those periods. We have also provided a full valuation allowance for our net deferred tax assets as it is not more likely than not that any future benefits from these deferred tax assets would be realized, and, as a result, our provision during the year ended December 31, 2007 was limited to the goodwill basis difference.

Net loss.  We recognized a net loss of $6.5 million for the nine months ended September 30, 2007 versus $4.4 million for the nine months ended September 30, 2006. The increase in net loss was associated with the $1.9 million legal settlements expense in 2007 and increased operating expenses partially offset by higher revenues.

Years Ended December 31, 2006 and 2005

Revenue.  Revenue for 2006 was $11.3 million, an increase of $7.8 million over revenue of $3.5 million for 2005. The increase in revenue was primarily due to an increase in the number of customers and subscription sale orders associated with our services. LogMeIn Pro experienced increases in the number of new customers and subscription revenues. LogMeIn Rescue and LogMeIn IT Reach were first offered in 2005 and thus experienced growth in 2006 versus 2005 due to increases in the number of new customers due in part to being sold for a full year in 2006.

Cost of Revenue.  Cost of revenue in 2006 was $2.0 million, an increase of $1.2 million over cost of revenue of $0.8 million in 2005. As a percentage of total revenue, cost of revenue decreased to 18% in 2006 from 22% in 2005. The decrease in cost of revenue as a percentage of revenue was primarily the result of more efficient utilization of our data center and customer support organizations. The increase in absolute dollars primarily resulted from an increase in both the number of customers using our premium services and the total number of devices that connected to our services, including devices owned by free users, which resulted in increased hosting and customer support costs. The total number of devices that have connected to our service increased to approximately 12.6 million as of December 31, 2006, up from 1.2 million as of December 31, 2005. Of the increase in cost of revenue, $590,000 resulted from increased data center costs associated with the hosting of our solutions. The increase in costs was due to expansion of our data center facilities as we added capacity to our hosting infrastructure including establishing a new data center in the United States. Additionally, $508,000 was due to increased costs in our customer support organization primarily associated with personnel costs as the number of personnel in the customer support organization increased by 93% to support our growth in the number of users.

Research and Development Expenses.  Research and development expenses in 2006 were $3.2 million, an increase of $1.6 million, or 100%, over research and development expenses of $1.6 million in 2005. Of the increase in research and development expenses, $913,000 was due to additional personnel-related costs as we increased the number of research and development employees to enhance the ease of use and functionality of our services and enhance our service offerings. Total research and development personnel increased by more than 104% during 2006.

Sales and Marketing Expenses.  Sales and marketing expenses in 2006 were $10.0 million, an increase of $4.2 million over sales and marketing expenses of $5.8 million in 2005. The increase was primarily due to increased online search and advertising costs of $1.7 million as we expanded our online search and advertising in order to increase awareness of our services and to add new customers. Additionally, personnel related costs, including sales commissions, increased by $1.9 million as we increased to 43 sales and marketing employees at December 31, 2006 from 28 at December 31, 2005 to accommodate the growth in sales leads and staff our expanded marketing efforts.

General and Administrative Expenses.  General and administrative expenses in 2006 were $2.9 million, an increase of $1.5 million over general and administrative expenses of $1.4 million in 2005. The increase was primarily due to additional personnel-related costs of $390,000 as we increased the number of general and administrative employees to support our overall growth and an increase in professional fees of $515,000 associated with legal, accounting, tax and IT support which reflected the increased scale and complexity of our professional service needs to support our growth.

Amortization of Acquired Intangibles.  Amortization of acquired intangibles were $141,000 and relate to trademark and customer base intangibles acquired as part of our July 2006 acquisition of Applied Networking, Inc. There were no amortization expenses in 2005.

Interest and Other Income, Net.  Interest and other income, net for 2006 was $393,000, an increase of $316,000 over interest and other income, net of $78,000 for 2005. The increase was due mainly to increased interest income associated with higher average cash balances as a result of our series B financing that closed in December 2005.

Income taxes.  We have recorded an income tax benefit for the years ended December 31, 2006 and December 31, 2005 related to net losses in each of those periods. We have also provided a full valuation allowance for our net deferred tax assets as it is not more than likely than not that any future benefits would be realized from those deferred tax assets. As a result, we have not reported an income tax provision or benefit for these periods.

Net loss.  We recognized a net loss of $6.7 million for the year ended December 31, 2006 versus $5.9 million for the year ended December 31, 2005. The increased net loss is due to increased operating expenses, principally sales and marketing expense, partially offset by an increase in revenue.

Years Ended December 31, 2005 and 2004

Revenue.  Revenue for 2005 was $3.5 million, an increase of $0.9 million, or 37%, over revenue of $2.6 million for 2004. The increase in revenue resulted primarily from an increase in the number of customer renewals and subscriptions for LogMeIn Pro and the introduction of our new services, LogMeIn IT Reach in February 2005 and LogMeIn Rescue in July 2005.

Cost of Revenue.  Cost of revenue in 2005 was $0.8 million, an increase of $0.4 million, or 100%, over cost of revenue of $0.4 million in 2004. As a percentage of total revenue, cost of revenue increased to 22% in 2005 from 14% in 2004. The increase in absolute dollars and as a percentage of revenue primarily resulted from increased hosting and higher customer support costs for our increased customer and user base. Of the increase in cost of revenue, $204,000 resulted from increased data center costs associated with the hosting of our services. The increase in costs was due to expansion of our data center facilities as we scaled and added capacity to our hosting to support our new services introduced in 2005, LogMeIn Rescue and LogMeIn IT Reach. Additionally, $169,000 was due to increased costs in our customer support organization primarily associated with personnel costs as the number of personnel in the customer support organization increased to support customer growth and new services.

Research and Development Expenses.  Research and development expenses in 2005 were $1.6 million, an increase of $0.3 million, or 23%, over research and development expenses of $1.3 million in 2004. The increase was primarily due to expansion of our research and development organization associated with our new service offerings and additional outside consulting costs as we expanded costs in this area to enhance and develop our service offerings

Sales and Marketing Expenses.  Sales and marketing expenses in 2005 were $5.8 million, an increase of $3.8 million, or 190%, over sales and marketing expenses of $2.0 million in 2004. The increase was primarily due to increased online search and advertising costs of $2.0 million as we expanded our online search and advertising in order to increase awareness of our services and to add new customers. Additionally, personnel related costs, including sales commissions, increased by $1.2 million as we increased sales and marketing employees to sell and market our new services.

General and Administrative Expenses.  General and administrative expenses in 2005 were $1.4 million, an increase of $0.3 million, or 27%, over general and administrative expenses of $1.1 million in 2004. The increase was due primarily to additional personnel related costs of $202,000 as we increased the number of general and administrative employees to support the growing business needs.

Interest and Other Income, Net.  Interest and other income, net in 2005 was $78,000, an increase of $73,000 over interest and other income, net of $5,000, in 2004. The increase was due to higher interest income due to higher average cash balances as a result of our series A financing that closed in October 2004.

Income taxes.  We have recorded an income tax benefit for the years ended December 31, 2005 and December 31, 2004 related to net losses in each of these periods. We have also provided a full valuation allowance for our net deferred tax assets as it is not more than likely than not that any future benefits from these deferred tax assets would be realized. As a result, we have not reported an income tax benefit or provision for these periods.

Net loss.  The net loss for the year ended December 31, 2005 was $5.9 million versus $2.2 million for the year ended December 31, 2004. The increase in net loss was due to higher operating expenses partially offset by an increase in revenue.

Quarterly Results of Operations

The following tables sets forth our unaudited consolidated operating results for each of the seven quarters in the period ended September 30, 2007 and the percentage of revenue for each line item shown. This information is derived from our unaudited financial statements, which in the opinion of management contain all adjustments consisting of only normal recurring adjustments, that we consider necessary for a fair statement of such financial data. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods. You should read this data together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2006	2006	2006	2006	2007	2007	2007
	(In thousands)

Operations Data:
Revenue	$1,710	$2,438	$3,188	$3,972	$4,990	$6,204	$7,224
Cost of revenue(1)	421	395	586	631	730	921	1,104

Gross profit	1,289	2,043	2,602	3,341	4,260	5,283	6,120

Operating expenses:
Research and development(1)	581	639	853	1,159	1,299	1,442	1,649
Sales and marketing(1)	2,053	2,156	2,353	3,488	4,165	4,336	4,843
General and administrative(1)	449	629	889	979	764	672	941
Legal settlements	—	—	—	—	—	300	1,625
Amortization of acquired intangibles	—	—	59	82	82	82	82

Total operating expenses	3,083	3,424	4,154	5,708	6,310	6,832	9,140

Loss from operations	(1,794)	(1,381)	(1,552)	(2,367)	(2,050)	(1,549)	(3,020)
Interest and other income, net	152	129	63	49	18	50	83

Net loss	$(1,642)	$(1,252)	$(1,489)	$(2,318)	$(2,032)	$(1,499)	$(2,937)

(1)	Amounts in the table above include stock-based compensation expense, as follows:

	For the Three Months Ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2006	2006	2006	2006	2007	2007	2007
	(In thousands)

Cost of revenue	—	—	$1	$1	$1	$2	$3

Research and development	—	—	—	11	16	22	22

Sales and marketing	—	—	8	21	22	36	46

General and administrative	—	—	12	14	15	36	54

Total	$—	$—	$21	$47	$54	$96	$125

As a percentage of revenue:

	For the Three Months Ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2006	2006	2006	2006	2007	2007	2007

Operations Data:
Revenue	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	25	16	18	16	15	15	15

Gross profit	75	84	82	84	85	85	85

Operating expenses:
Research and development	34	26	27	29	26	23	23
Sales and marketing	120	88	74	88	83	70	67
General and administrative	26	26	28	25	15	11	13
Legal settlements						5	22
Amortization of acquired intangibles	—	—	2	2	2	1	1

Total operating expenses	180	140	131	144	126	110	126

Loss from operations	(105)	(56)	(49)	(60)	(41)	(25)	(41)
Interest and other income, net	9	5	2	1	—	1	1

Net loss	(96)%	(51)%	(47)%	(59)%	(41)%	(24)%	(40)%

Revenue increased sequentially for all quarters presented primarily due to increases in the number of services we offered, the number of total customers and subscription renewals of existing customers.

Gross profit in absolute dollars also increased sequentially for all quarters presented primarily due to revenue growth. The overall increase in gross profit margins is due to the increase in revenue and number of customers which allows us to obtain better leverage out of our data centers and customer support organization.

Operating expenses in absolute dollars in total increased sequentially for the quarters presented primarily due to increased sales and marketing expenses which resulted from increased marketing program expenditures and increased number of personnel and increased research and development expenses, mainly associated with an increase in the number of research and development personnel necessary to develop and enhance our services. The decrease in general and administrative expenses as a percentage of revenue over the period was due largely to the increase in revenue which allowed us to get better leverage of our management, finance and IT personnel and systems. The legal settlement expenses for the quarters ended June 30, 2007 and September 30, 2007 were associated with settling two outstanding claims of alleged infringement of third-party patents. We paid the settlement amounts in lieu of continuing defense and litigation costs related to the alleged claims.

Loss from operations and net loss for the quarters presented were due to increases in operating expenses that were greater than increases in revenue.

Liquidity and Capital Resources

The following table sets forth the major sources and uses of cash for each of the periods set forth below:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(In thousands)

Net cash (used in) provided by operations	$(1,732)	$(3,847)	$(889)	$(691)	$3,745
Net cash (used in) investing activities	(290)	(374)	(3,152)	(2,716)	(1,041)
Net cash provided by (used in) financing activities	8,505	9,372	32	3	(706)
Effect of exchange rate changes	10	(33)	29	(1)	34

Net increase or (decrease) in cash	$6,493	$5,118	$(3,980)	$(3,405)	$2,032

Since our inception we have financed our operations primarily through the sale of redeemable convertible preferred stock, the issuance of convertible promissory notes associated with our redeemable convertible preferred stock, the sale of common stock and, to a lesser extent, cash flow from operations. At September 30, 2007, our principal sources of liquidity were cash and cash equivalents totaling $10.0 million.

Cash Flows From Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2007 was $3.7 million. Net cash used in operating activities was $0.9 million, $3.8 million and $1.7 million during the years ended December 31, 2006, 2005 and 2004, respectively and $691,000 during the nine months ended September 30, 2006.

Net cash inflows from operating activities during the nine months ended September 30, 2007 resulted from increases in subscription sales orders and number of customers, and increases in current liabilities. Increases in these items offset an operating loss for the period of $6.5 million and an increase in accounts receivable of $0.6 million. The majority of our revenue is derived from annual subscriptions paid at the beginning of the subscription period, which resulted in an increase in deferred revenue of $5.8 million. Accounts receivable increased $0.6 million during the period associated with increases in subscription rate orders and customer growth. Depreciation and amortization was $1.2 million, an increase of $0.8 million over the nine-month period ended September 30, 2006, due mainly to increased depreciation from purchases of computer equipment associated with expanding our data center and increased amortization costs associated with the intangible assets acquired as part of our acquisition of Applied Networking, Inc. in July 2006. Current liabilities increased due mainly to increased operating costs of our business and a $1.6 million legal settlement expensed in the period ended September 30, 2007, but not paid until October 2007.

Net cash outflows from operating activities for the years ended December 31, 2006, 2005 and 2004 and the nine months ended September 30, 2006 resulted primarily from operating losses and increases to account receivable balances partially offset by non-cash related expenses, such as depreciation and amortization and increases in our deferred revenue associated with increases in our customer growth. The majority of our revenue is derived from annual subscriptions paid at the beginning of the subscription period.

Cash Flows From Investing Activities

Net cash used in investing activities was $1.0 million and $2.7 million for the nine months ended September 30, 2007 and 2006, respectively, and $3.2 million, $0.4 million and $0.3 million for the years ending December 31, 2006, 2005 and 2004, respectively. Net cash used in investing activities during the nine months ended September 30, 2006 and during the year ended December 31, 2006 consisted primarily of the initial $1.7 million payment made toward the acquisition of substantially all of the assets of Applied Networking, Inc., as well as the purchase of equipment related to the expansion of our data centers and the purchase of equipment related to the increase in the number of our employees and the purchase of leasehold improvements related to the expansion of our office infrastructure. Net cash used in investing activities for

2005 and 2004 consisted primarily of net cash paid for the purchase of equipment related to the expansion of our data centers and increased number of employees and the purchase of leasehold improvements related to the expansion of our office infrastructure. Our capital expenditures totaled $1.0 million for the nine months ended September 30, 2007 and $1.3 million, $0.4 million and $0.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Our future capital requirements may vary materially from those currently planned and will depend on many factors, including, but not limited to, development of new services, market acceptance of our services, the expansion of our sales, support, development and marketing organizations, the establishment of additional offices in the United States and worldwide and the expansion of our data center infrastructure necessary to support our growth. Since our inception, we have experienced increases in our expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase in the future. We also intend to make investments in computer equipment and systems and infrastructure related to existing and new offices as we move and expand our facilities, add additional personnel and continue to grow our business. We expect our capital expenditures for these purposes will total approximately $0.7 million in the last three months of the year ended December 31, 2007 and $5.0 million for the year ending December 31, 2008. We are not currently party to any purchase contracts related to future capital expenditures.

Cash Flows From Financing Activities

Net cash flow from financing activities for the nine months ended September 30, 2007 and 2006 and for the year ended December 31, 2006 was mainly associated with the issuance of common stock as a result of common stock option exercises offset in the nine months ended September 30, 2007 by a payment of $1.3 million associated with the note payable related to the acquisition of Applied Networking, Inc. At September 30, 2007, we had one remaining payment of $1.3 million due in July 2008 related to this acquisition.

Net cash flow from financing activities for the year ended December 31, 2005 was mainly associated with the issuance of our series B redeemable convertible preferred stock. In December 2005, we issued 11,668,703 shares of series B redeemable convertible preferred stock for net cash proceeds of $9.4 million.

Net cash flow from financing activities for the year ended December 31, 2004 was mainly associated with the issuance of our series A redeemable convertible preferred stock and convertible promissory notes, which were later converted into shares of series A redeemable convertible preferred stock. Net cash generated from the issuance of the series A convertible promissory notes was $3.2 million, and net cash generated from the sale of the series A redeemable convertible preferred stock was $5.1 million.

In December 2007, we issued 2,222,223 shares of our series B-1 redeemable convertible preferred stock for an aggregate purchase price of approximately $10.0 million. We believe that our current cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. Thereafter, we may need to raise additional funds through public or private financings or borrowings to develop or enhance our services, to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If required, additional financing may not be available on terms that are favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. No assurance can be given that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

During the last three years, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities, nor do we have any interest in entities referred to as variable interest entities.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2007 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Note payable	$1,250,000	$1,250,000	$—	$—	$—
Operating lease obligations	6,359,000	1,574,000	2,256,000	2,360,000	169,000

Total	$7,609,000	$2,824,000	$2,256,000	$2,360,000	$169,000

The note payable relates to the remaining purchase price payments associated with our acquisition of substantially all the assets of Applied Networking, Inc. in July 2006. The note is unsecured, and the final payment of $1.3 million is due in July 2008. This amount includes imputed interest on the note.

The commitments under our operating leases shown above consist primarily of lease payments for our Woburn, Massachusetts corporate headquarters, our European sales and marketing office in Amsterdam, The Netherlands and our research and development offices in Budapest, Hungary and contractual obligations related to our data centers.

In October 2007, we entered into an amendment to our headquarters office lease in Woburn, Massachusetts to extend our lease term and expand our existing premises and a lease of new office space related to our European sales headquarters in Amsterdam, The Netherlands. The future operating lease obligations associated with these amendments are included in the operating lease obligations above.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk.  The majority of our research and development expenditures are made from our Budapest, Hungary research and development facility, and thus our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. In the year ended December 31, 2006 and for the nine months ended September 30, 2007, approximately 12% and 14%, respectively, of our expenses occurred in our operations in Budapest. Additionally, a small but increasing percentage of our sales outside the United States are denominated in local currencies and, thus, also subject to fluctuations due to changes in foreign currency exchange rates. To date, changes in foreign currency exchange rates have not had a material impact on our operations, and a future change of 10% or less in foreign currency exchange rates would not materially affect our operations. At this time we do not, but may in the future, enter into any foreign currency hedging programs or instruments that would hedge or help offset such foreign currency exchange rate risk.

Interest Rate Sensitivity.  Interest income is sensitive to changes in the general level of U.S. interest rates. However, based on the nature and current level of our cash and cash equivalents, which are primarily invested in deposits and money market funds, we believe there is no material risk of exposure to changes in the fair value of our cash and cash equivalents as a result of changes in interest rates.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 allows entities to measure many financial instruments and certain other items at fair value on an instrument-by-instrument basis, referred to as the fair value option. The fair value option expands the ability of entities to select the measurement attribute for certain assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.

We are currently evaluating the effect, if any, that our adoption of SFAS No. 159 will have on our financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for us on a prospective basis for the reporting period beginning January 1, 2008. We are currently evaluating the effect, if any, that our adoption of SFAS No. 157 will have on our financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. We have not determined the effect, if any, that the application of SFAS No. 141R will have on our consolidated financial statements.

BUSINESS

Overview

LogMeIn is a leading provider of on-demand, remote-connectivity solutions to SMBs, IT service providers and consumers. Businesses and IT service providers use our solutions to deliver remote end-user support and to access and manage computers and other Internet-enabled devices more effectively and efficiently. Consumers and mobile workers use our solutions to access computer resources remotely, thereby facilitating their mobility and increasing their productivity. Our solutions, which are deployed on-demand and accessible through a Web browser, are secure, scalable and easy for our customers to try, purchase and use. Our customer base has grown from approximately 48,000 premium accounts in November 2006 to approximately 92,000 premium accounts in November 2007.

In 2004, we introduced LogMeIn Free, a service that allows users to access computer resources remotely. We believe LogMeIn Free and LogMeIn Hamachi, our popular free services, provide on-demand connectivity to more users than any other on-demand connectivity service, giving us access to a diverse group of users and increasing awareness of our premium services. Our users have connected over 30 million computers and other Internet-enabled devices to a LogMeIn service, and during November 2007, the total number of devices connected to our service grew at an average of over 60,000 per day.

We complement our free services with nine premium services, including LogMeIn Rescue and LogMeIn IT Reach, our flagship remote support and management services and LogMeIn Pro, our premium remote access service. Sales of our premium services are generated through word-of-mouth referrals, Web-based advertising, expiring free trials that we convert to paid subscriptions and direct marketing to new and existing customers. During 2007, we estimate that approximately 50% of our new paying customers were generated through word-of-mouth referrals.

We deliver each of our on-demand solutions as a hosted service that runs on our proprietary platform called Gravity. Gravity establishes secure connections over the Internet between remote computers and other Internet-enabled devices and mediates the direct transmission of data between these devices. This patent-pending platform reduces our bandwidth and other infrastructure requirements, which we believe makes our services faster and less expensive to deliver as compared to competing services. This robust and scalable platform connects over 4.2 million computers to our services each day.

We sell our services on a subscription basis at prices ranging from approximately $40 to $1,900 per year. During the nine months ended September 30, 2007, we completed over 159,000 transactions at an average transaction price of approximately $160. We believe that our sales model of a high volume of new and renewed subscriptions at low transaction prices increases the predictability of our revenues compared to perpetual licensed-based software businesses. During the nine months ended September 30, 2007, we generated revenues of $18.4 million, as compared to $7.3 million over the same period in 2006, an increase of 151%.

Industry Background

Mobile workers, IT professionals and consumers save time and money by accessing computing resources remotely. Remote access allows mobile workers and consumers to use applications, manage documents and collaborate with others whenever and wherever an Internet connection is available. Remote-connectivity solutions also allow IT professionals to deliver support and management services to remote end users and computers and other Internet-enabled devices.

A number of trends are increasing the demand for remote-connectivity solutions:

•	Increasingly mobile workforce. Workers are spending less of their time in a traditional office environment and are increasingly telecommuting and traveling with Internet-enabled devices. According to IDC Research, or IDC, the percentage of the global workforce that works remotely will increase from approximately 25% in 2006 to 30% in 2011, to a total of 1 billion workers. This trend increases the demand for remote connectivity for workers and for IT professionals who support and manage their computers and other Internet-enabled devices.

•	Increasing use of IT outsourcing by SMBs. SMBs generally have limited internal IT expertise and IT budgets and are therefore increasingly turning to third-party service providers to manage the complexity of IT services at an affordable cost. For example, based on Forrester’s “Enterprise and SMB Hardware Survey, North America and Europe, Q3 2007” published on October 2, 2007, Forrester estimates that out of 554 respondents, 23% of SMBs outsource their PC and laptop support to third-party service providers and that an additional 29% of SMBs plan to do so in the next 12 months. SMBs are also looking to third-party service providers to manage their servers. The same survey estimates that 24% of SMBs already outsource server management responsibilities and another 35% are planning to in the next 12 months. We believe that IT service providers will increasingly turn to on-demand, remote-connectivity solutions to help address the growing demand for outsourced support and management of these computers. IDC estimates that the installed base of commercial personal computers and servers in the United States will increase from 148.6 million in 2006 to 196.8 million in 2011. We estimate that more than 50% of these personal computers and servers are or will be used by SMBs.

•	Growing adoption of on-demand solutions. By accessing hosted, on-demand solutions through a Web browser, companies can avoid the time and costs associated with installing, configuring and maintaining IT support applications within their existing IT infrastructure. These advantages are leading companies to adopt on-demand solutions at an increasing rate. For example, IDC estimates that the global on-demand software market will increase from $3.7 billion in 2006 to $14.8 billion in 2011, a compounded annual growth rate of 32%.

•	Increasing need to support the growing number of Internet-enabled consumer devices. Consumer adoption of Internet-enabled devices is growing rapidly. Manufacturers, retailers and service providers struggle to provide cost-effective support for these devices and often turn to remote support and management solutions in order to increase customer satisfaction while lowering the cost of providing that support. We believe the need for remote support services for consumers will increase rapidly as they purchase more PCs and Internet-enabled consumer electronics. IDC estimates that the worldwide installed base of consumer-owned personal computers will grow from 443.9 million in 2007 to 700.9 million in 2011, a compound annual growth rate of 12.1%. In addition, the research firm Strategy Analytics estimates that the installed base of Internet-enabled consumer electronics devices, such as game consoles, televisions and set top boxes, will grow from 36 million in 2006 to 400 million worldwide in 2010.

•	Proliferation of Internet-enabled mobile devices (Smartphones). Mobile devices are increasingly being used for Internet-based computing and communications. IDC estimates that 81 million converged mobile devices were shipped worldwide in 2006, and annual shipments are expected to grow to more than 300 million by 2011, which represents a compound annual growth rate of 31%. We believe the rapid proliferation and increasing functionality of these devices create a growing need for remote support of these devices.

Remote-connectivity technology has existed for many years. However, most solutions have been delivered as either hardware or software products designed to operate on the customer’s premises. These solutions typically require time and technical expertise to configure and deploy. They also often require ongoing maintenance, as they can fail when networking environments change. As a result, most traditional remote-connectivity solutions are best suited for large organizations with onsite IT staff. Because of the setup and maintenance costs, technical complexity and connection failure rates, we believe these traditional remote-access technologies are not suitable for many SMBs and consumers.

Our Solutions

Our solutions allow our users to remotely access, support and manage computers and other Internet-enabled devices on demand. We believe our solutions benefit users in the following ways:

•	Reduced set-up, support and management costs. Our services enable IT staff to administer, monitor and support computers and other Internet-enabled devices at a remote location. Businesses easily set up our on-demand services with little or no modification to the remote location’s network or security systems and without the need for upfront technology or software investment. In addition, our customers lower their support and management costs by performing management-related tasks remotely, reducing or eliminating the costs of on-site support and management.

•	Increased mobile worker productivity. Our remote-access services allow non-technical users to access and control remote computers and other Internet-enabled devices, increasing their mobility and allowing them to remain productive while away from the office.

•	Increased end-user satisfaction. Our customers rely on our on-demand services to improve the efficiency and effectiveness of end-user support. Satisfaction with support services is primarily measured by call-handling time and whether or not the problem is resolved on the first call. Our services enable help desk technicians to quickly and easily gain control of a remote user’s computer. Once connected, the technician can diagnose and resolve problems while interacting with and possibly training the end user. By using our solutions to support remote users, our customers have increased user satisfaction while reducing call handling time by as much as 50% over phone-only support.

•	Reliable, fast and secure service. Our service possesses built-in redundancy of servers and other infrastructure in three data centers, two located in the United States and one located in Europe. Our proprietary platform enables our services to connect and manage devices at enhanced speeds. Our services implement industry-standard security protocols and authenticate and authorize users of our services without storing passwords.

•	Easy to try, buy and use. Our services are simple to install, which allows our prospective customers to use our services within minutes of registering for a trial. Our customers can use our services to manage their remote systems from any Web browser. In addition, our low service-delivery costs and hosted delivery model allow us to offer each of our services at competitive prices and to offer flexible payment options. Our premium services range in list price from approximately $40 to $1,900 per year.

Our Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and are key to our success:

•	Large established user community. Through November 2007, over ten million registered users have connected over 30 million Internet-enabled devices to a LogMeIn service. During November 2007, the number of connected devices grew at an average of over 60,000 new devices per day. These users drive awareness our services through personal recommendations, blogs and other online communication methods and provide us with a significant audience to which we can market and sell premium services.

•	Efficient customer acquisition model. We believe our free products and our large installed user base help to generate word-of-mouth referrals, which in turn increases the efficiency of our paid marketing activities, the large majority of which are focused on pay-per-click search engine advertising. Sales of our premium services are generated through word-of-mouth referrals, Web-based advertising, expiring free trials that we convert to paying customers and marketing to our existing customer and user base. During 2007, we estimate that approximately 50% of our new paying customers were generated through word-of-mouth referrals and that approximately 30% of new customers added in 2007 found LogMeIn by searching the Internet for remote access solutions. We believe this direct approach to acquiring new customers generates an attractive and predictable return on our sales and marketing expenditures.

•	Technology-enabled cost advantage. Our service delivery platform, Gravity, establishes secure connections over the Internet between remote computing devices and mediates the direct transmission of data between them. This patent-pending platform reduces our bandwidth and other infrastructure requirements, which we believe makes our services faster and less expensive to deliver as compared to competing services. We believe this cost advantage allows us to offer free services and serve a broader user community than our competitors. While more than 90% of our users do not currently pay for our services, our cost of revenue was 15% of our total revenue during the nine months ended September 30, 2007.

•	On-demand delivery. Delivering our services on-demand allows us to serve additional customers with little incremental expense and to deploy new applications and upgrades quickly and efficiently to our existing customers.

•	High recurring revenue and high transaction volumes. We sell our services on a subscription basis, which provides greater levels of recurring revenues and predictability compared to traditional perpetual, license-based business models. Approximately 89% of our subscriptions have a one-year term. In 2007, our dollar-weighted average renewal rate for these annual subscriptions was approximately 80%. Our average transaction price was approximately $160 during the first three quarters of 2007, and we completed over 159,000 transactions during this period. We believe that our sales model of a high volume of new and renewed subscriptions at low transaction prices increases the predictability of our revenues compared to perpetual licensed-based software businesses.

Growth Strategy

Our objective is to extend our position as a leading provider of on-demand, remote-connectivity solutions. To accomplish this, we intend to:

•	Acquire new customers. We acquire new customers through word-of-mouth referrals from our existing user community and from paid, online advertising designed to attract visitors to our website. We also encourage our website visitors to register for free trials of our premium services. We supplement our online efforts with email, newsletter and radio campaigns and by participating in trade events and Web-based seminars. As of November 30, 2007, we had more than 92,000 customers of our premium services. To increase our sales, we plan to continue aggressively marketing our solutions and encouraging trials of our services while expanding our sales force.

•	Increase sales to existing customers. We upsell and cross-sell our broad portfolio of services to our existing customer base. In the first twelve months after their initial purchase, our customers, on average, subscribe to additional services worth 44% of their initial purchase. To further penetrate our customer base, we plan to continue actively marketing our portfolio of services through e-commerce and by expanding our sales force.

•	Continue to build our user community. We grow our community of users by marketing our services through paid advertising that targets prospective customers who are seeking remote-connectivity solutions and by offering our popular free services, LogMeIn Free and LogMeIn Hamachi. During the month of November 2007, our users connected an average of more than 60,000 new devices per day to our services. This strategy improves the effectiveness of our online advertising by increasing our response rates when people seeking remote-connectivity services conduct online searches. In addition, our large and growing community of users drives awareness of our services and increases referrals of potential customers and users.

•	Expand internationally. We believe there is a significant opportunity to increase our sales internationally. We offer solutions in 11 different languages, and approximately 24% of our sales orders and more than 60% of our user base come from outside North America. As of November 30, 2007, our service was being used in 228 countries. We intend to expand our international sales and marketing staff and increase our international marketing expenditures to take advantage of this opportunity. We opened our European sales and marketing headquarters in Amsterdam, The Netherlands, in November 2007, and have since been hiring local sales and marketing resources to focus on the European market. We also intend to increase our Asia-Pacific sales and marketing efforts in 2008.

•	Continue to expand our service portfolio. We intend to continue to invest in the development of new on-demand, remote-connectivity services for businesses, IT service providers and consumers. In 2007, we released two new services and four new major versions of existing services. We also intend to extend our services to work with other types of Internet-connected devices. For example, we recently introduced LogMeIn Rescue+Mobile, a new service that allows remote support technicians to access and support smartphones.

•	Pursue strategic acquisitions. We plan to pursue acquisitions that complement our existing business, represent a strong strategic fit and are consistent with our overall growth strategy. We may also target future acquisitions to expand or add functionality and capabilities to our existing portfolio of services, as well as add new solutions to our portfolio.

Services and Technology

Our services are accessed on the Web and delivered on-demand via our service delivery platform, Gravity. Our services generally fall into one of two categories:

•	Remote user access services. These services allow users to access computers and other Internet-enabled devices in order to continue working while away from the office or to access personal systems while away from home. These services include free remote access offerings and premium versions that include additional features.

•	Remote support and management services. These services are used by internal IT departments and by external service and support organizations to deliver support and management of IT resources remotely.

Remote User Access Services

LogMeIn Free is our free remote access service. It provides secure access to a remote computer or other Internet-enabled device. Once installed on a device, a user can quickly and easily access that device’s desktop, files, applications and network resources.

LogMeIn Pro is our premium remote access service. It can be rapidly installed without IT expertise. Users typically engage in a trial prior to purchase.

LogMeIn Pro offers several premium features not available through LogMeIn Free, including:

•	File transfer. Files and folders can be moved easily between computers using drag-and-drop or dual-pane file transfer capabilities.

•	Remote sound. A user can hear on his local computer e-mail notifications, music and podcasts originating from a remote PC.

•	File share. Large files can be distributed by sending a link that permits remote third parties to download a file directly from a LogMeIn subscriber’s computer.

•	Remote printing. Files from a remote PC are automatically printed to a local printer without downloading drivers or manually configuring printer settings.

•	Mini-meeting. A remote third-party user can be invited to view or control a LogMeIn user’s computer for online meetings and collaboration.

•	File sync. Files and folders can be synchronized between remote and local computers.

•	Drive mapping. Drives on a remote PC can be accessed as if they are local.

LogMeIn Hamachi is a hosted virtual private network, or VPN, service that sets up a computer network among remote computers. It typically works with existing network and firewall configurations and requires no additional configuration to set up and run. Using LogMeIn Hamachi, users can communicate over the Internet as if their computers are on the same local area network, allowing for remote access, remote control and file management. LogMeIn Hamachi is offered both as a free service and as a paid service with additional features for premium users.

LogMeIn Ignition is a premium service that delivers one click access to remote computers that subscribe to any of LogMeIn Free, LogMeIn Pro and LogMeIn IT Reach. Users can install LogMeIn Ignition on a computer or run the application from a universal storage device in order to directly access their subscribed computer, eliminating the need for installation of additional software.

Remote Support and Management Services

LogMeIn Rescue is a Web-based remote support service used by helpdesk professionals to support remote computers and applications and assist computer users via the Internet. LogMeIn Rescue enables the delivery of interactive support to a remote computer without having pre-installed software. The end user grants permission to the help desk technician before the technician can access, view or control the end user’s computer. Using LogMeIn Rescue, support professionals can communicate with end users through an Internet chat window while diagnosing and repairing computer problems. If given additional permission by the computer user, the support professional can take over keyboard and mouse control of the end user’s computer to take necessary support actions and to train the end user on the use of software and operating system applications. Upon completion of the session, all LogMeIn software is removed from the remote computer. LogMeIn Rescue is used by companies of varying sizes, from one-person support organizations to Fortune 100 companies servicing employees and customers.

LogMeIn Rescue includes the following features:

•	Rapid incident resolution. Helpdesk professionals can gain access to the target PC quickly, often in under 60 seconds, and can take advantage of our remote control capabilities to perform support functions available through a technician console, including: reading critical system information, deploying scripts, copying files through drag and drop and rebooting the machine.

•	Seamless end-user experience. LogMeIn Rescue facilitates an end user’s receipt of customer support. End users remain in control of the support session and can initiate a session in a variety of ways, such as by clicking a link on a website or in an email or by entering a pin code provided by the support provider. The end user then sees a chat window, branded with the support provider’s logo, and responds to a series of access and control requests while chatting with the support provider.

•	Support session and queue management. The helpdesk professional can use the LogMeIn Technician Console to manage a queue of support incident requests and up to ten simultaneous live remote sessions. The support queue can be shared and current live sessions can be transferred to other co-workers as needed.

•	Administration Center. The Administration Center is used to create and assign permissions for groups of support technicians. It is also used to create support channels — the web-based links and/or icons that automatically connect customers to technicians — and assign them to specific groups. Support managers use the Administration Center to generate reports about individual sessions, post-session survey data and technician activity.

•	Integrated security. LogMeIn Rescue includes security features designed to safeguard the security and privacy of both the support provider and the end user. All data transmission is encrypted using industry-standard encryption often used by financial institutions. Sessions can be recorded by the support provider and will create a record of each level of access permission granted by the end user. Any files transferred between computers are uniquely identified to demonstrate that no changes were made to original files.

LogMeIn Rescue+Mobile is an extension of LogMeIn Rescue’s web based remote support service that allows call center technicians and IT professionals to remotely access and support smartphones. Smartphone users requesting help will receive a text message from a technician to download a small software application onto the smartphone. Once installed, the user enters a code connecting the device to the technician. After the user grants the technician permission, the technician can remotely access and control the phone from their Rescue+Mobile Technician Console to remotely control and update the phone’s configuration settings, access system information, file transfer and reboot the smartphone.

LogMeIn IT Reach is a remote management service used by IT professionals to deliver ongoing management and monitoring of remote PCs and servers. LogMeIn IT Reach is purchased by SMBs directly and by IT service providers that provide outsourced IT services.

LogMeIn IT Reach includes the following features:

•	Remote deployment. IT professionals can deploy LogMeIn IT Reach to remote computers by sending an installation link by email. The installation link includes all of the monitoring and management policies set by the IT professional for the target computer. Using this approach, an IT professional can quickly and simultaneously deploy LogMeIn IT Reach to many computers without separate machine installations and without requiring physical access to target computers.

•	Remote system management. LogMeIn IT Reach provides web-based management tools that allow IT professionals to manage computers in any Internet-enabled location. Management capabilities include inventory tracking, reporting and policy management.

•	Downtime prevention. LogMeIn IT Reach provides performance monitoring capabilities and automatic alerts to notify an administrator of potential problems before they impact end users. Administrators can remotely track critical system information such as CPU utilization, free disk space and application availability and respond to alerts if thresholds are exceeded or notable events occur.

•	Remote system diagnostics. Administrators utilize LogMeIn IT Reach’s diagnostic capabilities to determine and resolve the underlying cause of a problem. LogMeIn IT Reach provides the administrator with a summary view of remote systems that supports rapid problem solving, and it allows the administrator to immediately control the computer, transfer files or run scripts to resolve a problem.

•	Integrated security. LogMeIn IT Reach employs industry-standard encryption and authentication methods designed to prevent unauthorized access to remote computers. These methods include the use of multi-level authentication requirements and intrusion prevention capabilities. In addition, LogMeIn IT Reach includes detailed session logging, including the live recording of remote access sessions as a way to demonstrate and monitor proper access of remote systems and proper delivery of user support.

We also offer a version of LogMeIn IT Reach called RemotelyAnywhere. RemotelyAnywhere is used to manage personal computers and servers from within the IT system of an enterprise. Unlike our LogMeIn services, RemotelyAnywhere is licensed to our customers on a perpetual basis, and we offer maintenance covering upgrades and service supporting this application.

LogMeIn Backup is a service that subscribers install on two or more computers to create a backup network and is generally sold as a complement to the LogMeIn IT Reach service. LogMeIn Backup is easy to install and provides IT service providers a simple backup alternative to offer their customers using storage capacity that they control. Users can transfer specified files and folders from one computer to another either manually or automatically in accordance with a pre-determined schedule. Files can be stored on, and restored to, any PC that the subscriber chooses, using industry-standard encryption protocols for the transmission and storage of the data.

LogMeIn Gravity Service Delivery Platform

We deliver each of our solutions as a hosted service that runs on our proprietary platform called Gravity. Gravity is designed to be scalable and serve our large-scale user community at low cost. Gravity establishes secure connections over the Internet between remote computers and other Internet-enabled devices and mediates the direct transmission of data between devices. This patent-pending platform reduces our bandwidth and other infrastructure requirements, which we believe makes our services faster and less expensive to deliver as compared to competing services. Gravity consists of proprietary software applications that run on standard hardware servers and operating systems.

The infrastructure-related costs of delivering our services include bandwidth, power, server depreciation and co-location fees. Gravity transmits data using a combination of methods working together to relay data via our data centers and to transmit data over the Internet directly between end-point devices. During 2007, approximately 90% of the data transmitted by our services was transmitted directly between end-point devices, reducing our bandwidth and bandwidth-related costs.

Gravity is physically hosted in three separate data centers. We lease space in co-location hosting facilities operated by third parties. Two of our Gravity data centers are located in the United States, and the third is located in Europe. On average, over 4.2 million computers connect to our Gravity service each day. Our goal is to maintain sufficient excess capacity such that any one of the data centers could fail, and the remaining data centers could handle the load without extensive disruption to our service. In the first eleven months of 2007, all incidents in which a component of Gravity failed, whether due to hardware or software, successfully transferred to redundant systems so that we experienced no system-wide outages.

Gravity also implements multiple layers of security. Our service utilizes industry-standard security protocols for encryption and authentication. Access to a device through our service requires system passwords such as the username and password for Windows. We also add additional layers of security such as single-use passwords, IP address filtering and IP address lockout. For security purposes, Gravity does not save end-user passwords for devices.

Sales and Marketing

Our sales and marketing efforts are designed to attract prospects to our website, enroll them in free trials of our services and convert them to and retain them as paying customers. We also expend sales and marketing resources to attract users of our free services. We acquire new customers through a combination of paid and unpaid sources. We also invest in public relations to broaden the general awareness of our services and to highlight the quality and reliability of our services for specific audiences. We are constantly seeking and employing new methods to reach more users and to convert them to paying customers.

Paid Sources of Demand Generation

Online Advertising.  We advertise online through pay-per-click spending with search engines, banner advertising with online advertising networks and other websites and email newsletters likely to be frequented by our target consumers, SMBs and IT professionals. We estimate that approximately 30% of new customers added in 2007 found LogMeIn by searching the Internet for remote access solutions.

Tradeshows.  We showcase our suite of services at technology and industry-specific tradeshows. Our participation in these shows ranges from elaborate presentations in front of large groups to one-on-one discussions and demonstrations at manned booths. In 2007, we attended approximately 15 trade shows in the United States and Europe.

Offline Advertising.  Our offline print advertising is comprised of publications, such as WinITPro, CRN, and VAR Business, which are targeted at IT professionals. We sponsor advertorials in regional newspapers, which target IT consumers. Additionally, we have advertised using nationwide radio campaigns and outdoor advertising, such as taxi tops and taxi receipts, in regional markets.

Unpaid Sources of Demand Generation

Word-of-Mouth Referrals.  We believe that we have developed a loyal customer and user base, and new customers frequently claim to have heard about us from a current LogMeIn user. Many of our users arrive at our website via word-of-mouth referrals from existing users of our services. During 2007, we estimate that approximately 50% of our new paying customers first learned about us from a friend, colleague or IT professional.

Direct Advertising Into Our User Community.  We have a large existing community of free users and paying customers. Users of most of our services, including our most popular service, LogMeIn Free, come to our website each time they initiate a new remote access session. We use this opportunity to promote additional premium services to them. For the month of November 2007, we had 40 million remote access sessions.

Other Marketing Initiatives

Web-Based Seminars.  We offer free online seminars to current and prospective customers designed to educate them about the benefits of remote access, support and administration, particularly with LogMeIn, and guide them in the use of our services. We often highlight customer success stories and focus the seminar on business problems and key market and IT trends.

Public Relations.  We engage in targeted public relations programs, including press releases announcing important company events and product releases, interviews with reporters and analysts, both general and industry specific, attending panel and group discussions and making speeches at industry events. We also register our services in awards competitions and encourage bloggers to comment on our products.

Sales Efforts and Other Initiatives

New Account Sales.  Our sales are typically preceded by a trial of one of our services, and 97% of our purchase transactions are settled via credit card. Our sales operations team determines whether or not a trial should be managed by a telephone-based sales representative or handled via our e-commerce sales process. As of November 30, 2007, we employed 30 telephone-based sales representatives to manage newly generated trials. In addition, a small sales and business development team concentrates on sales to larger organizations and the formulation of strategic technology partnerships that are intended to generate additional sales.

Renewal Sales.  All of our services are sold on a subscription basis. Approximately 89% of our subscriptions have a term of one year. In 2007, our dollar-weighted average renewal rate for these subscriptions was approximately 80%. During the third quarter of 2007, only 33% of our renewal sales orders required direct sales assistance.

International Sales.  We currently have a sales team located in Europe focusing on international sales. We intend to increase the size of our international direct sales force and to open an Asia-Pacific sales office in 2008. Through the first three quarters of 2007, we generated 24% of our sales orders outside of North America.

In 2006, we spent $10.0 million on sales and marketing. In the nine months ended September 30, 2007, we spent $13.3 million on sales and marketing.

Intel Relationship

In December 2007, we entered into a service and marketing agreement with Intel Corporation to jointly develop a service that delivers connectivity to computers built with Intel components. Under the terms of this multi-year agreement, we will adapt our service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. Intel will market and sell the service to its customers. Intel will pay a minimum license and service fee to us on a quarterly basis during the term of the agreement. In addition, we and Intel will share revenue generated by the use of the services by third parties to the extent it exceeds the minimum payments. In conjunction with this agreement, Intel Capital purchased 2,222,223 shares of our series B-1 redeemable convertible preferred stock for approximately $10.0 million.

Research and Development

We have made and intend to continue making significant investments in research and development in order to continue to improve the efficiency of our service delivery platform, improve existing services and bring new services to market. Our primary engineering organization is based in Budapest, Hungary, where the first version of our service was developed. Our founding engineering team has worked together for over 10 years, designing and running highly large-scale Internet services. Approximately 42% of our employees work in engineering and development. Our research and development expenses of $1.6 million, $3.2 million and $4.4 million in 2005, 2006 and the nine months ended September 30, 2007 represented 18.7%, 19.7% and 19.7% of total operating expenses for 2005, 2006 and the nine months ended September 30, 2007, respectively.

Competition

The market for remote-access based products and services is evolving, and we expect to face additional competition in the future. We believe that the key competitive factors in the market include:

•	service reliability;

•	ease of initial setup and use;

•	fitness for use and the design of features that best meet the needs of the target customer;

•	the ability to support multiple device types and operating systems;

•	cost of customer acquisition;

•	product and brand awareness;

•	the ability to reach large fragmented groups of users;

•	cost of service delivery; and

•	pricing flexibility.

We believe that our large-scale user base, efficient customer acquisition model and low service delivery costs enable us to compete effectively.

Citrix’s Online division and Cisco’s WebEx division are our two largest competitors. Both companies offer a service that provides hosted remote access and remote access-based services. Both of these competitors focus a greater percentage of their product offerings on collaboration than we do, while we continue to focus our development and marketing efforts on serving the needs of IT staff and IT service providers.

Both of these competitors attract new customers through traditional marketing and sales efforts, while we have focused first on building a large-scale community of users. Our approach is differentiated from both Citrix and WebEx because we believe we reach significantly more users which allows us to attract paying customers efficiently.

We believe our large user base also gives us an advantage over smaller competitors and potential new entrants into the market by making it more expensive for them to gain general market awareness. We currently compete against several smaller competitors, including NTRglobal (headquartered in Spain), NetViewer (headquartered in Germany) and Bomgar. In addition, potential customers may look to software-based and free solutions, including Symantec’s PCAnywhere and Microsoft’s Remote Desktop, which comes bundled into most current versions of the Microsoft operating system.

Many of our actual and potential competitors enjoy greater name recognition, longer operating histories, more varied products and services and larger marketing budgets, as well as substantially greater financial, technical and other resources than we do. In addition, we may also face future competition from new market entrants. We believe that our large user base, efficient customer acquisition model and low service delivery position us well to compete effectively in the future.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of copyright, trade secret, trademark and other rights in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. We also have four patents pending and are in the process of filing additional patent applications that cover many features of our services.

We enter into confidentiality and other written agreements with our employees, customers, consultants and partners, and through these and other written agreements, we attempt to control access to and distribution of our software, documentation and other proprietary technology and other information. Despite our efforts to protect our proprietary rights, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop products or services with the same functionality as our services. In addition, U.S. patent filings are intended to provide the holder with a right to exclude others from making, using, selling or importing in the United States the inventions covered by the claims of granted patents. If granted, our patents may be contested, circumvented or invalidated. Moreover, the rights that may be granted in those pending patents may not provide us with proprietary protection or competitive advantages, and we may not be able to prevent third parties from infringing these patents. Therefore, the exact effect of our pending patents, if issued, and the other steps we have taken to protect our intellectual property cannot be predicted with certainty.

Although the protection afforded by copyright, trade secret and trademark law, written agreements and common law may provide some advantages, we believe that the following factors help us maintain a competitive advantage:

•	the technological skills of our research and development personnel;

•	frequent enhancements to our services; and

•	continued expansion of our proprietary technology.

“LogMeIn” is a registered trademark in the United States and in the European Union. We also hold a number of other trademarks and service marks identifying certain of our services or features of our services. We also have a number of trademark applications pending.

Employees

As of December 31, 2007, we had 210 full-time employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Properties

Our principal facilities consist of approximately 31,200 square feet of office space located at 500 Unicorn Park Drive, Woburn, Massachusetts. We also have leased office space in Budapest, Hungary and Amsterdam, The Netherlands.

We also lease space in three data centers operated by third parties, of which two are located in the United States and the third is located in Europe.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. Currently, we are not party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Our executive officers and directors and their respective ages and positions as of December 31, 2007 are as follows:

Name	Age	Position

Michael K. Simon	42	Chairman of the Board of Directors, President and Chief Executive Officer
Marton B. Anka	34	Chief Technology Officer
Michael J. Donahue	34	Vice President and General Counsel
Kevin K. Harrison	50	Vice President, Sales
James F. Kelliher	48	Chief Financial Officer and Treasurer
Carol J. Meyers	46	Senior Vice President, Chief Marketing Officer
Richard B. Redding	52	Vice President and General Manager, Mobile
David E. Barrett(1)(2)	51	Director
Steven J. Benson(1)(2)	49	Director
Kenneth D. Cron(3)	51	Director
Edwin J. Gillis(1)(3)	58	Director
Irfan Salim(2)(3)	54	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Michael K. Simon founded LogMeIn and has served as our President and Chief Executive Officer and as Chairman of our board of directors since our inception in February 2003. Prior to founding LogMeIn, Mr. Simon served as Chairman of the board of directors of Red Dot, Ltd., a digital content provider, and Fathom Technology ApS, a software outsourcing company sold to EPAM Systems, Inc. in March 2004. In 1995, Mr. Simon founded Uproar Inc., a publicly-traded provider of online game shows and interactive games acquired by Vivendi Universal Games, Inc. in March 2001. Mr. Simon holds a B.S. in Electrical Engineering from the University of Notre Dame and an M.B.A. from Washington University St. Louis.

Marton B. Anka founded LogMeIn and has served as our Chief Technology Officer since February 2003. From September 1998 to February 2003, Mr. Anka was the founder and Managing Director of 3am Labs BT, the developer of RemotelyAnywhere. Mr. Anka graduated in Informatics from the Szamalk Institute in Hungary.

Michael J. Donahue has served as our Vice President and General Counsel since June 2007. From August 2005 to June 2007, Mr. Donahue was Vice President and General Counsel of C.P. Baker & Company, Ltd., a Boston-based private equity firm. From September 1999 to August 2005, Mr. Donahue was a corporate lawyer at Wilmer Cutler Pickering Hale and Dorr LLP. Mr. Donahue holds a B.A. in Philosophy from Boston College and a J.D. from the Northeastern University School of Law.

Kevin K. Harrison has served as our Vice President, Sales since November 2004. From February 2001 to October 2004, Mr. Harrison served as Vice President, Sales at Ximian, a Linux application company, where he was responsible for worldwide sales strategy. Mr. Harrison holds a B.S. in Accounting from Boston College.

James F. Kelliher has served as our Chief Financial Officer since June 2006. From December 2002 to March 2006, Mr. Kelliher served as Chief Financial Officer of IMlogic, Inc., a venture-backed enterprise instant messaging company, where he was responsible for finance, legal and human resource activities. From 1991 to September 2002, Mr. Kelliher served in a number of capacities, including Senior Vice President, Finance, at Parametric Technology Corporation, a software development company. Mr. Kelliher holds a B.S. in Accountancy from Bentley College.

Carol J. Meyers has served as our Senior Vice President, Chief Marketing Officer since January 2008. From February 2006 through December 2007, Ms. Meyers served as Senior Vice President and Chief Marketing Officer for Unica Corporation, a publicly-traded provider of enterprise marketing management software. Ms. Meyer’s served as Unica’s Vice President of Marketing from October 1999 to February 2006. Ms. Meyer’s holds a B.S. in Finance from Fairfield University.

Richard B. Redding has served as our Vice President, Business Development from June 2005 to July 2007 and our Vice President, General Manager, Mobile since July 2007. From December 2003 to June 2005, Mr. Redding served as Director, Strategy and Business Development at AT&T Corporation. From February 1996 to December 2003, Mr. Redding served in a number of strategy and business development capacities, including Vice President, International Business Development and Operations and Vice President, Finance and Administration, at At Home Corporation, a broadband internet company. Mr. Redding holds a B.S. in Biology from the University of California at Santa Cruz and an M.B.A. from the University of Santa Clara.

David E. Barrett has served as a Director since December 2005. Since April 2000, Mr. Barrett has served as a General Partner of Polaris Venture Partners, a venture capital and private equity firm. Mr. Barrett holds a B.S. in Management from the University of Rhode Island.

Steven J. Benson has served as a Director since October 2004. Since March 2004, Mr. Benson has served as a General Partner of Prism VentureWorks, a venture capital firm. From September 2001 to March 2004, Mr. Benson served as a Principal of Lazard Technology Partners, a venture capital firm. Mr. Benson holds a B.S in Business Communication from Bentley College.

Kenneth D. Cron has served as a Director since April 2007. From June 2004 to December 2007, Mr. Cron has served as a member of the board of directors of Midway Games Inc., a publicly-traded developer and publisher of interactive entertainment software for the global video game market. Since October 2007, Mr. Cron has served as the president of Structured Portfolio Management, LLC, an investment advising firm. From April 2004 to February 2005, Mr. Cron served as interim Chief Executive Officer of Computer Associates International Inc., a publicly-traded management software company, and was also a director of Computer Associates. From June 2001 to January 2004, Mr. Cron was Chairman and Chief Executive Officer Vivendi Universal Games, Inc., a publisher of online, PC and console-based interactive entertainment. Mr. Cron holds a B.A. in Psychology from the University of Colorado.

Edwin J. Gillis has served as a Director since November 2007. Mr. Gillis has worked as a business consultant since January 2006. From July 2005 to December 2005, Mr. Gillis served as the Senior Vice President of Administration and Integration of Symantec Corporation, a publicly-traded internet security company. From November 2002 to July 2005, Mr. Gillis was Executive Vice President and Chief Financial Officer of Veritas Software Corporation, an internet security company. Mr. Gillis is a former partner at Coopers & Lybrand L.L.P. and a certified public accountant. Mr. Gillis also serves as a director of Teradyne, Inc., a global supplier of automatic test equipment, and BladeLogic, Inc., a provider of data center automation software. Mr. Gillis holds a B.A. from Clark University, an M.A. in International Relations from the University of Southern California and an M.B.A. from Harvard Business School.

Irfan Salim has served as a Director since July 2006.  Since October 2006, Mr. Salim has served as President, Chief Executive Officer and a director of Mark Monitor, Inc., an online corporate identity protection company. From August 2005 to June 2006, Mr. Salim served as President and Chief Executive Officer of Tenebril Inc., an internet security and privacy company. From March 2001 to July 2005, Mr. Salim served as President and Chief Operating Officer of Zone Labs, Inc., an Internet security company. Mr. Salim holds a B.sc. in Aeronautical Engineering from Imperial College, England, and an M.B.A. from Manchester Business School, England.

Board Composition and Election of Directors

Our board of directors currently consists of six members. All of our current directors were elected or appointed as directors in accordance with the terms of an amended and restated voting agreement among LogMeIn and certain of our stockholders. The amended and restated voting agreement will terminate upon the closing of this offering, and there will be no further contractual obligations regarding the election of our directors. There are no family relationships among any of our directors or executive officers.

In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes. Each class shall consist, as nearly as possible, of one-third of the total number of directors constituting our entire board of directors. The members of each class will serve for staggered three year terms. As a result, only one class of our board of directors will be elected each year from and after the closing of this offering. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be and , and their term will expire at the annual meeting of stockholders to be held in 2009;

•	the class II directors will be and , and their term will expire at the annual meeting of stockholders to be held in 2010; and

•	the class III directors will be and , and their term will expire at the annual meeting of stockholders to be held in 2011.

Our certificate of incorporation and our bylaws, which will become effective upon the closing of this offering, provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director Independence

Under Rule 4350 of the Nasdaq Marketplace Rules, independent directors must comprise a majority of a listed company’s board of directors within one year of listing. In addition, Nasdaq Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Nasdaq Marketplace Rule 4200(a)(15), a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In          , our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs.          , representing           of our six directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Nasdaq Marketplace Rule 4200(a)(15). Our board of directors also determined that Messrs.          , who comprise our audit committee, Messrs.          , who comprise our compensation committee, and Messrs.          , who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the Nasdaq Marketplace Rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the closing of this offering.

Audit Committee

The members of our audit committee are Messrs. Barrett, Benson and Gillis. Mr. Gillis chairs the audit committee. Our board of directors has determined that each audit committee member satisfies the requirements for financial literacy under the current requirements of the Nasdaq Marketplace Rules. Mr. Gillis is an “audit committee financial expert,” as defined by SEC rules and satisfies the financial sophistication requirements of The NASDAQ Global Market. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and resolution of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

All audit and non-audit services, other than de minimus non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

The members of our compensation committee are Messrs. Barrett, Benson and Salim. Mr. Benson chairs the compensation committee. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to chief executive officer compensation;

•	determining our chief executive officer’s compensation;

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules; and

•	preparing the compensation committee report required by SEC rules.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Messrs. Cron, Gillis and Salim. Mr. Salim chairs the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each board committee;

•	reviewing and making recommendations to our board of directors with respect to management succession planning;

•	developing and recommending corporate governance principles to our board of directors; and

•	overseeing an annual evaluation of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.logmein.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Since our formation, we have not paid cash compensation to any director for his service as a director. However, we have historically reimbursed our non-employee directors for reasonable travel and other expenses incurred in connection with attending board of director and committee meetings.

Our president and chief executive officer has not received any compensation in connection with his service as a director. The compensation that we pay to our president and chief executive officer is discussed in the “Executive Compensation” section of this prospectus.

The following table sets forth information regarding compensation earned by our non-employee directors during 2007. Mr. Barrett and Mr. Benson have not to date received any options to purchase shares of our common stock in connection with their service on our board of directors.

	Option Awards		Total
Name	($)(1)		($)

David E. Barrett	$—		$—
Steven J. Benson	—		—
Kenneth D. Cron	102,733	(2)	102,733
Edwin J. Gillis	23,400	(3)	23,400
Irfan Salim	17,069	(2)	17,069

(1)	Represents the dollar amount of share-based compensation expense recognized for financial statement reporting purposes pursuant to SFAS 123R during 2007, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of option grants are set forth in Note 11 to our financial statements included elsewhere in this prospectus.

(2)	Represents an option to purchase 150,000 shares of our common stock with an exercise price of $0.50 per share.

(3)	Represents an option to purchase 150,000 shares of our common stock with an exercise price of $3.86 per share.

Executive Compensation

Compensation Discussion and Analysis

Overview

The compensation committee of our board of directors oversees our executive compensation program. In this role, the compensation committee reviews and approves annually all compensation decisions relating to our named executive officers. Our historical executive compensation programs were developed and implemented by our board of directors and compensation committee consistent with practices of other venture-backed, privately-held companies. Prior to this offering, our compensation programs, and the process by which they were developed, were less formal than that typically employed by a public company. During this time, our board of directors and compensation committee generally benchmarked our executive compensation on an informal basis by comparing the compensation of our executives to similarly situated executives and companies in our region and the compensation of executives employed in the portfolio companies of certain of our board members’ venture capital firms. The board of directors and the compensation committee intend to continue to formalize their approach to the development and implementation of our executive compensation programs.

Objectives and Philosophy of Our Executive Compensation Programs

Our compensation committee’s primary objectives with respect to executive compensation are to:

•	attract, retain and motivate talented executives;

•	promote the achievement of key financial and strategic performance measures by linking short- and long-term cash and equity incentives to the achievement of measurable corporate and, in some cases, individual performance goals; and

•	align the incentives of our executives with the creation of value for our stockholders.

To achieve these objectives, the compensation committee evaluates our executive compensation program with the goal of setting compensation at levels the committee believes are competitive with those of other companies in our industry and our region that compete with us for talented executives. In addition, our executive compensation program ties a substantial portion of each executive’s overall compensation to key strategic, financial and operational goals such as our financial and operational performance, the growth of our customer base, new development initiatives and the establishment and maintenance of key strategic relationships. We also provide a portion of our executive compensation in the form of stock options that vest over time, which we believe helps to retain our executives and aligns their interests with those of our stockholders by allowing them to participate in the longer term success of our company as reflected in stock price appreciation.

We compete with many other companies for executive personnel. Accordingly, the compensation committee generally targets overall compensation for executives to be competitive with that of similarly situated executives of similarly situated companies in our region, and the compensation of executives employed in the portfolio companies of certain of our board members’ venture capital firms. Variations to this targeted compensation may occur depending on the experience level of the individual and market factors, such as the demand for executives with similar skills and experience.

Formalization of Our Executive Compensation Program

In connection with this offering, our board of directors and the compensation committee have begun to formalize and intend to continue to formalize their approach to the development of our executive compensation programs. The process is being formalized for three primary reasons. First, our size and the growth and sophistication of our executive team requires that the board of directors become more rigorous in its review of executive compensation. Second, as we grow, the compensation of the executives employed in the portfolio companies of some of our board members’ venture capital firms become less meaningful for benchmarking purposes because many of the companies are smaller than us and in earlier stages of development. Finally, our board of directors recognized that if we intend to conduct a public offering, our executive compensation programs need to meet the standards typically associated with the compensation programs of public companies. We have not retained any compensation consultant to review our policies and procedures relating to executive compensation. In the future, our compensation committee may engage a compensation consulting firm to provide advice and resources.

Components of Our Executive Compensation Program

The primary elements of our executive compensation program are:

•	base salary;

•	cash incentive bonuses;

•	equity incentive awards;

•	change of control benefits; and

•	insurance, retirement and other employee benefits and compensation.

We have not had any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, our compensation committee has established these allocations for each executive officer on an annual basis. Our compensation committee establishes cash compensation targets based primarily upon informal benchmarking data, such as comparing the compensation of our executives to companies in the on-demand software industry, similarly situated companies in our region and the compensation of executives employed in the portfolio companies of certain of our board members’ venture capital firms, as well as the performance of our company as a whole and of the individual executive and executive team as a whole. Our compensation committee establishes non-cash compensation based upon this informal benchmarking data, the performance of our company as a whole and of the individual executive and executive team as a whole, the executives’ equity ownership percentage and the amount of their equity ownership that is vested equity. In the future, we expect that our compensation committee will continue to use informal benchmarking data for cash compensation, as well as provide the executives with annual or semi-annual equity grants. We believe that the long-term performance of our business is improved through the grant of stock-based awards so that the interests of our executives are aligned with the creation of value for our stockholders.

Our compensation committee has not yet established base salaries for our named executive officers for 2008. In establishing 2008 base salaries, we anticipate that our compensation committee will review a number of factors, including our company’s overall performance against its stated goals, including growth in sales and revenue, proximity and likelihood of a public offering, and each named executive’s position and functional role, seniority, the relative ease or difficulty of replacing the individual with a well-qualified person and the number of well-qualified candidates to assume the individual’s role, job performance and overall level of responsibility and the informal benchmarking data and information discussed above.

Base Salaries.  Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executive officers. Base salaries for our executives are typically established in an offer letter to the executive at the outset of employment, which is the case with Messrs. Simon, Anka, Kelliher, Harrison and Redding. None of our executives is currently party to an employment agreement that provides for automatic or scheduled increases in base salary. However, from time to time in the discretion of our compensation committee, and consistent with our incentive compensation program objectives, base salaries for our executives, together with other components of compensation, are evaluated for adjustment.

Base salaries are reviewed at least annually by our compensation committee, and are adjusted from time to time to realign salaries with market trends and levels after taking into account our company’s overall performance and the individual’s responsibilities, past performance and experience.

In establishing base salaries for our named executive officers for 2006, our compensation committee reviewed a number of factors, including our company’s overall performance against its stated goals, including growth in sales and revenue growth, and each named executive’s position and functional role, seniority, the relative ease or difficulty of replacing the individual with a well-qualified person and the number of well-qualified candidates to assume the individual’s role, job performance and overall level of responsibility and the informal benchmarking data and information discussed above. Our compensation committee determined that Messrs. Simon, Anka and Redding had performed well in growing our company and developing its strategy. However, as we were not yet cash flow positive, the compensation committee decided to hold base salaries constant and increase incentive bonuses. Mr. Kelliher was hired in 2006, and our compensation committee determined that considering Mr. Kelliher’s position and functional role, seniority, the number of other well-qualified candidates and the overall level of responsibility associated with the position, that an annual base salary of $160,000 was appropriate. Our compensation committee determined that Mr. Harrison had performed well, building his organization and increasing sales to meet or exceed internal benchmarks. Our compensation committee increased Mr. Harrison’s annual base salary to $110,000, a 10% increase over 2005.

In establishing base salaries for our named executive officers for 2007, our compensation committee reviewed a number of factors, including our company’s overall performance against its stated goals, including growth in sales and revenue, and each named executive’s position and functional role, seniority, the relative ease or difficulty of replacing the individual with a well-qualified person and the number of well-qualified candidates to assume the individual’s role, job performance and overall level of responsibility and the informal benchmarking data and information discussed above. Our compensation committee determined that Mr. Simon had performed well as he continued to oversee the expansion of our market leadership position. Our compensation committee determined to increase Mr. Simon’s annual base salary to $165,000, an increase of 10% over 2006. Our compensation committee determined that Mr. Anka performed well as he continued to lead the technical team in the creation of new services while adding significant functionality to our current services. Our compensation committee determined to increase Mr. Anka’s annual base salary to $165,000, an increase of 10% over 2006. Our compensation committee determined that Mr. Kelliher had performed well, building his organization and helping to prepare us, from a systems and processes perspective, for growth and a possible future initial public offering. Our compensation committee increased Mr. Kelliher’s annual base salary to $165,000, an increase of 4% over 2006. Our compensation committee determined that Mr. Harrison had performed well, building his organization and increasing sales to meet or exceed internal benchmarks. Our compensation committee increased Mr. Harrison’s annual base salary to $130,000, an increase of 19% over 2006. Our compensation committee determined that Mr. Redding had performed well, establishing new strategic partnerships and maintaining our current strategic partnerships. Our compensation committee increased Mr. Redding’s annual base salary to $151,000, an increase of 5% over 2006.

Cash Incentive Bonuses.  We have instituted an annual discretionary cash incentive bonus plan for our executives. The annual cash incentive bonuses are intended to compensate for the achievement of company strategic, operational and financial goals and/or individual performance objectives. Amounts payable under the annual cash incentive bonus plan are discretionary and typically calculated as a percentage of the applicable executive’s base salary, with higher ranked executives typically being compensated at a higher percentage of base salary. Individual objectives are tied to the particular area of expertise of the employee and their performance in attaining those objectives relative to external forces, internal resources utilized and overall individual effort. The compensation committee works with our chief executive officer to develop and approve the performance goals for each executive and the company as a whole.

In February 2006, our compensation committee approved the 2006 target bonus awards for Messrs. Simon and Anka. These target bonus awards are in two levels. The level one target bonus awards, as a percentage of 2006 base salary, are 10%. The level two target bonus awards, as a percentage of 2006 base salary, are 15% and are in addition to any amounts received as a level one bonus. The level one and level two bonus awards were based on our achieving a board-specified level of sales orders for calendar year 2006. As described above, the compensation committee determined the target total cash compensation of each officer based on our strategic, operational and financial goals and objectives.

In January 2007, our board of directors determined that we had achieved both the level one and level two target bonus amounts for 2006. The 2006 target bonus awards, as a percentage of 2006 base salary, for Messrs. Simon, Anka and Kelliher were 25%, 25% and 25% respectively. These awards were based on our achieving the level one and level two target bonus amounts for calendar year 2006 and were accrued for by us in 2006 and paid in 2007.

The compensation committee determined it was more appropriate to tie the bonus of Mr. Redding, our Vice President, Mobile, to his specific revenue-generating efforts rather than to the company-wide financial objectives often used to determine bonuses for our other executives. Specifically, Mr. Redding’s 2006 bonus was based upon the achievement of milestones where we received revenue in excess of $300,000 from distribution deals closed by Mr. Redding. Mr. Redding’s 2006 bonus of $25,000 was paid to Mr. Redding in 2006.

The compensation committee determined it was more appropriate to tie the bonus of Mr. Harrison, our Vice President, Sales, to his specific revenue-generating efforts rather than to the company-wide financial objectives often used to determine bonuses for our other executives. Accordingly, Mr. Harrison is paid a quarterly sales commission bonus. Specifically, $25,000 per 2006 fiscal quarter if total sales were in excess of a board specified level in each quarter In 2006, we paid sales commissions totaling $100,000 to Mr. Harrison.

In December 2006, our compensation committee approved the 2007 target bonus awards for Messrs. Simon, Anka and Kelliher. These target bonus awards are in two levels. The level one target bonus awards, as a percentage of 2007 base salary, are 12%, 12%, and 10%, respectively. The level two target bonus awards, as a percentage of 2007 base salary, are 24%, 24%, and 14%, respectively, and are in addition to any amounts received as a level one bonus. The level one and level two bonus awards are based on our achieving a board specified level of sales for calendar year 2007. As described above, the compensation committee determined the target total cash compensation of each officer based on our strategic, operational and financial goals and objectives.

The compensation committee determined it was more appropriate to tie the bonus of Mr. Redding, our Vice President, Mobile, to his specific revenue-generating efforts rather than to the company-wide financial objectives often used to determine bonuses for our other executives. Accordingly, Mr. Redding is entitled to receive bonuses in the amount of a percentage of sales generated from certain deals our board of directors consider strategic in nature. As of December 31, 2007, Mr. Redding had received bonuses in the aggregate amount of $91,000.

The compensation committee determined it was more appropriate to tie the bonus of Mr. Harrison, our Vice President, Sales, to his specific revenue-generating efforts rather than to the company-wide financial objectives often used to determine bonuses for our other executives. Accordingly, Mr. Harrison is paid a quarterly sales commission bonus equal to a percentage of sales generated. In 2007, Mr. Harrison was entitled to receive a bonus of $12,500 to $25,000 per 2007 fiscal quarter if total sales exceed board specified levels in each such quarter. As of December 31, 2007, Mr. Harrison received bonuses of $25,000, $25,000 and $23,750 respectively.

Our board of directors has not yet determined if we have achieved either of the level one or level two target bonus amounts for 2007 or bonus amounts payable to Messrs. Redding and Harrison for the fourth quarter of 2007. In addition, our compensation committee has not yet approved the 2008 target bonus awards for any of our named executive officers. In establishing 2008 target bonus awards, we anticipate the our compensation committee will determine target bonus awards based on our strategic, operational and financial goals and objectives. We also anticipate that our compensation committee will continue to tie the bonuses of Mr. Redding and Mr. Harrison to their specific revenue-generating efforts rather than to the company-wide financial objectives.

Equity Incentive Awards.  Our equity award program is the primary vehicle for offering long-term incentives to our executives. Prior to this offering, our employees, including our executives, were eligible to participate in our 2004 equity incentive plan and 2007 stock incentive plan. Following the completion of this offering, we will continue to grant our employees, including our executives, stock-based awards pursuant to the 2008 stock incentive plan, which will become effective upon the completion of this offering. Under the 2008 stock incentive plan, our employees, including our executives, will be eligible to receive grants of stock options, restricted stock awards and other stock-based equity awards at the discretion of our compensation committee.

Although we do not have any formal equity ownership guidelines for our executives, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe the vesting feature of our equity grants furthers our goal of executive retention because this feature provides an incentive to our executives to remain in our employment during the vesting period. In determining the size of equity grants to our executives, our compensation committee considers comparative share ownership of executives in our compensation peer group, our company-level performance, the applicable executive’s performance, the amount of equity previously awarded to the executive, the vesting of such awards and the recommendations of management.

We typically make an initial equity award of stock options or restricted stock to new executives in connection with the start of their employment and future equity grants as part of our overall compensation program. Grants of equity awards, including those to executives, are all approved by our board of directors or our compensation committee. Historically, the equity awards we have granted to our executives have vested as to 25% of such awards at the end of each year for a period of four years after grant. This vesting schedule is consistent with the vesting of stock options granted to other employees. In addition, certain of our named executive officers and other executives have received option grants that vest upon the achievement of certain personal and/or company milestones. Vesting and exercise rights cease shortly after termination of employment except in the case of death or disability. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents.

In July 2006, we granted Mr. Kelliher an option to purchase 430,000 shares of common stock, with an exercise price of $0.50 per share. This grant was made to Mr. Kelliher in connection with his initial hire.

In January 2007 and November 2007, following the recommendation of our compensation committee, our board of directors approved new equity awards to reestablish or provide additional incentives to retain employees, including executives who had been with us for a significant time. In determining the equity awards for each of these executives, our board of directors took into account our overall performance as a company, the applicable executive’s overall performance and contribution to our overall performance as a company, the size of awards granted to other executives and senior employees, the size of the available option pool and the recommendations of management. In January 2007, our board of directors determined that our overall company performance had been strong in 2006 and that Messrs. Simon, Anka and Harrison had performed well and contributed to our overall performance as a company. In making these grants, our board of directors also considered the portion of the prior equity grants that had not yet vested, and their value as a retention tool. In the case of Messrs. Simon, Anka and Harrison, a large portion of their prior option grants had already vested. As a result, in January 2007, our board of directors granted options to Messrs. Simon, Anka and Harrison to purchase 225,000, 225,000 and 50,000 shares, respectively. The exercise price of these options is $0.50 per share. The options to purchase 225,000 granted to Messrs. Simon and Anka are performance-based with vesting triggered upon the successful completion of a public offering or other liquidation event at predefined values of the company. In November 2007, our board of directors determined that our overall company performance had been strong in 2007 and that Messrs. Simon, Anka, Kelliher and Harrison had performed well and contributed to our overall performance as a company. In making these grants, our board of directors also considered the need to retain these individuals in the event we become a public company, the portion of the prior equity grants that had not yet vested, and their value as a retention tool. In the case of Messrs. Simon, Anka, Kelliher and Harrison, a large portion of their prior options grants had already vested, and the board determined that there is a need to retain these individuals in the event we become a public company. As a result, in November 2007, our board of directors granted options to Mr. Simon, Mr. Anka, Mr. Kelliher and Mr. Harrison to purchase 400,000, 100,000, 100,000 and 100,000 shares, respectively. The exercise price of these options is $3.86 per share, which was the fair market value of our common stock on the date of grant.

In August 2007, we granted Mr. Redding an option to purchase 50,000 shares of our common stock, with an exercise price of $3.71 per share.

Other than the grants described above, our board of directors made no other option grants to our named executive officers in 2006 or 2007. At the discretion of our compensation committee, we intend to review on an annual basis new equity awards for certain of our employees and executives. In determining these awards, the compensation committee will consider a number of factors, including our overall performance as a company, the applicable executive’s overall performance and contribution to our overall performance as a company, the size of awards granted to other executives and senior employees, the size of the available option pool and the recommendations of management.

We do not currently have a program, plan or practice of selecting grant dates for equity compensation to our executive officers in coordination with the release of material non-public information. Equity award grants are made from time to time in the discretion of our board of directors or compensation committee consistent with our incentive compensation program objectives. It is anticipated that following the completion of this offering, our board of directors will consider implementing a grant date policy for our executive officers. We do not have any equity ownership guidelines for our executives.

Change of Control Benefits.  Pursuant to employment offer letters and our stock incentive plans, our executives are entitled to specified benefits in the event of the termination of their employment under specified circumstances, including termination following a change of control of our company. We have provided more detailed information about these benefits, along with estimates of their value under various circumstances, in the “Potential Payments Upon Termination or Change of Control” section of this prospectus.

Fifty percent of all unvested awards automatically accelerate and vest in full in the event of a change of control. In addition, we have provided certain executives, including Messrs. Simon, Anka and Kelliher, with full acceleration and vesting of all awards in the case of change-of-control and a termination of the employment of the executive, other than for cause, in connection with such change of control, sometimes called a “double trigger”. Accordingly, these extra benefits are paid only if the employment of the executive is terminated during a specified period after the change of control. We believe this “double trigger” benefit improves stockholder value because it prevents an unintended windfall to executives in the event of a friendly change of control, while still providing them appropriate incentives to cooperate in negotiating any change of control in which they believe they may lose their jobs.

We believe providing these benefits helps us compete for executive talent. After reviewing the practices of companies represented in the compensation peer group, we believe that our change of control benefits are generally in line with severance packages offered to executives by the companies in the peer group.

Insurance, retirement and other employee benefits and compensation.  We offer benefits that are provided to all employees, including health and dental insurance, life and disability insurance, a 401(k) plan, an employee assistance program, maternity and paternity leave plans and standard company holidays to our U.S. employees. Our executive officers are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our president and chief executive officer, our chief financial officer and each of our three other most highly compensated executive officers during 2007. We refer to these executive officers as our “named executive officers” elsewhere in this prospectus.

			Non-Equity
		Option	Incentive Plan	All Other
	Salary	Awards	Compensation	Compensation		Total
Name and Principal Position	($)	($)(1)	($)(2)	($)(3)		($)

Michael K. Simon President and Chief Executive Officer	$165,000	$32,416		$11,887		$209,303
James F. Kelliher Chief Financial Officer	165,000	33,517		11,887		210,404
Kevin K. Harrison Senior VP, Sales and Marketing	130,000	19,011	73,750	11,921		234,682
Richard B. Redding Vice President and General Manager, Mobile	151,000	13,765	91,000	11,863		267,628
Marton B. Anka Chief Technology Officer	165,000	8,104		2,029	(4)	175,133

(1)	Valuation of these options is based on the dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to SFAS 123R with respect to 2007, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of option grants are set forth in Note 11 to our financial statements included elsewhere in this prospectus. The individual awards reflected in this summary compensation table are further summarized below under “Grants of Plan-Based Awards in 2007.”

(2)	Consists of cash bonuses paid under our annual discretionary cash incentive bonus program for 2007. See the “Executive Compensation-Compensation Discussion and Analysis-Components of our Executive Compensation-Cash Incentive Bonuses” section of this prospectus for a description of this program. With respect to Messrs. Harrison and Redding, amounts reflect bonuses earned, awarded and paid through September 30, 2007. Bonuses under the cash incentive bonus plan for the fourth quarter of 2007, with respect to Messrs. Harrison and Redding, and for 2007, with respect to our other named executive officers, have not been determined.

(3)	Amounts consist of medical, life insurance and disability insurance premiums paid by us on behalf of the named executive officer.

(4)	Mr. Anka was not a U.S. employee until September 2007, and we did not pay medical or other insurance premiums for Mr. Anka until that time. Prior to September 2007, Mr. Anka was employed by our Hungarian subsidiary.

Grants of Plan-Based Awards in 2007

The following table sets forth information for 2007 regarding grants of compensation in the form of plan-based awards made during 2007 to our named executive officers.

					All Other			Grant
					Option		Exercise or	Date
		Estimated Future Payouts			Awards: Number of		Base Price	Fair Value
		Under Non-Equity Incentive			Securities		of Option	of Stock and
		Plan Awards			Underlying		Awards	Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Options (#)		($/Sh)(1)	Awards(2)

Michael K. Simon	1/24/2007				112,500	(3)	$0.50	$84,600

	1/24/2007				112,500	(3)	0.50	54,600

	11/21/2007				400,000	(4)	3.86	1,193,200

James F. Kelliher	11/21/2007				100,000	(4)	3.86	295,800

Kevin K. Harrison	1/24/2007				50,000	(4)	0.50	46,700

	11/21/2007				100,000	(4)	3.86	295,800

Richard B. Redding	8/3/2007				50,000	(4)	3.71	133,100

Marton B. Anka	1/24/2007				112,500	(3)	0.50	84,600

	1/24/2007				112,500	(3)	0.50	84,600

	11/21/2007				100,000	(4)	3.86	295,800

(1)	For a discussion of our methodology for determining the fair value of our common stock, see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” section of this prospectus.

(2)	Valuation of these options is based on the aggregate dollar amount of share-based compensation recognized for financial statement reporting purposes computed in accordance with SFAS 123R over the term of these options, excluding the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of stock and option awards are set forth in Note 11 to our financial statements included elsewhere in this prospectus.

(3)	The shares subject to this option fully vest in the event of an initial public offering of our common stock or the acquisition of our company above certain aggregate values.

(4)	The shares subject to this option vest annually over a four year period, subject to acceleration of vesting in the event of a change of control of our company as further described in the “Management — Employment Agreement” and “Management — Potential Payments Upon Termination or Change of Control” sections of this prospectus.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards held as of December 31, 2007 by our named executive officers.

					Equity Incentive
					Plan Awards:
	Number of		Number of		Number of
	Securities		Securities		Securities
	Underlying		Underlying		Underlying
	Unexercised		Unexercised		Unexercised			Option
	Options (#)		Options (#)		Unearned		Option Exercise	Expiration
Name	Exercisable		Unexercisable		Options (#)		Price ($)	Date

Michael K. Simon	412,500	(1)	137,500		—		$0.50	12/9/2014
	—		—		112,500	(2)	0.50	1/24/2017
	—		—		112,500	(2)	0.50	1/24/2017
	—		400,000	(3)	—		3.86	11/21/2017
James F. Kelliher	107,500	(4)	322,500		—		0.50	7/20/2016
	—		100,000	(3)	—		3.86	11/21/2017
Kevin K. Harrison	—		325,000	(5)	—		0.50	1/3/2015
	25,000	(6)	50,000		—		0.50	11/1/2015
	—		50,000	(7)	—		0.50	1/24/2017
	—		100,000	(3)	—		3.86	11/21/2017
Richard B. Redding	125,000		125,000	(8)	—		0.50	6/20/2015
	—		50,000	(9)	—		3.71	8/3/2017
Marton B. Anka	412,500	(1)	137,500		—		0.50	12/9/2014
	—		—		112,500	(2)	0.50	1/24/2017
	—		—		112,500	(2)	0.50	1/24/2017
	—		100,000	(3)	—		3.86	11/21/2017

(1)	This option was granted on 12/9/2004. Vesting commenced on the achievement of certain performance objectives, all of which have been achieved. The option vests as 25% of the shares on each of October 15, 2005, October 15, 2006, October 15, 2007 and October 15, 2008.

(2)	This option was granted on 1/24/2007. The shares subject to this option fully vest in the event of an initial public offering of our common stock or the acquisition of our company above a certain aggregate value.

(3)	This option was granted on 11/21/2007. The option vests as to 25% of the shares on each anniversary of the 11/9/2007.

(4)	This option was granted on 7/20/2006. The option vests as to 25% of the shares on each anniversary of the 7/20/06.

(5)	This option was granted on 1/3/2005. The option vests as to 25% of the shares on each anniversary of the 1/3/2005.

(6)	This option was granted on 11/1/2005. The option vests as to 25% of the shares on each anniversary of the 11/1/2005.

(7)	This option was granted on 1/24/2007. The option vests as to 25% of the shares on each anniversary of the 1/24/2007.

(8)	This option was granted on 6/20/2005. The option vests as to 25% of the shares on each anniversary of the 6/20/2005.

(9)	This option was granted on 8/3/2007. The option vests as to 25% of the shares on each anniversary of 6/27/2007.

Option Exercises and Stock Vested

 The following table sets forth information for 2007 regarding the number of our shares acquired on exercise of stock options by our named executive officers during 2007.

Number of Shares
	Acquired on Exercise of		Value Realized on
Name	Stock Options(#)		Exercise($)

Michael K. Simon	—		—
James F. Kelliher	—		—
Kevin K. Harrison	350,000	(1)	$609,000
Richard B. Redding	—		—
Marton B. Anka	—		—

(1)	Mr. Harrison exercised these options, which were granted under two separate option grants, on June 12, 2007. At that time, there was no public market for our common stock. The value realized has been calculated by taking the fair value of our common stock on April 27, 2007, or $2.24 per share, less the per share exercise price multiplied by the number of stock options exercised.

Employment Agreements

We do not have formal employment agreements with any of our named executive officers. The initial compensation of each named executive officer was set forth in an offer letter that we executed with him at the time his employment with us commenced. Each offer letter provides that the named executive officer’s employment is at will. Each named executive officer’s offer letter and each of their option award agreements provide for acceleration of vesting of 50% of the unvested portion of the executive’s stock options in the event of a change of control of LogMeIn. Additionally, our agreements with Messrs. Simon, Anka and Kelliher provide for full acceleration of vesting of certain of their option awards if their employment is terminated other than for cause within the 12-month period after a change in control. Also, certain of Mr. Harrison’s option awards provide for full acceleration in the event we terminate his employment other than for cause. These acceleration provisions and the applicable definitions of “cause” and “change of control” are summarized in the “Potential Payments Upon Termination or Change of Control” section of this prospectus.

Our offer letter with Mr. Redding provides that he is entitled to a severance payment equal to six months base salary if we terminate his employment without cause following an acquisition of the company. For purposes of the letter, change of control of the company means, in summary: the sale of all or substantially all of our assets, the acquisition by a person or group of more than 50% of the voting power of LogMeIn or the merger or consolidation of LogMeIn with another company that is neither our subsidiary or an affiliate of ours, and cause means, in summary: Mr. Redding’s insubordination or disregard of directives of our board of directors or chief executive officer, his willful engagement in an act constituting a breach of his duty of loyalty to LogMeIn or an act of dishonesty which significantly injures LogMeIn, the engagement in misconduct injurious to LogMeIn, conviction of a crime of moral turpitude or a felony or chronic alcoholism or drug abuse.

As a condition to their employment, our named executive officers entered into non-competition, non-solicitation agreements and proprietary information and inventions assignment agreements. Under these agreements, each named executive officer has agreed (i) not to compete with us or to solicit our employees during his employment and for a period of 12 months after the termination of his employment and (ii) to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of his employment.

Potential Payments Upon Termination or Change of Control

The option agreements with each of our named executive officers under our 2004 stock incentive plan provide that, in the event of a change of control, 50% of their then unvested options vest. In addition, if the employment of Messrs. Simon, Anka or Kelliher is terminated by us or an acquiring entity within 12 months after a change of control of LogMeIn, certain of their remaining unvested options will vest. For these purposes, “change of control” generally means the consummation of the following: (a) the sale, transfer or other disposition of substantially all of our assets to a third party, (b) a merger or consolidation of our company with a third party, or (c) a transfer of more than 50% of the outstanding voting equity of our company to a third party (other than in a financing transaction involving the additional issuance of our securities).

In January 2007, our board of directors granted an option to each of Messrs. Simon and Anka for the purchase of 225,000 shares of our common stock. The exercise price of these options is $0.50 per share. These options are performance-based, with vesting triggered upon the successful completion of an initial public offering or other liquidation event at predefined values of the company.

Additionally, as discussed above, we have agreed to make certain cash severance payments to Mr. Redding in the event we terminate his employment without cause following a change of control.

The table below sets forth the benefits potentially payable to each named executive officer in the event of a change of control of our company where the named executive officer’s employment is terminated without cause within 12 months after the change of control. These amounts are calculated on the assumption that the employment termination and change of control event both took place on December 31, 2007.

			Value of Additional
	Severance		Vested Option
Name	Payments ($)		Awards ($)(1)		Total Benefits

Michael K. Simon	$—		$1,071,000	(2)	$1,071,000
James F. Kelliher	—		1,083,600	(3)	1,083,600
Kevin K. Harrison	—		714,000	(4)	714,000
Richard B. Redding	75,500	(5)	213,750	(6)	289,250
Marton B. Anka	—		1,071,000	(7)	1,071,000

(1)	This amount is equal to (a) the number of option shares that would vest as a direct result of the change of control and employment termination without cause, assuming a December 31, 2007 change of control and employment termination, multiplied by (b) the excess of $3.86, which represents our board of directors’ determination of the fair market value of our common stock as of December 31, 2007, over the exercise price of the option.

(2)	Consists of option acceleration with respect to an additional 518,750 shares, of which 318,750 shares have an exercise price of $0.50 per share and 200,000 shares have an exercise price of $3.86 per share. Certain of Mr. Simon’s options vest and become exercisable in the event of a change of control at specified valuations of our company, and we have assumed the change of control satisfies such valuation criteria.

(3)	Consists of option acceleration with respect to an additional 372,500 shares, of which 322,500 shares have an exercise price of $0.50 per share and 50,000 shares have an exercise price of $3.86 per share.

(4)	Consists of option acceleration with respect to an additional 262,500 shares, of which 212,500 shares have an exercise price of $0.50 per share and 50,000 shares have an exercise price of $3.86 per share.

(5)	This amount is equal to six months of Mr. Redding’s annual base salary as of December 31, 2007.

(6)	Consists of option acceleration with respect to an additional 87,500 shares, of which 62,500 shares have an exercise price of $0.50 per share and 25,000 shares have an exercise price of $3.71 per share.

(7)	Consists of option acceleration with respect to an additional 368,750 shares, of which 318,750 shares have an exercise price of $0.50 per share and 50,000 shares have an exercise price of $3.86 per share. Certain of Mr. Anka’s options vest and become exercisable in the event of a change of control at specified valuations of our company, and we have assumed the change of control satisfies such valuation criteria.

Stock Option and Other Compensation Plans

2004 Equity Incentive Plan

Our 2004 equity incentive plan, as amended, which we refer to as the 2004 Plan, was adopted by our board of directors in September 2004 and approved by our stockholders in October 2004. A maximum of 5,569,875 shares of common stock were authorized for issuance under the 2004 Plan.

The 2004 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, consultants and directors, and those of any subsidiaries, are eligible to receive awards under the 2004 Plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 2004 Plan, our board of directors administers the 2004 Plan and, subject to any limitations in the 2004 Plan, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

Pursuant to the terms of the 2004 Plan, in the event of a liquidation or dissolution of our company, each outstanding option under the 2004 Plan will terminate, but the holders shall have the right, assuming the holder still maintains a permissible relationship with us, immediately prior to such dissolution or liquidation, to exercise the option to the extent exercisable on the date of such dissolution or liquidation.

In the event of a merger or other reorganization event, our board of directors shall have the discretion to provide for any or all of the following: (a) the acceleration of vesting or the termination of our repurchase rights of any or all of the outstanding awards, (b) the assumption or substitution of all options by the acquitting or succeeding entity or (c) the termination of all options that remain outstanding at the time of the merger or other reorganization event.

After the effective date of the 2007 stock incentive plan described below, we granted no further stock options or other awards under the 2004 Plan; however, any shares of common stock reserved for issuance under the 2004 Plan that remain available for issuance and any shares of common stock subject to awards under the 2004 Plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued shall be rolled into the 2007 stock incentive plan up to a specified number of shares.

2007 Stock Incentive Plan

Our 2007 stock incentive plan, as amended, which we refer to as the 2007 Plan, was adopted by our board of directors and approved by our stockholders in January 2007. A maximum of 4,063,707 shares of common stock, plus such additional number of shares of common stock, up to a maximum of 4,361,875 shares, as is equal to the number of shares of common stock subject to awards granted under the 2004 Plan which expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased by us, are authorized for issuance under the 2007 Plan.

The 2007 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, consultants, advisors and directors, and those of any subsidiaries, are eligible to receive awards under the 2007 Plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 2007 Plan, our board of directors administers the 2007 Plan and, subject to any limitations in the 2007 Plan, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

Pursuant to the terms of the 2007 Plan, in the event of a reorganization event, our board of directors shall have the discretion to provide for any or all of the following: (a) the acceleration of vesting or the termination of our repurchase rights of any or all of the outstanding awards, (b) the assumption or substitution of all awards by the acquitting or succeeding entity, (c) the termination of all awards that remain outstanding at the time of the merger or other reorganization event, or (d) the payment of cash for the surrender of the awards.

As of December 31, 2007, there were options to purchase an aggregate of 7,615,000 shares of common stock outstanding under the 2004 and 2007 Plans at a weighted average exercise price of $1.23 per share, and an aggregate of 1,208,000 shares of common stock issued upon the exercise of options granted under the 2004 and 2007 Plans, and no shares of common stock originally issued as restricted stock awards under the 2004 and 2007 Plans. As of December 31, 2007, there were 810,582 shares of common stock reserved for future issuance under the 2004 and 2007 Plans. After the effective date of the 2008 stock incentive plan described below, we will grant no further stock options or other awards under the 2007 Plan; however, any shares of common stock reserved for issuance under the 2007 Plan that remain available for issuance and any shares of common stock subject to awards under the 2007 Plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued shall be rolled into the 2008 stock incentive plan up to a specified number of shares.

2008 Stock Incentive Plan

Our 2008 stock incentive plan, or 2008 Plan, which will become effective upon the closing of this offering, was adopted by our board of directors on          , 2008 and approved by our stockholders on          , 2008. The 2008 Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards. Upon effectiveness of the plan, the number of shares of our common stock that will be reserved for issuance under the 2008 Plan will be the sum of           shares plus the number of shares of our common stock then available for issuance under 2007 Plan and the number of shares of our common stock subject to awards granted under the 2004 Plan and 2007 Plan which expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right, up to a maximum of           shares.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2008 Plan; however, incentive stock options may only be granted to our employees. The maximum number of shares of our common stock with respect to which awards may be granted to any participant under the plan is      per calendar year.

In accordance with the terms of the 2008 Plan, our board of directors has authorized our compensation committee to administer the 2008 Plan. Pursuant to the terms of the 2008 Plan, our compensation committee will select the recipients of awards and determine:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of the options; and

•	the number of shares of our common stock subject to any restricted stock or other stock based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

If our board of directors delegates authority to an executive officer to grant awards under the 2008 Plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to our 2008 Plan, as to some or all outstanding awards:

•	provide that all outstanding awards shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a reorganization event pursuant to which holders of shares of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which shares of our common stock are converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

No award may be granted under the 2008 Plan on or after          , 2018. Our board of directors may amend, suspend or terminate the 2008 Plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are fully vested at all times. The 401(k) plan allows for matching contributions to be made by us. To date, we have not matched any employee contributions. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Limitation of Liability and Indemnification

Certificate of Incorporation and Bylaws

As permitted by Delaware law, provisions in our certificate of incorporation and bylaws, both of which will become effective upon the closing of this offering, will limit or eliminate the personal liability of our directors. Our certificate of incorporation and bylaws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our certificate of incorporation and bylaws that will become effective upon the closing of this offering also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by the board of directors; and

•	we will advance expenses to our directors and executive officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

The indemnification provisions contained in our certificate of incorporation and bylaws that will become effective upon the closing of this offering are not exclusive.

Indemnification Agreements

We have entered into indemnification agreements with Messrs. Simon, Barrett and Benson. Under these indemnification agreements, we agree to indemnify these directors to the fullest extent permitted by law and public policy for claims arising in their capacity as a director, officer or employee of LogMeIn. Each of these directors is entitled to indemnification only to the extent he acted in good faith and in the best interests of our company, his actions did not involve gross negligence or willful misconduct and, with respect to any criminal proceeding, he had no reasonable basis to believe that his conduct was unlawful. Subject to the applicable provisions of the Delaware General Corporation Law, we will reimburse Messrs. Simon, Barrett and Benson for expenses covered by the indemnification agreement within 20 days of the director’s request for such payment.

Prior to the closing of this offering we intend to enter into indemnification agreements with each of our other directors and executive officers and to amend the indemnification agreements with Messrs. Simon, Barrett and Benson, to the extent such amendments are required. Each additional indemnification agreement will provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable basis to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Rule 10b5-1 Sales Plan

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2004, we have engaged in the following transactions with our directors, executive officers, promoters and holders of more than 5% of our voting securities, and affiliates or immediately family members of our directors, executive officers, promoters and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Founders

We consider our founders, Mr. Simon and Mr. Anka, to be our promoters as they took initiative and were responsible for the initial formation of our company. Mr. Simon, our president and chief executive officer, was issued 2,940,000 shares of our common stock in consideration for his contributions to the formation of our company.

Mr. Anka and 3am Laboratories BT, an entity owned and controlled by Mr. Anka, originally owned certain intellectual property assets we use in our business. In connection with our formation, on April 1, 2003, Mr. Anka and 3am Laboratories BT contributed all of their rights and title to the intellectual property assets owned by them, including the rights and title to intellectual property relating to RemotelyAnywhere, to 3am Labs Limited, our predecessor in interest. Additionally, on April 1, 2003, we paid Mr. Anka $536,000 in consideration for the assigned assets and issued Mr. Anka 2,940,000 shares of our common stock in consideration for his contributions to the formation of our company. Due to the related party nature of the transaction, the intellectual property was recorded at Mr. Anka’s basis, or $0, and the consideration was recorded in a manner similar to a deemed dividend.

The securities owned by Messrs. Simon and Anka are detailed in the “Certain Relationships and Related Transactions — Stock Issuances” and “Principal Stockholders” sections of this prospectus. The compensation we pay to Messrs. Simon and Anka in connection with their employment with us is discussed in the “Executive Compensation” section of this prospectus.

Stock Issuances and Related Matters

In October 2004, we issued 9,967,217 shares of series A redeemable convertible preferred stock at a price of $0.5795 per share for cash proceeds of approximately $5,776,003 before issuance costs of $759,549. Additionally, outstanding promissory notes and accrued interest of $3,235,191 were converted into 5,582,728 shares of series A redeemable convertible preferred stock, and 1,708,000 shares of common stock were converted into 1,414,738 shares of series A redeemable convertible preferred stock. We also issued 45,730 shares of series A redeemable convertible preferred stock in exchange for certain services to an employee and recorded the fair value of the shares issued of $26,500 as compensation expense during the year ended December 31, 2004. Upon the closing of this offering, these shares will automatically convert into 17,010,413 shares of common stock. The table below sets forth the number of shares of our series A redeemable convertible preferred stock sold to our directors, executive officers, and 5% stockholders and their affiliates in connection with our Series A redeemable convertible preferred stock financing:

	Shares of Series A	Aggregate
	Redeemable	Purchase Price
	Convertible	(or Cash Value of
Name	Preferred Stock	Other Consideration)

Michael K. Simon	260,453	$150,931
Marton B. Anka	86,282	50,000
Prism Venture Partners IV, L.P.(1)	6,902,503	4,000,000
Technologieholding Central and Eastern European Funds(2)	5,539,358	3,210,058
Integral Capital Partners VI, L.P.	2,588,439	1,500,000

Total	15,377,035	$8,910,989

(1)	Steven J. Benson, a member of our board of directors, is a managing member of Prism Venture Partners IV, L.L.C., the general partner of Prism Investment Partners IV, L.P., the general partner of Prism Venture Partners IV, L.P.

(2)	Consists of 3,976,632 shares held by Technologieholding Central and Eastern European Funds NV and 1,562,726 shares held by Technologieholding Central and Eastern Europeanparallel Funds BV.

On December 5, 2005, we issued an aggregate of 11,668,703 shares of our series B redeemable convertible at a price of $0.815 per share to investors for an aggregate cash purchase price of $9,509,997. Upon the closing of this offering, these shares will automatically convert into 11,668,703 shares of common stock. The table below sets forth the number of shares of our series B redeemable convertible preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates in connection with our Series B redeemable convertible preferred stock financing:

	Shares of Series B
	Redeemable
	Convertible
Name	Preferred Stock	Purchase Price

Michael K. Simon	13,749	$11,205
Polaris Venture Partners(1)	7,828,221	6,380,000
Prism Venture Partners IV, L.P.(2)	2,006,408	1,635,223
Technologieholding Central and Eastern European Funds(3)	944,781	769,997
Integral Capital Partners	742,071	604,788

Total	11,535,230	$9,401,213

(1)	Consists of 7,684,127 shares held by Polaris Venture Partners IV, L.P. and 144,094 shares held by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. David Barrett, a member of our board of directors, is a member of Polaris Venture Management Co., IV, L.L.C., the general partner of Polaris Ventures Partners IV, L.P.

(2)	Steven J. Benson, a member of our board of directors, is a managing member of Prism Venture Partners IV, L.L.C., the general partner of Prism Investment Partners IV, L.P., the general partner of Prism Venture Partners IV, L.P.

(3)	Consists of 677,405 shares held by Technologieholding Central and Eastern European Funds NV and 267,376 shares held by Technologieholding Central and Eastern Europeanparallel Funds BV.

On December 26, 2007, we issued 2,222,223 shares of our series B-1 redeemable convertible preferred stock at a price of $4.50 per share to Intel Capital for an aggregate purchase price of approximately $10.0 million in connection with our strategic agreement with Intel Corporation, as discussed below. Upon the closing of this offering, these shares will automatically convert into 2,222,223 shares of common stock.

Intel Relationship

In December 2007, we entered into a service and marketing agreement with Intel Corporation to jointly develop a service that delivers connectivity to computers built with Intel components. Under the terms of this multi-year agreement, we will adapt our service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. Intel will market and sell the service to its customers. Intel will pay a minimum license and service fee to us on a quarterly basis during the term of the agreement. In addition, we and Intel will share revenue generated by the use of the services by third parties to the extent it exceeds the minimum payments. In conjunction with this agreement, Intel Capital purchased 2,222,223 shares of our series B-1 redeemable convertible preferred stock for approximately $10.0 million.

Agreement with Our Stockholders

We have entered into a second amended and restated investor rights agreement with certain holders of our redeemable convertible preferred stock. The second amended and restated investor rights agreement contains a right of first refusal provision that provides that we shall not make certain issuances of our securities unless we first offer such securities to holders of our redeemable convertible preferred stock in accordance with the terms of the investor rights agreement. The right of first refusal provision of the investor rights agreement does not apply to and will terminate upon the closing of this offering. The second amended and restated investor rights agreement also provides that holders of our redeemable convertible preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See the “Description of Capital Stock — Registration Rights” section of this prospectus for a further discussion of these registration rights.

We have also entered into a second amended and restated right of first refusal and co-sale agreement with holders of our redeemable convertible preferred stock and our founders and certain other stockholders. This agreement provides the holders of our redeemable convertible preferred stock a right of purchase and of co-sale in respect of sales of securities by our founders and certain other stockholders. These rights of purchase and co-sale will terminate upon the closing of this offering.

We have also entered into a second amended and restated voting agreement that provides for agreements with respect to the election of our board of directors and its composition. The second amended and restated voting agreement will terminate upon the closing of this offering.

Indemnification Agreements

We have entered into indemnification agreements with Messrs. Simon, Barrett and Benson. Under these indemnification agreements, we agree to indemnify these director to the fullest extent permitted by law and public policy for claims arising in their capacity as a director, officer or employee of LogMeIn. Each of these directors are only entitled to indemnification to the extent he acted in good faith and in the best interests of our company, his actions did not involve gross negligence or willful misconduct and, with respect to any criminal proceeding, he had no reasonable basis to believe that his conduct was unlawful. Subject to the applicable provisions of the Delaware General Corporation Law, we will reimburse Messrs. Simon, Barrett and Benson for expenses covered by the indemnification agreement within 20 days of the director’s request for such payment.

Additionally, we expect to enter into indemnification agreements with each of our other directors and executive officers that may be broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law. See the “Management — Limitation of Liability and Indemnification” section of this prospectus.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our . The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee of our board of directors. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if the it determines that, under all of the circumstances, the transaction is consistent with our best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•	interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, (c) the amount involved in the transaction equals less than the greater of $1.0 million or 2% of the annual consolidated gross revenues of the other entity that is a party to the transaction and (d) the amount involved in the transaction equals less than 2% of our annual consolidated gross revenues; and

•	a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2007 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our voting securities.

The “Percentage of Shares Beneficially Owned — Before Offering” column is based on a total of 40,631,294 shares of our common stock outstanding as of December 31, 2007, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock, including shares of series B-1 redeemable convertible preferred stock issued to Intel Capital, into common stock upon the closing of this offering. The “Percentage of Shares Beneficially Owned — After Offering” column is based on           shares of common stock to be outstanding after this offering, including the          shares that we are selling in this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2007 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o LogMeIn, Inc., 500 Unicorn Park Drive, Woburn, Massachusetts 01801.

		Percentage of Shares
		Beneficially Owned
	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

5% Stockholders:
Prism Venture Partners IV, L.P.(1)	9,742,441	23.98%
100 Lowder Brook Drive Suite 2500 Westwood, MA 02090
Entities affiliated with Polaris Venture Partners(2)	8,598,766	21.16%
1000 Winter Street Suite 3350 Waltham, MA 02451

		Percentage of Shares
		Beneficially Owned
	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

Entities affiliated with Technologieholding Central and Eastern European Funds(3)	6,484,139	15.96%
c/o Amaco (Netherlands) B.V. P.O. Box 74120, 1070 BC Amsterdam The Netherlands
Integral Capital Partners VI, L.P.(4)	3,649,629	8.98%
3000 Sand Hill Road Building 3, Suite 240 Menlo Park, CA 94025
Intel Capital(5)	2,222,223	5.47%
2200 Mission College Blvd. RN6-37 Santa Clara, CA 95052
Directors and Executive Officers:
Michael K. Simon(6)	3,251,254	7.92%
James F. Kelliher(7)	107,500	*
Kevin K. Harrison(8)	550,000	1.35%
Richard B. Redding(9)	125,000	*
Marton B. Anka(10)	2,849,150	6.94%
David E. Barrett(11)	8,598,766	21.16%
Steven J. Benson(12)	9,742,441	23.98%
Kenneth D. Cron(13)	56,250	*
Edwin J. Gillis(14)	18,750	*
Irfan Salim(15)	75,000	*
All of our directors and executive officers as a group (12 persons)(16)	25,492,861	60.36%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Consists of 9,742,441 shares of common stock held by Prism Venture Partners IV, L.P., including 8,991,516 shares issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering. Steven J. Benson, a member of our board of directors, is a managing member of Prism Venture Partners IV, L.L.C., the general partner of Prism Investment Partners IV, L.P., the general partner of Prism Venture Partners IV, L.P.

(2)	Consists of (a) 8,440,492 shares of common stock held by Polaris Venture Partners IV, L.P., including 7,703,386 shares issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering, and (b) 158,274 shares of common stock held by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P., including 144,455 shares issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering. David Barrett, a member of our board of directors, is a member of Polaris Venture Management Co., IV, L.L.C., the general partner of Polaris Venture Partners IV, L.P.

(3)	Consists of (a) 4,654,037 shares of common stock held by Technologieholding Central and Eastern European Funds NV issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering and (b) 1,830,102 shares held by Technologieholding Central and Eastern European Funds BV issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering.

(4)	Consists of 3,649,629 shares of common stock, including 3,353,807 shares issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering.

(5)	Consists of 2,222,223 shares of common stock issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering.

(6)	Consists of (a) 412,500 shares of common stock issuable upon exercise of stock options, (b) 2,658,754 shares of common stock (including 274,202 shares issuable upon the automatic conversion of redeemable convertible preferred stock upon the closing of this offering) and (c) 180,000 shares of common stock held in trust for the benefit of Mr. Simon’s children.

(7)	Consists of 107,500 shares of common stock issuable upon exercise of stock options.

(8)	Consists of (a) 200,000 shares of common stock issuable upon exercise of stock options, (b) 270,000 shares of common stock held directly by Mr. Harrison and (c) 80,000 shares of common stock held in trust for the benefit of Mr. Harrison’s children.

(9)	Consists of 125,000 shares of common stock issuable upon exercise of stock options.

(10)	Consists of (a) 412,500 shares of common stock issuable upon exercise of stock options and (b) 2,436,650 shares of common stock.

(11)	Consists of shares held by Polaris Venture Partners, of which Mr. Barrett is a general partner. Mr. Barrett disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest.

(12)	Consists of shares held by Prism Venture Partners IV, L.P., of which Mr. Benson is a general partner. Mr. Benson disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest.

(13)	Consists of 56,250 shares of common stock issuable upon exercise of stock options.

(14)	Consists of 18,750 shares of common stock issuable upon exercise of stock options.

(15)	Consists of 75,000 shares of common stock issuable upon exercise of stock options.

(16)	Consists of an aggregate of 1,407,500 shares of common stock issuable upon exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries only, and they are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will become effective upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.01 per share, and          shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time.

As of December 31, 2007, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock, there would have been 40,631,294 shares of common stock issued and outstanding. As of December 31, 2007, there were 76 stockholders of record of our capital stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation that will be in effect upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of December 31, 2007, options to purchase 7,615,000 shares of common stock at a weighted-average exercise price of $1.23 per share were outstanding.

Registration Rights

We entered into a second amended and restated investor rights agreement, dated December 26, 2007, with the holders of shares of our common stock issuable upon conversion of the shares of our redeemable convertible preferred stock, which we refer to as registrable shares. Under the second amended and restated investor rights agreement, holders of registrable shares can demand that we file a registration statement or request that their registrable shares be covered by a registration statement that we are otherwise filing, as described below.

Demand Registration Rights.  At any time after 180 days after the closing of this offering, the holders of more than 60% of the registrable shares may request that we register all or a portion of their registrable shares for sale under the Securities Act. We will effect the registration as requested unless, in the good faith judgment of our board of directors, such registration should be delayed. We may be required to effect two of these registrations. In addition, when we are eligible for the use of Form S-3, or any successor form, holders of more than 10% of registrable shares may make unlimited requests that we register all or a portion of their registrable shares for sale under the Securities Act on Form S-3, or any successor form, so long as the aggregate price to the public in connection with any such offering is at least $1 million.

Incidental Registration Rights.  In addition, if at any time after this offering we register any shares of our common stock, the holders of all registrable shares are entitled to notice of the registration and to include all or a portion of their registrable shares in the registration.

Other Provisions.  In the event that any registration in which the holders of registrable shares participate pursuant to the second amended and restated investor rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

We will pay all registration expenses, other than underwriting discounts, selling commissions and the fees and expenses of the selling stockholders’ own counsel related to any demand or piggyback registration. The second amended and restated investor rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Delaware Anti-takeover Law and Certain Charter and Bylaw Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

Staggered Board

Our certificate of incorporation and our bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, our certificate of incorporation provides that the authorized number of directors may be changed only by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our president or chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-Majority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be .

NASDAQ Global Market

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “LOGM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options or in the public market after this offering, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon the closing of this offering, we will have outstanding an aggregate of           shares of common stock, after giving effect to the issuance of an aggregate of           shares of common stock in this offering and the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, including shares of our series B-1 redeemable convertible preferred stock issued to Intel, into an aggregate of 30,901,339 shares of our common stock and assuming no exercise by the underwriters of their over-allotment option and no exercise of options outstanding as of December 31, 2007.

Of the shares to be outstanding immediately after the closing of this offering, the           shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining           shares of common stock are “restricted securities” under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period described below.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, which are summarized below.

Subject to the lock-up agreements discussed below and the provisions of Rules 144, 144(k) or 701 of the Securities Act, these restricted securities will be available for sale in the public market as follows.

Approximate Additional
Number of Shares Becoming
Days after Date of this Prospectus	Eligible for Future Sale	Comment

On Effectiveness		Freely tradable shares sold in offering; shares salable under Rule 144(k) that are not locked up
90 Days		Shares subject to vested options salable under Rule 144 and Rule 701 that are not locked up
180 Days		Lock-up released; shares subject to vested options salable under Rule 701 and outstanding shares salable under Rule 144
Thereafter		Restricted securities held for 1 year or less

Rule 144

In general and subject to the lock-up agreements described below, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, and

•	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the closing of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon the closing of this offering, without regard to manner of sale, the availability of public information about us or volume limitations, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates.

Upon the expiration of the 180-day lock-up period described below, approximately           shares of common stock will be eligible for sale under Rule 144(k).

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the various restrictions, including the availability of public information about us, holding period and volume limitations, contained in Rule 144.

Lock-up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of the representatives of the underwriters, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities or (4) publicly disclose the intention to do any of the foregoing, for a period of 180 days after the dater of this prospectus.

Each of the lock-up agreements contain certain exceptions, including the disposition of shares of common stock purchased in open market transactions after the consummation of this offering and the adoption of a Rule 10b5-1 sales plan; provided, in each case, that no filing shall be required under the Exchange Act in connection with the transfer or disposition during the 180-day lock-up period.

The 180-day restricted period described in the preceding paragraph will be extended if:

(1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

(2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by the Representatives.

Stock Options

As of December 31, 2007, we had outstanding options to purchase 7,615,000 shares of common stock, of which options to purchase 2,427,000 shares were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our 2004 Plan, 2007 Plan, and 2008 Plan. See the “Management — Executive Compensation — Stock Option and Other Compensation Plans” section of this prospectus for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Registration Rights

As of December 31, 2007, subject to the lock-up agreements described above, upon the closing of this offering, the holders of an aggregate of 30,901,339 shares of our common stock will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See the “Description of Capital Stock — Registration Rights” section of this prospectus for additional information regarding these registration rights.

UNDERWRITING

Lehman Brothers Inc. and J.P. Morgan Securities Inc., or the Representatives, are acting as the representatives of the underwriters and joint book-running managers in connection with this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.
J.P. Morgan Securities Inc.
Thomas Weisel Partners LLC
Piper Jaffray & Co.
RBC Capital Markets Corporation

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to          additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

The Representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. After the offering, the Representatives may change the offering price and other selling terms.

The expenses of this offering payable by us are estimated to be approximately $      million (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of           shares of common stock at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than           shares of common stock in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares of common stock to the underwriters.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of the Representatives, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities or (4) publicly disclose the intention to do any of the foregoing, for a period of 180 days after the date of this prospectus.

Each of the lock-up agreements contain certain exceptions, including the disposition of shares of common stock purchased in open market transactions after the consummation of this offering and the adoption of a Rule 10b5-1 sales plan; provided, in each case, that no filing shall be required under the Exchange Act in connection with the transfer or disposition during the 180-day lock-up period.

The 180-day restricted period described in the preceding paragraph will be extended if:

(1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

(2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by the Representatives.

The Representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, the Representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the Representatives and us. In determining the initial public offering price of our common stock, the Representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	an assessment of management and our business potential and earning prospects;

•	the prevailing securities market conditions at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make representation that the Representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the Representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors in deciding whether to purchase any shares of common stock.

The NASDAQ Global Market

We intend to apply to list our shares of common stock for quotation on The NASDAQ Global Market under the symbol “LOGM.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

Selling Restrictions

The common stock is being offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date) an offer of securities to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that have been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities maybe offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Lehman Brothers Inc. for any such offer; or

•	in any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. The underwriters are represented by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements as of September 30, 2007, and December 31, 2006 and 2005, and for the nine months ended September 30, 2007 and for each of the three years in the period ended December 31, 2006, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Shields & Company, Inc., an independent valuation firm, has performed valuations of the fair value of our common stock. Shields & Company, Inc. has consented to the references to its valuation reports in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of theses statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

LOGMEIN, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Financial Statements:
Consolidated Balance Sheets as of December 31, 2005 and 2006 and September 30, 2007 and Pro Forma Stockholders’ Deficit as of September 30, 2007 (unaudited)	F-3
Consolidated Statement of Operations for the Years Ended December 31, 2004, 2005 and 2006 and the Nine Months Ended September 30, 2006 (unaudited) and 2007	F-4
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock, and Stockholder’s Deficit and Comprehensive Loss for Years Ended December 31, 2004, 2005, and 2006 and the Nine Months Ended September 30, 2007
F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006 and the Nine Months Ended September 30, 2006 (unaudited) and 2007	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
LogMeIn, Inc.
Woburn, Massachusetts

We have audited the accompanying consolidated balance sheets of LogMeIn, Inc. and subsidiaries (the “Company”) as of September 30, 2007, and December 31, 2006 and 2005, and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ deficit and comprehensive loss, and cash flows for the nine months ended September 20, 2007, and for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LogMeIn, Inc. and subsidiaries as of September 30, 2007, and December 31, 2006 and 2005, and the results of their operations and their cash flows for the nine months ended September 30, 2007 and for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.

/s/  Deloitte & Touche LLP

Boston, Massachusetts
January 11, 2008

LogMeIn, Inc.

Consolidated Balance Sheets

			September 30, 2007
	December 31,			Pro Forma
	2005	2006	Actual	(Note 2)
				(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$11,962,029	$7,982,520	$10,015,003	$10,015,003
Accounts receivable, net of allowance for doubtful accounts of approximately $62,000, $52,000, and $39,000 as of December 31, 2005 and 2006 and September 30, 2007, respectively	699,972	1,337,499	1,957,486	1,957,486
Prepaid expenses and other current assets	155,736	386,487	655,701	655,701

Total current assets	12,817,737	9,706,506	12,628,190	12,628,190
Property and equipment, net	410,967	1,248,571	1,748,966	1,748,966
Restricted cash	19,254	100,927	100,954	100,954
Acquired intangibles, net	—	2,979,718	2,422,518	2,422,518
Goodwill	—	615,299	615,299	615,299
Other assets	7,385	5,415	—	—

Total assets	$13,255,343	$14,656,436	$17,515,927	$17,515,927

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Note payable, current portion	$—	$1,189,978	$1,166,809	$1,166,809
Accounts payable	187,827	399,115	1,135,123	1,135,123
Accrued expenses	603,679	1,590,457	3,055,726	3,055,726
Accrued legal settlement	—	—	1,625,000	1,625,000
Deferred revenue, current portion	2,789,642	7,262,059	13,031,094	13,031,094

Total current liabilities	3,581,148	10,441,609	20,013,752	20,013,752
Note payable, net of current portion	—	1,091,105	—	—
Deferred revenue, net of current portion	59,156	26,257	40,879	40,879
Other long-term liabilities	—	56,308	44,847	44,847

Total liabilities	3,640,304	11,615,279	20,099,478	20,099,478

Commitments and contingencies (Note 13 and 14)
Redeemable convertible preferred stock, par value $0.01 per share; 28,679,120 shares authorized at December 31, 2005 and 2006 and September 30, 2007.
Series A — designated, issued and outstanding 17,010,413 shares at December 31, 2005 and 2006 and September 30, 2007 (liquidation value of $9,857,534 and redemption value of $12,190,717 at September 30, 2007)	9,378,467	10,444,273	11,303,792	—
Series B — designated 11,668,707 shares; issued and outstanding 11,668,703 shares at December 31, 2005 and 2006 and September 30, 2007 (liquidation value of $9,509,993 and redemption value of $10,894,023 at September 30, 2007)	9,427,226	10,151,325	10,723,918	—

Total redeemable convertible preferred stock	18,805,693	20,595,598	22,027,710	—

Stockholders’ deficit:
Common stock, $0.01 par value — 44,434,657, 44,434,657, and 45,934,657 shares authorized as of December 31, 2005 and 2006, and September 30, 2007, respectively, 8,566,955, 8,631,955, and 9,720,955 shares issued and outstanding as of December 31, 2005 and 2006, and September 30, 2007, respectively; 57,000,000 shares authorized, $0.01 par value; 38,400,071 shares issued and outstanding pro forma (unaudited)	85,670	86,320	97,210	384,001
Additional paid-in capital	—	—	—	21,740,919
Accumulated deficit	(9,266,257)	(17,656,906)	(24,748,261)	(24,748,261)
Accumulated other comprehensive (loss) income	(10,067)	16,145	39,790	39,790

Total stockholders’ deficit	(9,190,654)	(17,554,441)	(24,611,261)	(2,583,551)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$13,255,343	$14,656,436	$17,515,927	$17,515,927

See notes to consolidated financial statements.

LogMeIn, Inc.

Consolidated Statements of Operations

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Revenue	$2,573,785	$3,518,385	$11,307,416	$7,335,261	$18,418,147
Cost of revenue	358,952	767,415	2,033,143	1,401,670	2,755,215

Gross profit	2,214,833	2,750,970	9,274,273	5,933,591	15,662,932

Operating expenses
Research and development	1,348,596	1,633,704	3,231,644	2,072,568	4,390,256
Sales and marketing	2,020,114	5,757,628	10,049,846	6,562,223	13,344,517
General and administrative	1,069,595	1,351,472	2,945,568	1,966,522	2,376,553
Legal settlements	—	—	—	—	1,925,000
Amortization of acquired intangibles	—	—	141,037	59,108	245,786

Total operating expenses	4,438,305	8,742,804	16,368,095	10,660,421	22,282,112

Loss from operations	(2,223,472)	(5,991,834)	(7,093,822)	(4,726,830)	(6,619,180)
Interest income	25,558	104,631	454,689	355,485	306,740
Interest expense	(24,411)	(54)	(89,628)	(37,440)	(135,726)
Other income (expense)	2,904	(27,144)	27,743	25,775	(19,529)

Net loss	(2,219,421)	(5,914,401)	(6,701,018)	(4,383,010)	(6,467,695)

Accretion of redeemable convertible preferred stock	(37,884)	(278,793)	(1,789,905)	(1,342,431)	(1,432,112)

Net loss attributable to common stockholders	$(2,257,305)	$(6,193,194)	$(8,490,923)	$(5,725,441)	$(7,899,807)

Net loss attributable to common stockholders per share: basic and diluted	$(0.26)	$(0.75)	$(0.99)	$(0.67)	$(0.87)
Weighted average shares outstanding used in computing per share amounts: basic and diluted	8,774,663	8,310,311	8,585,708	8,571,735	9,042,148
Pro forma net loss per share: basic and diluted (unaudited)			$(0.18)		$(0.17)
Pro forma weighted average common shares outstanding (unaudited)			37,264,824		37,721,264

See notes to consolidated financial statements.

LogMeIn, Inc.

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock, and Stockholder’s Deficit and Comprehensive Loss

	Series A Redeemable		Series B Redeemable		Total Redeemable						Accumulated
	Convertible Preferred Stock		Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional		Other	Total
	Number of		Number of		Number of		Number of		Paid-in	Accumulated	Comprehensive	Stockholders’	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Deficit	Loss
Balance at January 1, 2004	—	$—	—	$—	—	$—	7,455,000	$74,550	$37,600	$(1,115,056)	$(4,317)	$(1,007,223)
Issuance of common stock	—	—	—	—	—	—	2,510,000	25,100	833,900	—	—	859,000
Repurchase of common stock	—	—	—	—	—	—	(90,500)	(905)	724		—	(181)
Issuance of common stock in exchange for services	—	—	—	—	—	—	108,000	1,080	50,760	—	—	51,840
Sale of Series A Redeemable Convertible Preferred Stock and warrant, net of issuance costs of $759,549	9,967,217	5,016,454	—	—	9,967,217	5,016,454	—	—	121,932	—	—	121,932
Issuance of Series A Redeemable Convertible Preferred Stock in exchange for services	45,730	26,500	—	—	45,730	26,500	—	—	—	—	—	—
Conversion of promissory notes to Series A Redeemable Convertible Preferred Stock	5,582,728	3,235,191	—	—	5,582,728	3,235,191	—	—	6,479	—	—	6,479
Conversion of common stock to Series A Redeemable Convertible Preferred Stock	1,414,738	819,840	—	—	1,414,738	819,840	(1,708,000)	(17,080)	(802,760)	—	—	(819,840)
Accretion of Series A Redeemable Convertible Preferred Stock to redemption value	—	37,884	—	—	—	37,884	—	—	(37,884)	—	—	(37,884)
Stock-based compensation	—	—	—	—	—	—	—	—	19,075	—	—	19,075
Comprehensive loss:	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	(2,219,421)	—	(2,219,421)	$(2,219,421)
Cumulative translation adjustments	—	—	—	—	—	—	—	—	—	—	16,759	16,759	16,759

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	$(2,202,662)

Balance at December 31, 2004	17,010,413	9,135,869	—	—	17,010,413	9,135,869	8,274,500	82,745	229,826	(3,334,477)	12,442	(3,009,464)
Issuance of common stock	—	—	—	—	—	—	292,455	2,925	22,050	—	—	24,975
Sale of Series B Redeemable Convertible Preferred Stock , net of issuance costs of $118,966	—	—	11,668,703	9,391,031	11,668,703	9,391,031	—	—	—	—	—	—
Accretion of Redeemable Convertible Preferred
Stock to redemption value	—	242,598	—	36,195	—	278,793	—	—	(261,414)	(17,379)	—	(278,793)
Stock-based compensation	—	—	—	—	—	—	—	—	9,538	—	—	9,538
Comprehensive loss:	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	(5,914,401)	—	(5,914,401)	$(5,914,401)
Cumulative translation adjustments	—	—	—	—	—	—	—	—	—	—	(22,509)	(22,509)	(22,509)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	$(5,936,910)

Balance at December 31, 2005	17,010,413	9,378,467	11,668,703	9,427,226	28,679,116	18,805,693	8,566,955	85,670		(9,266,257)	(10,067)	(9,190,654)
Issuance of common stock	—	—	—	—	—	—	65,000	650	31,849	—	—	32,499
Accretion of Redeemable Convertible Preferred Stock to redemption value	—	1,065,806	—	724,099	—	1,789,905	—	—	(100,274)	(1,689,631)	—	(1,789,905)
Stock-based compensation	—	—	—	—	—	—	—	—	68,425	—	—	68,425
Comprehensive loss:	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	(6,701,018)		(6,701,018)	$(6,701,018)
Cumulative translation adjustments	—	—	—	—	—	—	—	—	—	—	26,212	26,212	26,212

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	$(6,674,806)

Balance at December 31, 2006	17,010,413	10,444,273	11,668,703	10,151,325	28,679,116	20,595,598	8,631,955	86,320		(17,656,906)	16,145	(17,554,441)
Issuance of common stock	—	—	—	—	—	—	1,089,000	10,890	533,610	—	—	544,500
Accretion of Redeemable Convertible Preferred Stock to redemption value	—	859,519	—	572,593	—	1,432,112	—	—	(808,452)	(623,660)	—	(1,432,112)
Stock-based compensation	—	—	—	—	—	—	—	—	274,842	—	—	274,842
Comprehensive loss:	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	(6,467,695)	—	(6,467,695)	$(6,467,695)
Cumulative translation adjustments	—	—	—	—	—	—	—	—	—	—	23,645	23,645	23,645

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	$(6,444,050)

Balance at September 30, 2007	17,010,413	$11,303,792	11,668,703	$10,723,918	28,679,116	$22,027,710	9,720,955	$97,210	$—	$(24,748,261)	$39,790	$(24,611,261)

See notes to consolidated financial statements.

LogMeIn, Inc.

Consolidated Statements of Cash Flows

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Cash flows from operating activities
Net loss	$(2,219,421)	$(5,914,401)	$(6,701,018)	$(4,383,010)	$(6,467,695)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	71,853	211,194	805,714	463,113	1,213,169
Provision for bad debts	49,975	15,675	52,190	22,190	17,000
Deferred income tax expense	—	—	—	—	20,499
Stock-based compensation	97,415	9,538	68,425	21,229	274,842
Loss on disposal of equipment	—	—	29,725	14,000	—
Discount on notes payable	16,670	232	89,628	37,440	135,726
Changes in assets and liabilities:
Accounts receivable	(5,072)	(350,988)	(689,717)	(590,157)	(636,987)
Prepaid expenses and other current assets	(44,645)	(61,599)	(236,385)	(149,541)	(273,511)
Accounts payable	90,106	34,036	209,659	264,065	630,881
Accrued expenses	53,887	495,570	987,162	481,771	1,454,062
Accrued legal settlement	—	—	—	—	1,625,000
Deferred revenue	157,394	1,713,961	4,439,518	3,064,023	5,783,657
Other long-term liabilities	—	—	56,308	63,917	(31,960)

Net cash (used in) provided by operating activities	(1,731,838)	(3,846,782)	(888,791)	(690,960)	3,744,683

Cash flows from investing activities
Purchases of property and equipment	(265,396)	(371,778)	(1,342,616)	(904,135)	(1,046,530)
Cash paid towards the purchase of Applied Networking	—	—	(1,729,952)	(1,729,952)	—
Increase (decrease) in restricted cash and deposits	(24,999)	(1,640)	(79,703)	(81,667)	5,388

Net cash (used in) investing activities	(290,395)	(373,418)	(3,152,271)	(2,715,754)	(1,041,142)

Cash flows from financing activities
Proceeds from sale of redeemable convertible preferred stock and warrant — net of issuance costs	5,138,386	9,391,031	—	—	—
Proceeds from issuance of convertible promissory notes	3,225,000	—	—	—	—
Repurchase of common stock	(181)	—	—	—	—
Proceeds from issuance of common stock	382,800	24,975	32,499	2,500	544,500
Payments on notes payable	(241,309)	(44,000)	—	—	(1,250,000)

Net cash provided by (used in) financing activities	8,504,696	9,372,006	32,499	2,500	(705,500)

Effect of exchange rate changes on cash and cash equivalents	10,218	(33,329)	29,054	(766)	34,442

Net increase (decrease) in cash and cash equivalents	6,492,681	5,118,477	(3,979,509)	(3,404,980)	2,032,483
Cash and cash equivalents, beginning of period	350,871	6,843,552	11,962,029	11,962,029	7,982,520

Cash and cash equivalents, end of period	$6,843,552	$11,962,029	$7,982,520	$8,557,049	$10,015,003

Supplemental disclosure of cash flow information
Cash paid for interest	$17,774	$54	$108	$108	$105,835
Noncash investing and financing activities
Purchases of property and equipment included in accounts payable	$—	$—	$—	$26,150	$102,206
Promissory notes converted to Series A redeemable convertible preferred stock	$3,241,670	$—	$—	$—	$—
Issuance of warrants with Series A redeemable convertible preferred stock	$121,932	$—	$—	$—	$—
Accretion of reedemable convertible preferred stock	$37,884	$278,793	$1,789,905	$1,342,429	$1,432,112
Issuance of notes payable in conjunction with the acquisition of Applied Networking	$—	$—	$2,191,455	$2,191,455	$—

See notes to consolidated financial statements.

LogMeIn, Inc.

Notes to Consolidated Financial Statements
(Information as of and for the nine months ended September 30, 2006 is unaudited)

1.	Nature of the Business

LogMeIn, Inc. (the “Company”) was originally formed as a Bermuda limited liability company in February 2003. In August 2004, the Company was reorganized as a Delaware corporation. The Company develops and markets a suite of remote access and support solutions that provide instant, secure connections between internet-enabled devices. The Company’s product line includes Gravitytm, LogMeIn® Free®, LogMeIn® Pro®, LogMeIn® IT Reach®, LogMeIn® Rescue®, LogMeIn® Rescue+Mobiletm, LogMeIn® Backuptm, LogMeIn® Ignitiontm, LogMeIn® Hamachitm, and RemotelyAnywhere®. The Company is based in Woburn, Massachusetts with development facilities in Budapest, Hungary. In December 2005, the Company formed 3LI Securities Corporation, a Massachusetts securities corporation, a wholly-owned subsidiary of the Company, for the purpose of managing its cash investments.

The Company is subject to a number of risks associated with emerging, technology-based companies. Principal among these are the risks associated with marketing the Company’s products, dependence upon key individuals, competition from larger, more financially independent competitors, and the possible need to obtain additional financing to fund future operations. The Company has funded its operations to date primarily through the sale of redeemable convertible preferred stock. The Company’s management believes that working capital as of September 30, 2007, and the working capital that is expected to be generated from operations, will be sufficient to fund the Company’s planned operations through 2008.

2.	Summary of Significant Accounting Polices

Principles of Consolidation — The accompanying consolidated financial statements include the results of operations of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

Unaudited Pro Forma Information — The unaudited pro forma balance sheet as of September 30, 2007 reflects the conversion of all outstanding shares of preferred stock as of that date into shares of common stock, an event which will occur upon the closing of the Company’s proposed public offering.

Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effect of the conversion of all preferred stock during the period ended September 30, 2007 into shares of the Company’s common stock as if such conversion had occurred at the date of original issuance.

Unaudited Interim Financial Statements — The accompanying unaudited interim consolidated statements of operations and of cash flows for the nine-month period ended September 30, 2006 and related interim information contained within the notes to the consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and the notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of the Company’s results of operations and its cash flows for the nine-month period ended September 30, 2006. The results for the nine-month period ended September 30, 2006 are not necessarily indicative of future results.

Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

reporting period. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from those estimates.

Cash Equivalents and Restricted Cash — Cash equivalents consist of highly liquid investments with an original or remaining maturity of less than three months at the date of purchase. Cash equivalents are stated at cost, which approximates fair value.

As of December 31, 2005 and 2006 and September 30, 2007, the Company had a certificate of deposit in the amount of $5,027, $5,050 and $5,077, which served as security for a corporate credit card. In addition, the Company had a letter of credit of $14,227 at December 31, 2005, which was increased to $95,877 as of December 31, 2006 and September 30, 2007, from a bank. The letter of credit was issued in lieu of a security deposit on a lease. The letter of credit is secured by a certificate of deposit in the same amount which is held at the same financial institution. Such amounts are classified as long-term restricted cash in the accompanying consolidated balance sheets.

Accounts Receivable — The Company reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. Estimates are used to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. The estimates are based on an analysis of past due receivables and historical bad debt trends. After the Company has exhausted all collection efforts, the outstanding receivable is written off against the allowance.

Activity in the allowance for doubtful accounts was as follows:

				Nine Months Ended
	December 31,			September 30,
	2004	2005	2006	2007

Balance, beginning	$—	$46,066	$61,741	$52,183
Provision for bad debt	49,975	15,675	52,190	17,000
Uncollectible accounts written off	3,909	—	61,748	30,010

Balance, ending	$46,066	$61,741	$52,183	$39,174

Property and Equipment — Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations. Expenditures for maintenance and repairs are charged to expense as incurred.

Estimated useful lives of assets are as follows:

Computer equipment and software	2—3 years
Office equipment	3 years
Furniture and fixtures	5 years
Leasehold Improvements	Shorter of lease term or estimated useful life

Goodwill— Goodwill is the excess of the acquisition price over the fair value of the tangible and identifiable intangible assets acquired related to the Applied Networking acquisition (See Note 3). The Company does not amortize goodwill, but performs an annual impairment test of goodwill on the last day of its fiscal year and whenever events and circumstances indicate that the carrying amount of goodwill may exceed its fair value. The Company operates as a single segment and consequently evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole. Through September 30, 2007, the Company believes that no impairments have occurred.

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

Long-Lived Assets and Intangible Assets — The Company records acquired intangible assets at their respective estimated fair values at the date of acquisition. Acquired intangible assets are being amortized using the straight-line method over their estimated useful lives, which range from four to five years.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including intangible assets, may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If this comparison indicates that there is impairment, the amount of the impairment is calculated as the difference between the carrying value and fair value. Through September 30, 2007, no impairment charges have been recorded by the Company.

Revenue Recognition — The Company derives revenue primarily from subscription fees related to its LogMeIn premium services and from the licensing of its RemotelyAnywhere software and related maintenance.

The Company recognizes revenue from its LogMeIn premium services following the guidance of the Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements, and Emerging Issues Task Force (“EITF”) Issue No. 00-03, Application of AICPA Statement of Position No. 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware, which applies when the software being provided cannot be run on another entity’s hardware or customers do not have the right to take possession of the software and use it on another entity’s hardware. Revenue is recognized on a daily basis over the subscription term as the services are delivered, provided that there is persuasive evidence of an arrangement, the fee is fixed or determinable and collectability is deemed probable. Subscription periods range from monthly to three years, but are generally one year in duration.

The Company recognizes revenue from the bundled delivery of its RemotelyAnywhere software product and related maintenance in accordance with the American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP 97-2 With Respect to Certain Transactions. As the Company does not currently have vendor-specific objective evidence of the fair value of its maintenance arrangements, the Company recognizes license and maintenance revenue ratably, on a daily basis, over the term of the maintenance contract, generally one year, when there is persuasive evidence of an arrangement, the product has been provided to the customer, the collection of the fee is probable, and the amount of fees to be paid by the customer is fixed or determinable.

Deferred Revenue — Deferred revenue primarily consists of billings and payments received in advance of revenue recognition. The Company primarily bills and collects payments from customers for products and services in advance on a monthly and annual basis. Deferred revenue to be recognized in the next twelve months is included in current deferred revenue, and the remaining amounts are included in long-term deferred revenue in the consolidated balance sheets.

Concentrations of Credit Risk and Significant Customers — The Company’s principal credit risk relates to its cash, cash equivalents, restricted cash, and accounts receivable. Cash, cash equivalents, and restricted cash are deposited primarily with one financial institution that management believes to be of high-credit quality. To manage accounts receivable credit risk, the Company regularly evaluates the creditworthiness of its customers and maintains allowances for potential credit losses. To date, losses resulting from uncollected receivables have not exceeded management’s expectations.

For the year ended December 31, 2004, one customer represented approximately 39% of the Company’s total revenue. As of December 31, 2005 and 2006, and for the years then ended, there were no customers that represented 10% or more of accounts receivable or revenue. As of September 30, 2007, one customer represented 14% of accounts receivable, and no customers represented 10% of more of revenue for the nine month periods ended September 30, 2006 or 2007.

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

Research and Development — Research and development expenditures are expensed as incurred.

Software Development Costs — The Company accounts for software development costs, including costs to develop software products or the software components of our solutions to be marketed to external users, as well as software programs to be used solely to meet its internal needs, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed, and Statement of Position No. 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. The Company has determined that technological feasibility of its software products and the software component of its solutions to be marketed to external users is reached shortly before their introduction to the marketplace. As a result, development costs incurred after the establishment of technological feasibility and before their release to the marketplace have not been material, and such costs have been expensed as incurred. In addition, costs incurred during the application development stage for software programs to be used solely to meet the Company’s internal needs have not been material.

Foreign Currency Translation — The financial statements of the Company’s foreign subsidiary are translated in accordance with SFAS No. 52, Foreign Currency Translation. The functional currency of operations outside the United States of America is deemed to be the currency of the local country. Accordingly, the assets and liabilities of the Company’s foreign subsidiary are translated into United States dollars using the year-end exchange rate, and income and expense items are translated using the average exchange rate during the period. Cumulative translation adjustments are reflected as a separate component of stockholders’ deficit. Foreign currency transaction gains and losses are charged to operations and were not material for all periods presented.

Stock-Based Compensation — Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), Share-Based Payment, (“SFAS No. 123R”) which supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires that stock-based compensation be measured and recognized as an expense in the financial statements and that such expense be measured at the grant date fair value.

The Company adopted SFAS No. 123R using the prospective transition method, which requires compensation expense to be recognized on a prospective basis, and therefore, prior period financial statements have not been restated. Compensation expense recognized relates to stock options granted, modified, repurchased or cancelled on or after January 1, 2006. Stock options granted to employees prior to that time continue to be accounted for using the intrinsic value method. Under the intrinsic value method, compensation associated with stock awards to employees was determined as the difference, if any, between the fair value of the underlying common stock on the date compensation is measured, generally the grant date, and the price an employee must pay to exercise the award.

Income Taxes — Deferred income taxes are provided for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss carryforwards and credits using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce the net deferred tax assets to amounts the Company believes are more likely than not to be realized.

The Company adopted FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109, on January 1, 2007. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold of whether it is more likely than not that a tax position will be sustained upon examination. Measurement of tax uncertainty occurs if the recognition threshold has been met. The adoption of FIN No. 48 did not have a material effect on the Company’s operations or financial condition.

Advertising Costs — The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2004, 2005 and 2006 was approximately $840,000, $2,650,000 and $4,419,000,

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

respectively, which consisted primarily of online paid searches and banner advertising and is included in sales and marketing expense in the accompanying consolidated statements of operations. Advertising expense for the nine months ended September 30, 2006 and 2007 was approximately $2,592,000 and $6,467,000, respectively.

Comprehensive Income (Loss)  — Comprehensive income (loss) is the change in stockholders’ equity (deficit) during a period relating to transactions and other events and circumstances from non-owner sources and consists of net loss and foreign currency translation adjustments.

Fair Value of Financial Instruments — The carrying value of the Company’s financial instruments, including cash equivalents, restricted cash, accounts receivable, and accounts payable, approximate their fair values due to their short maturities. The fair value of the Company’s note payable approximates its carrying value based upon management’s best estimate of interest rates that would be available for similar debt obligations.

Segment Data — Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions regarding resource allocation and assessing performance. The Company, which uses consolidated financial information in determining how to allocate resources and assess performance, has determined that it operates in one segment. The Company does not disclose geographic information for revenue and long lived assets as it is impractical to calculate revenue by geography and aggregate long lived assets located outside the United States do not exceed 10% of total assets.

Net Loss Attributable to Common Stockholders Per Share — Basic and diluted net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per common share is the same as basic net loss per common share, since the effects of potential common shares are antidilutive for all periods presented.

The following potential common shares were excluded from the computation of diluted net loss per share attributable to common stockholders because they had an antidilutive impact.

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007

Warrants to purchase common stock	247,455	—	—	—	—
Options to purchase common stock	2,370,000	4,689,500	5,459,875	5,279,875	6,129,000
Redeemable convertible preferred stock	17,010,413	28,679,116	28,679,116	28,679,116	28,679,116

Total	19,627,868	33,368,616	34,138,991	33,958,991	34,808,116

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

Pro forma basic and diluted net loss per share was calculated as follows:

	Year Ended	Nine Months
	December 31,	Ended September 30
	2006	2007

Numerator
Net loss attributable to common stockholders	$(8,490,923)	$(7,899,806)
Add: Accretion of redeemable convertible preferred stock	1,789,905	1,432,112

Pro forma net loss (unaudited)	$(6,701,018)	$(6,467,694)

Denominator
Weighted average share outstanding used in computing per share amounts:
basic and diluted	8,585,708	9,042,148
Add: Adjustment to reflect assumed weighted effect of conversion of redeemable convertible preferred stock	28,679,116	28,679,116

Pro forma weighted average shares outstanding used in computing per amounts: basic and diluted (unaudited)	37,264,824	37,721,264

Pro forma net loss per share: basic and diluted (unaudited)	$(0.18)	$(0.17)

Guarantees and Indemnification Obligations — As permitted under Delaware law, the Company has agreements whereby the Company indemnifies certain of its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. As permitted under Delaware law, the Company also has similar indemnification obligations under its certificate of incorporation and by-laws. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has director’s and officer’s insurance coverage that the Company believes limits its exposure and enables it to recover a portion of any future amounts paid.

The Company’s agreements with customers generally require the Company to indemnify the customer against claims in which the Company’s products infringe third-party patents, copyrights, or trademarks and indemnify against product liability matters. The term of these indemnification agreements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

Through September 30, 2007, the Company had not experienced any losses related to these indemnification obligations and no claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.

Recently Issued Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements. The purpose this statement is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for fiscal year 2008. The Company has not yet determined the impact, if any, the adoption of SFAS Statement No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. SFAS No. 159 allows entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS No. 159 are effective for fiscal year 2008. The Company has not yet determined the impact, if any, the adoption of SFAS No. 159 will have on its consolidated financial statements.

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal year 2009. The Company has not determined the effect that the application of SFAS No. 141(R) will have on its consolidated financial statements.

3.	Acquisition

On July 26, 2006, the Company purchased substantially all of the assets of Applied Networking, a Canadian corporation, in order to expand the Company’s product and service offerings and customer base. In connection with the acquisition, the Company acquired the patented Hamachi technology, a virtual private networking service. The operating results of Applied Networking are included in the consolidated financial statements beginning on the acquisition date. The operations of Applied Networking, Inc. prior to the acquisition were negligible.

The purchase price was $4,190,000, payable in three installments as follows:

July 26, 2006	$1,690,000
July 26, 2007	1,250,000
July 26, 2008	1,250,000

Total	$4,190,000

The Company recorded the 2007 and 2008 installment payments as a note payable at the net present value of $2,191,455 based upon an imputed interest rate of 9.25% per annum. The discount of $308,545 is being amortized into interest expense over the term of the note payable.

The Company allocated the purchase price, including transaction costs of $39,952, to the acquired tangible and intangible assets based upon their estimated fair value as determined by the use of a valuation prepared by a third-party independent appraisal firm using assumptions provided by management. The allocation was as follows:

Description	Amount

Goodwill	$615,299
Trademark	635,506
Customer base	1,003,068
Software	298,977
Technology	1,361,900
Property and equipment	6,657

Total allocable purchase price (net of discount on notes payable)	$3,921,407

The excess of the purchase price over the fair value of the identifiable net assets acquired of $615,299 was allocated to goodwill and relates to synergies associated with the Company being able to leverage its existing sales capacity with respect to the acquired product, customer base, and market. All of the goodwill will be deductible for tax purposes. The identifiable intangibles are being amortized using the straight-line method over their estimated lives of four to five years.

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

4.	Intangible Assets

Acquired intangible assets consist of the following:

		December 31, 2006			September 30, 2007
	Estimated	Gross			Gross
	Useful	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Net Carrying
	Life	Amount	Amortization	Amount	Amount	Amortization	Amount

Identifiable intangible assets:
Trademark	5 years	$635,506	$54,700	$580,806	$635,506	$150,026	$485,480
Customer base	5 years	1,003,068	86,337	916,731	1,003,068	236,798	766,270
Software	4 years	298,977	32,167	266,810	298,977	88,226	210,751
Technology	4 years	1,361,900	146,529	1,215,371	1,361,900	401,883	960,017

		$3,299,451	$319,733	$2,979,718	$3,299,451	$876,933	$2,422,518

The Company is amortizing the acquired intangible assets on a straight-line basis over the estimated useful lives noted above. Amortization expense for intangible assets was $319,733 and $557,200 for the year ended December 31, 2006, and the nine months ended September 30, 2007, respectively. Amortization relating to software and technology is recorded within cost of revenues and the amortization of trademark and the customer base is recorded within operating expenses. Estimated amortization expense for intangible assets for the next five years is as follows:

Amortization Expense (Years Ending December 31)	Amount

2007	$742,934
2008	742,934
2009	742,934
2010	564,238
2011	186,678

5.	Property and Equipment

Property and equipment consisted of the following:

	December 31,		September 30,
	2005	2006	2007

Computer equipment and software	$545,228	$1,564,967	$2,617,047
Office equipment	87,453	110,448	212,927
Furniture & fixtures	80,280	329,957	344,477
Leasehold improvements	—	25,616	42,739

Total property and equipment	712,961	2,030,988	3,217,190
Less accumulated depreciation and amortization	(301,994)	(782,417)	(1,468,224)

Property and equipment, net	$410,967	$1,248,571	$1,748,966

Depreciation and amortization expense for property and equipment was $211,194 and $485,981 for the years ended December 31, 2005 and 2006, respectively, and $655,969 for the nine months ended September 30, 2007.

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

6.	Note Payable

Note payable consists of the remaining purchase price payments associated with the Company’s acquisition of Applied Networking in July 2006 (see Note 3).

	December 31,	September 30,
	2006	2007

Note payable	$2,281,083	$1,166,809
Less: Current portion	1,189,978	1,166,809

Long-term portion	$1,091,105	$—

The remaining unamortized discount on the note was $218,917 and $83,191 as of December 31, 2006 and September 30, 2007, respectively. The Company has recorded $89,628 and $135,726 of interest expense related to the note payable during the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively. The note payable is unsecured and the final payment of $1,250,000 is due in July 2008.

7.	Accrued Other Expenses

Accrued other expenses consisted of the following:

	December 31,		September 30,
	2005	2006	2007

Marketing programs	$25,352	$531,347	$881,951
Compensation related	199,848	535,056	865,801
Professional fees	166,591	100,752	202,675
Other accrued expenses	211,888	423,302	1,105,299

Total accrued other expenses	$603,679	$1,590,457	$3,055,726

8.	Income Taxes

The Company recorded no current income tax expense for the years ended December 31, 2004, 2005, and 2006, or for the nine months ended September 30, 2007. A reconciliation of the Company’s effective tax rate to the statutory federal income tax rate is as follows:

				For the Nine
				Months Ended
	For the Years Ended December 31,			September 30,
	2004	2005	2006	2007

Statutory tax rate	34.0%	34.0%	34.0%	34.0%
Increase in valuation allowance	(34.0)%	(33.7)%	(33.2)%	(31.5)%
Impact of permanent differences	(0.2)%	0.0%	(0.3)%	(0.9)%
Foreign tax rate differential	0.2%	(0.2)%	(0.4)%	(0.9)%
State taxes, net of federal benefit	0.0%	(0.1)%	(0.1)%	(0.4)%

Effective tax rate	0.0%	0.0%	0.0%	0.3%

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Company has deferred tax assets related to temporary differences and operating loss carryforwards as follows:

				For the Nine
				Months Ended
	For the Years Ended December 31,			September 30,
	2004	2005	2006	2007

Deferred tax assets
Net operating loss carryforwards	$439,000	$2,766,000	$5,218,000	$7,332,000
Deferred revenue	433,000	447,000	473,000	488,000
Amortization	—	—	84,000	222,000
Depreciation	(1,000)	8,000	10,000	37,000
Research and development credit carryforwards	—	1,000	33,000	80,000
Bad debt reserves	19,000	25,000	21,000	16,000
Other	8,000	37,000	129,000	267,000

Total deferred tax assets	898,000	3,284,000	5,968,000	8,442,000
Deferred tax asset valuation allowance	(898,000)	(3,284,000)	(5,968,000)	(8,462,000)

Net deferred tax liability	$—	$—	$—	$(20,000)

The Company incurred deferred income tax expense of $20,499 for the nine-month period ended September 30, 2007 related to the different book and tax treatment for goodwill. For tax purposes, goodwill is subject to annual amortization, while goodwill is not amortized for book purposes. The Company has reported deferred tax expense related to goodwill in “Other (Expense) Income” in the accompanying September 30, 2007 statement of operations. The deferred tax liability of approximately $20,000 at September 30, 2007 is included in the Company’s consolidated balance sheets within other long-term liabilities.

The Company has provided a full valuation allowance for the full amount of its net deferred tax assets at December 31, 2004, 2005, 2006 and September 30, 2007, as it is not more than likely than not that any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards would be realized. The change in the valuation allowance of approximately $2,386,000, $2,684,000, and $2,494,000 for the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2007, respectively, is primarily attributable to increases in the net operating loss carryforwards.

As of September 30, 2007, the Company had domestic federal and state net operating loss carryforwards of approximately $18,260,000 and $17,913,000, respectively, which expire at varying dates through 2027 for federal purposes and primarily through 2012 for state income tax purposes. The Company also has federal and state research and development credit carryforwards of $33,000 and $80,000, at December 31, 2006, and September 30, 2007, respectively, which are available to offset future federal and state taxes and expire through 2027.

The IRS code Sections 382 and 383, and similar state regulations, contain provisions that may limit the net operating loss carryforwards available to be used to offset income in any given year upon the occurrence of certain events, including changes in the ownership interests of significant stockholders. In the event of a cumulative change in ownership in excess of 50% over a three-year period, as defined, the amount of the net operating loss carryforwards that the Company may utilize in any one year may be limited. The Company has completed several financings since its inception, which when combined with the purchasing shareholders’ subsequent disposition, may have resulted in a change in control as defined by Section 382, or could result in a change in control in the future.

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

On January 1, 2007, the Company adopted the provisions of FIN 48. The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company’s income tax returns since inception are open to examination by federal, state, and foreign tax authorities. The Company has no amount recorded for any unrecognized tax benefits as January 1, 2007 or September 30, 2007, nor did the Company record any amount for the implementation of FIN 48. The Company’s policy is to record estimated interest and penalty related to the underpayment of income taxes or unrecognized tax benefits as a component of its income tax provision. During the years ended 2005 and 2006 and the nine months ended September 30, 2007, the Company did not recognize any interest or penalties in its statements of operations and there are no accruals for interest or penalties at December 31, 2006 or September 30, 2007.

9.	Redeemable Convertible Preferred Stock

In October 2004, the Company issued 9,967,217 shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”) at a price of $0.5795 per share for cash proceeds of $5,776,003, before issuance costs of $759,549. Additionally, outstanding promissory notes and accrued interest of $3,235,191 were converted into 5,582,728 shares of Series A Preferred Stock and 1,708,000 shares of common stock were exchanged for 1,414,738 shares of Series A Preferred Stock. The Company also issued 45,730 shares of Series A Preferred Stock in exchange for certain services to an employee and recorded the fair value of the shares issued of $26,500 as compensation expense during the year ended December 31, 2004.

In December 2005, the Company issued 11,668,703 shares of Series B redeemable convertible preferred stock (“Series B Preferred Stock”) at a price of $0.815 per share for cash proceeds of $9,509,997, before issuance costs of $118,966.

The terms and conditions of the Series A and B Preferred Stock (collectively, the “Preferred Stock”) are as follows:

Dividends — The Series A and B Preferred stockholders are entitled to cumulative dividends at the annual rate, without compounding, of $0.0464 and $0.0652, respectively, per share from the date of issuance of the applicable share of Preferred Stock. Dividends accrue, whether or not declared, are cumulative and are payable upon redemption. No dividends were declared through September 30, 2007.

Liquidation — Upon the liquidation, dissolution, or winding-up of the Company (including any deemed liquidation events, as defined in the Company’s certificate of incorporation, as amended), each holder of Series A and B Preferred Stock is entitled to receive a payment equal to $0.5795 and $0.8150 per share, respectively, plus any declared but unpaid dividends. If the assets available for distribution to the Series A and B Preferred stockholders are not sufficient to pay the holders the full liquidation preference to which they are entitled, the Series A and B Preferred stockholders will share ratably in the distribution of the assets available. The merger or consolidation of the Company into or with another company or the sale of all or substantially all of the assets of the Company may be deemed to be a liquidation, dissolution, or winding-up of the Company, unless the holders of Preferred Stock elect to the contrary.

Voting — The Series A and B Preferred stockholders are entitled to the number of votes equal to the number of shares of common stock into which the shares of Series A and B Preferred Stock held by each holder are then convertible.

Conversion — Each share of Series A and B Preferred Stock is convertible at any time at the option of the holder. The conversion price shall initially be $0.5795 per share for the Series A Preferred Stock and $0.8150 for the Series B Preferred Stock and is adjusted for certain events, as defined. Conversion to common stock shall be mandatory upon the closing of an initial public offering, resulting in net proceeds of at least $50,000,000 and at an offering price per share greater than or equal to $4.075, or upon the decision of the holders of at least 60% of the outstanding Series A and B Preferred Stock shares.

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

Redemption — The Series A and B Preferred Stock is redeemable by the Company, at the request of holders of at least 60% of the outstanding shares of Series A and B Preferred Stock, on or after December 5, 2009, at a per share price of $0.5795 and $0.8150, respectively, subject to certain adjustments, as defined, plus any accrued and unpaid dividends, whether or not declared. The Series A and B Preferred Stock is redeemable in three annual installments commencing 60 days from the redemption date. The Company is accreting the Series A and Series B Preferred Stock to its redemption value over the period from issuance to December 5, 2009, such that the carrying amounts of the securities will equal the redemption amounts at the earliest redemption date. The Company recorded dividends and accretion related through a charge to stockholders’ deficit of $37,884, $278,793, and $1,789,905 for the years ended December 31, 2004, 2005, and 2006, respectively and $1,432,112 for the nine-month period ended September 30, 2007.

Investor Rights — The holders of Series A and B Preferred Stock have certain rights to register shares of common stock received upon conversion of such instruments under the Securities Act of 1933 pursuant to an investor rights agreement. These holders are entitled, if the Company registers common stock, to include their shares of common stock in such registration; however, the number of shares which may be registered thereby is subject to limitation by the underwriters. The investors will also be entitled to unlimited piggyback registration rights of registrations of the Company, subject to certain limitations. The Company will bear all fees, costs and expenses of these registrations, other than underwriting discounts and commission.

Presentation — As a result of the redemption features of the Series A and B Preferred Stock, the Company has reclassified the redeemable convertible preferred stock outside of permanent equity to comply with the provisions of Accounting Series Release No. 268, Redeemable Preferred Stocks, and EITF D-98, Classification and Measurement of Redeemable Securities.

10.	Stockholders’ Deficit

Common Stock  — The Company has authorized 44,434,657 and 45,934,657 shares of common stock with a $0.01 par value per share as of December 31, 2006 and September 30, 2007, respectively. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, if any, as declared by the Board of Directors, subject to the prior rights of preferred stockholders. In December 2007, the Company amended its certificate of incorporation and increased the total number of shares of common stock authorized to 50,056,880.

In September 2004, the Company entered into stockholder agreements with holders of 3,785,000 shares of common stock, whereby if the stockholders’ employment is terminated, the Company has the right to repurchase any unvested shares at $0.01 per share. The shares of the common stock became fully vested in September 2006. The Company has recorded stock-based compensation of $19,075, $9,538 and $6,358 for the years ended December 31, 2004, 2005, and 2006, respectively for the difference between the original issuance price and the repurchase price of the shares.

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

Common Stock Reserved — As of December 31, 2006 and September 30, 2007, the Company has reserved the following number of shares of common stock for the potential conversion of Preferred Stock and the exercise of stock options:

	Number of Shares as of
	December 31,	September 30,
	2006	2007

Conversion of Series A Preferred Stock	17,010,413	17,010,413
Conversion of Series B Preferred Stock	11,668,703	11,668,703
Common stock options	6,123,582	6,534,582

Total reserved	34,802,698	35,213,698

Common Stock Warrants — In October 2004, in connection with the Series A Preferred Stock financing, the Company granted a warrant to purchase 247,455 shares of common stock at a purchase price of $0.01 per share as compensation for the broker of the transaction. The Company recorded the fair value of the warrant, $121,932, as an element of Series A Preferred Stock issuance costs. The Company determined the fair value of this warrant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, risk-free interest rate of 3.31%, volatility of 100%, and expected life of five years. The warrant was exercised during 2005.

11.	Stock Option Plan

In September 2004, the Company adopted the 2004 Equity Incentive Plan as amended in December 2005, and in January 2007, the Company adopted the 2007 Stock Incentive Plan (collectively, the “Plans”). As of September 30, 2007, the Company has reserved 7,733,582 shares of the common stock under the Plans for issuance to employees, directors and consultants. In November 2007, the Company amended the Plans to increase the number of options available under the Plans to 9,633,582. Grants under the Plans may be incentive stock options or nonqualified stock options or awards. The Plans are administered by the Board of Directors, which has the authority to designate participants and determine the number and type of awards to be granted, the time at which awards are exercisable, the method of payment and any other terms or conditions of the awards. Options generally vest over a four-year period and expire ten years from the date of grant. Certain options provide for accelerated vesting if there is a change in control, as defined in the Plans. There are 663,707 and 405,582 shares available for grant under the Plans as of December 31, 2006 and September 30, 2007, respectively.

The Company generally issues previously unissued shares of common stock for the exercise of stock options. The Company received $22,500, $32,499, and $544,500 in cash from stock option exercises during the years ended December 31, 2005 and 2006, and the nine-month period ended September 30, 2007, respectively. The Company’s Board of Directors estimated the fair value of the Company’s common stock, with input from management, as of the date of each stock option grant, which typically occurred quarterly during the years ended December 31, 2004 and 2005. As there has been no public market for the Company’s common stock, the Board of Directors estimated the fair value of common stock by considering a number of objective and subjective factors, including the original sale price of common stock prior to any preferred financing rounds, the per share value of any preferred financing rounds, the amount of preferred stock liquidation preferences, peer group trading multiples, the illiquid nature of the Company’s common stock and the Company’s size and lack of historical profitability.

In July 2006, the Company obtained a fair market valuation from an independent valuation specialist which employed the probability-weighted expected return method for the valuation report. In July 2007, the Company obtained an updated fair market valuation report from the specialist that utilized both the probability-weighted expected return method and the current value method. In December 2007, in connection

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

with the Company’s proposed initial public offering, the Company’s Board of Directors decided to reassess the fair value of its common stock as of January 24, 2007, April 27, 2007, and August 3, 2007. As part of this reassessment, the Board of Directors obtained a retrospective fair market valuation from the specialist which employed the option-pricing method to determine the fair value of the Company’s common stock as of these dates. The Board of Directors considered the independent fair market valuation reports, including the retrospective reports, and the objective and subjective factors mentioned above in estimating the fair value of the Company’s common stock for stock option grants in 2006 and 2007.

The following table summarizes stock option grants issued between January 1, 2006 and September 30, 2007:

				Per Share
			Per Share	Weighted Ave.
		Per Share	Est. Fair	Grant Date
	Number of	Exercise Price	Value of	Fair Value
	Options Granted	of Option	Common Stock(1)	of Option(2)

April 27, 2006	20,000	$0.50	$0.35	$0.22
July 20, 2006	991,000	$0.50	$0.35	$0.23
October 26, 2006	290,000	$0.50	$0.35	$0.22
January 24, 2007	1,647,500	$0.50	$1.09	$0.88
April 27, 2007	235,000	$0.50	$2.24	$2.02
August 3, 2007	172,500	$3.71	$3.46	$2.66

(1)	The Per Share Estimated Fair Market Value of Common stock represents the determination by our Board of Directors of the fair value of our common stock on the date of grant, taking into account our most recent available independent common stock valuation

(2)	The Per Share Estimated Fair Value of Option was estimated at grant date using the Black -Scholes option pricing model.

The Company used the Black-Scholes option-pricing model to estimate the grant date fair value of stock option grants. The Company estimates the expected volatility of its common stock at the date of grant based on the historical volatility of comparable public companies over the option’s expected term. The Company estimates expected term based on historical exercise activity and giving consideration to the contractual term of the options, vesting schedules, employee turnover, and expectation of employee exercise behavior. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The risk-free rate for periods within the estimated life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Historical employee turnover data is used to estimate pre-vesting option forfeiture rates. The compensation expense is amortized on a straight-line basis over the requisite service period of the options, which is generally four years.

The Company used the following assumptions to apply the Black-Scholes option-pricing model:

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2006	2007

Expected dividend yield	0.00%	0.00%
Risk-free interest rate	4.69% - 4.98%	4.59% - 4.93%
Expected term (in years)	5.13 - 6.25	2.00 - 6.25
Expected volatility	80%	90%

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes stock option activity, including performance-based options:

			Weighted
			Average
		Weighted	Remaining
	Number of	Average	Contractual	Aggregate
	Shares	Exercise	Term	Intrinsic
	Options	Price	(Years)	Value

Outstanding, January 1, 2006	4,689,500	$0.50		$0

Granted	1,301,000	0.50
Exercised	(65,000)	0.50		0

Forfeited	(465,625)	0.50

Outstanding, December 31, 2006	5,459,875	0.50	8.4	0

Granted	2,055,000	0.77
Exercised	(1,089,000)	0.50		2,254,065

Forfeited	(296,875)	0.50

Outstanding, September 30, 2007	6,129,000	0.59	8.2	20,039,715

Exercisable at December 31, 2006	1,870,542	0.50	8.1	0

Exercisable at September 30, 2007	1,739,750	0.50	7.4	5,845,560

Vested or expected to vest at December 31, 2006(1)	4,731,724	0.50	8.4	0

Vested or expected to vest at September 30, 2007(1)	5,319,217	0.59	8.2	17,242,922

(1)	In addition to the vested options, the Company expects a portion of the unvested options to vest at some point in the future. Options expected to vest is calculated by applying the result of an estimated forfeiture rate to the unvested options.

The aggregate intrinsic value was calculated based on the positive differences between the estimated fair value of the Company’s common stock on December 31, 2006 and on September 30, 2007 of $0.35 and $3.86 per share, respectively, or at time of exercise, and the exercise price of the options.

The weighted average grant date fair value of stock option grants was $0.23 per share for the year ended December 31, 2006, and $1.16 for the nine months ended September 30, 2007.

Compensation cost of $97,415, $9,538, and $68,425 was recognized for stock-based compensation for the years ended December 31, 2004, 2005 and 2006, respectively. Compensation cost of $274,842 was recognized for the nine months ended September 30, 2007.

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

Under the provisions of SFAS No. 123R, the Company recognized stock based compensation expense within the accompanying consolidated statement of operations as summarized in the following table:

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2006	2007

Cost of revenue	$2,008	$5,982
Research and development	5,130	60,313
Selling and marketing	28,394	103,698
General and administrative	26,535	104,849

	$62,067	$274,842

As of December 31, 2006 and September 30, 2007, there was $224,259 and $1,751,820, respectively, of total unrecognized share-based compensation cost net of estimated forfeitures related to unvested stock option grants which is expected to be recognized over a weighted average period of 2.0 years and 2.1 years as of December 31, 2006 and September 30, 2007, respectively. The total unrecognized share-based compensation cost will be adjusted for future changes in estimated forfeitures.

Of the total stock options issued subject to the Plans, certain stock options have performance-based vesting. These performance-based options granted during 2004 and the nine months ended September 30, 2007 were generally granted at-the-money, contingently vest over a period of two to four years depending upon the nature of the performance goal, and have a contractual life of ten years.

These performance-based options are summarized below:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Shares	Exercise	Contractual	Intrinsic
	Options	Price	Term (Yrs.)	Value

Outstanding, January 1, 2007 (granted in 2004)	1,600,000	$0.50	8.0	$0

Granted	450,000	0.50
Exercised	(205,000)	0.50		356,700

Forfeited	(50,000)	0.50

Outstanding, September 30, 2007	1,795,000	0.50	7.8	6,031,200

Exercisable at December 31, 2006	662,500	0.50	8.0	0

Exercisable at September 30, 2007	560,000	0.50	7.2	1,881,600

Vested or expected to vest at December 31, 2006(1)	1,550,000	0.50	8.0	0

Vested or expected to vest at September 30, 2007(1)	1,795,000	0.50	7.8	6,031,200

(1)	In addition to the vested options, the Company expects a portion of the unvested options to vest at some point in the future. Options expected to vest is calculated by applying the result of an estimated performance option option forfeiture rate to the unvested options.

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

The aggregate intrinsic value was calculated based on the positive differences between the estimated fair value of the Company’s common stock on December 31, 2006 and on September 30, 2007 of $0.35 and $3.86 per share, respectively, or at time of exercise, and the exercise price of the option.

The options issued during 2004 vested upon the completion of certain performance milestones and therefore were subject to variable accounting. These options are fully earned as of December 31, 2006. The Company did not record compensation expense at the time services were provided due to the exercise price of the options exceeding the fair value of the common stock at each measurement date. The performance based options granted during 2007 vest upon the completion of a successful initial public offering, as defined, and the Company will record compensation expense of approximately $338,000 immediately following the initial public offering.

12.  401(k) Plan

On January 1, 2007, the Company established a defined contributions savings plan under Section 401(k) of the Internal Revenue Code. The plan is available to all employees following ninety days of employment and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company may contribute to the plan at the discretion of the Board of Directors. The Company did not make any contributions to the plan through September 30, 2007.

13.	Commitments and Contingencies

Operating Leases — The Company has an operating lease agreement for its U.S. office that expires in 2009 and a lease agreement for its development offices in Budapest, Hungary that expires in 2008. In October 2007, the Company entered into an amendment to extend and expand its U.S. office lease through 2013 (see Note 14). Rent payments for the new office space will be waived for the first two full calendar months of the agreement. This amendment required an increase in the security deposit of approximately $29,000 in the form of a letter of credit which is collateralized by a certificate of deposit in the same amount. The certificate of deposit is classified as Restricted Cash (see Note 2). The amendment also contains a termination option which allows the Company to terminate the lease in December 2010 pursuant to certain lease provisions. In November 2007, the Company entered into a new lease agreement through 2012 for a European sales office located in Amsterdam, The Netherlands (see Note 14). The new lease also contains a termination option pursuant to certain lease provisions.

Rent expense under these leases was approximately $370,000 and $150,000 for the years ended December 31, 2006 and 2005, respectively, and $380,000 and $252,000 for the nine-month periods ended September 30, 2007 and 2006, respectively. The Company records rent expense on a straight-line basis for leases with scheduled acceleration clauses or free rent periods.

The Company also enters into hosting services agreements with third-party data centers and internet service providers that are subject to annual renewal. Hosting fees incurred under these arrangements aggregated approximately $319,000 and $326,000 for the years ended December 31, 2005 and 2006, respectively, and approximately $276,000 and $612,000 for the nine-month period ended September 30, 2006 and 2007, respectively.

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

Future minimum lease payments under non-cancelable operating leases including one year commitments associated with the Company’s hosting services arrangements, (including the impact of the lease amendment and new lease agreement as discussed in Note 14 below) are approximately as follows:

2007 (October 1, 2007 — December 31, 2007)	$389,000
Years Ending December 31
2008	1,574,000
2009	1,107,000
2010	1,149,000
2011	1,180,000
2012	1,197,000
Thereafter	152,000

$6,748,000

Litigation — On April 3, 2006, the Company was notified that on March 27, 2006, an action had been commenced in the United States District Court for the Southern District of Texas, Houston Division, in which the plaintiff alleged infringement by the Company and ten other companies of three United States patents. On October 30, 2007, the Company and the plaintiff entered into a mutual settlement agreement pursuant to which the Company paid the plaintiff a sum of $1,625,000 in November 2007 and the plaintiff dismissed the action with prejudice and both parties provided mutual releases from claims arising from or related to the patent at issue. The settlement was recorded by the Company in the accompanying September 30, 2007 financial statements.

On January 30, 2007, an action was commenced in the United States District Court for the Eastern District of Texas, Tyler Division, alleging that the Company infringed upon a single patent owned by the plaintiff. On April 9, 2007, the Company and the plaintiff entered into a mutual settlement agreement pursuant to which the Company paid the plaintiff the sum of $300,000 and the plaintiff dismissed the action with prejudice and both parties provided mutual releases from the claims arising from or related to the patent at issue. The settlement was recorded by the Company in the accompanying September 30, 2007 financial statements.

From time to time and in the ordinary course of business, the Company may be subject to various claims, charges, investigations, and litigation. At September 30, 2007, the Company did not have any pending claims, charges, investigations, or litigation that it expects would have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

14.	Subsequent Events

Lease Amendment — In October 2007, the Company entered into an amendment to its U.S. office lease to increase the amount of space leased and extend the term of the lease through February 2013. Rent payments for the new office space will be waived for the first two full calendar months. The lease security deposit for the entire leased premises increased to $125,000 and is secured by a letter of credit. The amendment also contains a termination option which allows the Company to terminate the lease in December 2010 pursuant to certain lease provisions.

Effective November 2007, the Company entered into a new agreement to lease office space for a sales office located in Amsterdam, The Netherlands. The term of the lease extends through November 2012. The new lease also contains a termination option pursuant to certain lease provisions.

Intellectual Property Claim — In December 2007, the Company received, and is currently evaluating, a letter from a third party suggesting that certain elements of the RemotelyAnywhere technology may infringe

LogMeIn, Inc.

Notes to Consolidated Financial Statements — (Continued)

the third party’s patents. The Company is reviewing the claim but is not able to currently estimate the possibility of loss or range of its costs to address or resolve this claim or to predict the ultimate outcome of the matter.

Strategic Partnership — In December 2007, the Company entered into a strategic agreement with Intel Corporation to jointly develop a service that delivers connectivity to computers built with Intel components. Under the terms of the multi-year agreement, the Company will adapt its service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. Intel will market and sell the service to its customers. Intel will pay the Company a minimum license and service fee on a quarterly basis during the term of the agreement. In addition, the Company and Intel will share revenue generated by the use of the service by third parties to the extent it exceeds the minimum payments. In conjunction with this agreement, Intel Capital purchased 2,222,223 shares of the series B-1 redeemable convertible preferred stock for approximately $10,000,000. Apart from the effects of the difference in purchase price, the series B-1 redeemable convertible preferred stock has similar terms and rights as the series B redeemable convertible preferred stock.

* * * * * *

          Shares

LogMeIn, Inc.

Common Stock

PROSPECTUS
, 2008

Lehman Brothers

JPMorgan

Thomas Weisel Partners LLC

Piper Jaffray

RBC Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Registrant. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority fee.

Amount

Securities and Exchange Commission registration fee		$3,390
Financial Industry Regulatory Authority fee		9,125
NASDAQ listing fee		—
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total Expenses	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant’s certificate of incorporation provides that no director shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

The Registrant’s certificate of incorporation provides that it will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant)

by reason of the fact that he or she is or was, or has agreed to become, its director or officer, or is or was serving, or has agreed to serve, at its request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the Registrant’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

The Registrant’s certificate of incorporation also provides that it will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in the Registrant’s favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by the Registrant against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If the Registrant does not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

The Registrant has entered into indemnification agreements with certain of its directors and executive officers. In general, these agreements provide that the Registrant will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer of the Registrant or in connection with his or her service at the Registrant’s request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the director or executive officer.

The Registrant maintains a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement that the Registrant will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and redeemable convertible preferred stock issued and options granted, by the Registrant within the past three years that were not registered under the Securities Act of 1933, as amended, the Securities Act. Also included is the consideration, if any, received by the Registrant for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)	Preferred Stock Financings

On December 26, 2007, the Registrant issued 2,222,223 shares of its series B-1 redeemable convertible preferred stock at a price of $4.50 per share to Intel Capital for an aggregate purchase price of approximately

$10,000,000. Upon the closing of this offering, these shares will automatically convert into 2,222,223 shares of the Registrant’s common stock.

On December 5, 2005, the Registrant issued 11,668,703 shares of its series B redeemable convertible preferred stock at a price per share of $0.815 for an aggregate cash purchase price of $9,509,997. Upon the closing of this offering, these shares will convert automatically into 11,668,703 shares of the Registrant’s common stock.

On October 15, 2004, the Registrant sold 9,967,217 shares of series A redeemable convertible preferred stock at a price of $0.5795 per share for aggregate cash purchase price of $5,776,003. Additionally, outstanding promissory notes and accrued interest of $3,235,191 were converted into 5,582,728 shares of series A redeemable convertible preferred stock, and 1,708,000 shares of common stock were converted into 1,414,738 shares of series A redeemable convertible preferred stock. The Registrant also issued an aggregate of 45,730 shares of series A redeemable convertible preferred stock in exchange for certain services to an employee and in lieu of a cash bonus payable to another employee. Each of these employees also purchased additional shares of series A preferred stock for the cash purchase price of $0.5795 per share. Upon the closing of this offering, these shares will automatically convert into 17,010,413 shares of the Registrant’s common stock.

(b)	Stock Option Grants

Since inception through December 31, 2007, the Registrant has issued options to certain employees, consultants and others to purchase an aggregate of 10,136,500 shares of common stock. As of December 31, 2007, options to purchase 1,208,000 shares of common stock had been exercised, options to purchase 1,313,500 shares of common stock had been forfeited and options to purchase 7,615,000 shares of common stock remained outstanding at a weighted average exercise price of $1.23 per share.

(c)	Application of Securities Laws and Other Matters

No underwriters were involved in the foregoing sales of securities. The securities described in section (a) of this Item 15 were issued to a combination of foreign and U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder or Regulation S, as applicable, relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in section (b) of this Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant’s employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits.

The exhibits to the Registration Statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denomination and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woburn, Commonwealth of Massachusetts, on this 11 day of January, 2008.

LOGMEIN, INC.

By:	/s/ Michael K. Simon
Michael K. Simon
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of LogMeIn, Inc., hereby severally constitute and appoint Michael K. Simon and James F. Kelliher, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Michael K. Simon Michael K. Simon	President, Chief Executive Officer and Director (Principal Executive Officer)	January 11, 2008
/s/ James F. Kelliher James F. Kelliher	Chief Financial Officer (Principal Financial and Accounting Officer)	January 11, 2008
/s/ David E. Barrett David E. Barrett	Director	January 11, 2008
/s/ Steven J. Benson Steven J. Benson	Director	January 11, 2008
/s/ Kenneth D. Cron Kenneth D. Cron	Director	January 11, 2008
/s/ Edwin J. Gillis Edwin J. Gillis	Director	January 11, 2008
/s/ Irfan Salim Irfan Salim	Director	January 11, 2008

Exhibit Index

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3.1		Fifth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3	.2*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering
3.3		Bylaws of the Registrant, as currently in effect
3	.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering
4	.1*	Specimen Certificate evidencing shares of common stock
5	.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1		2004 Equity Incentive Plan, as amended
10.2		Form of Incentive Stock Option Agreement under the 2004 Equity Incentive Plan
10.3		Form of Nonstatutory Stock Option Agreement under the 2004 Equity Incentive Plan
10.4		2007 Stock Incentive Plan
10.5		Form of Incentive Stock Option Agreement under the 2007 Stock Incentive Plan
10.6		Form of Nonstatutory Stock Option Agreement under the 2007 Stock Incentive Plan
10.7		Form of Restricted Stock Agreement under the 2007 Stock Incentive Plan
10.8		Letter Agreement, dated April 18, 2005, between the Registrant and Richard Redding
10.9		Indemnification Agreement, dated December 5, 2005, between the Registrant and David Barrett
10.10		Indemnification Agreement, dated December 5, 2005, between the Registrant and Steven Benson
10.11		Indemnification Agreement, dated October 15, 2004, between the Registrant and Michael Simon
10	.12*	Form of Director and Executive Officer Indemnification Agreement, to be executed upon the closing of the offering
10.13		Second Amended and Restated Investor Rights Agreement, dated December 26, 2007, among the Registrant and the parties listed therein
10.14		Lease, dated July 14, 2004, between Acquiport Unicorn, Inc. and the Registrant, as amended by the First Amendment to Lease, dated December 14, 2005, as further amended by the Second Amendment to Lease, dated October 19, 2007
10	.15†	Connectivity Service and Marketing Agreement, dated December 26, 2007, between the Intel Corporation and the Registrant
21.1		Subsidiaries of the Registrant
23.1		Consent of Independent Registered Public Accounting Firm
23	.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
23.3		Consent of Shields & Company, Inc.
24.1		Powers of Attorney (included on signature page)

*	To be filed by amendment.

†	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.